      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 2000



                                                      REGISTRATION NO. 333-31444


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                        PRE-EFFECTIVE AMENDMENT NO. 1 TO


                                    FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                    TRUSTS REGISTERED ON FORM N-8B-2    /X/

                            ------------------------

                       FARM BUREAU LIFE VARIABLE ACCOUNT
                           (Exact Name of Registrant)

                       FARM BUREAU LIFE INSURANCE COMPANY
                              (Name of Depositor)

                            ------------------------

                             5400 UNIVERSITY AVENUE
                          WEST DES MOINES, IOWA 50266
                    (Address of Principal Executive Office)

                           STEPHEN M. MORAIN, ESQUIRE
                             5400 UNIVERSITY AVENUE
                          WEST DES MOINES, IOWA 50266
               (Name and Address of Agent for Service of Process)

                            ------------------------

                                    COPY TO:

                            STEPHEN E. ROTH, ESQUIRE
                        SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C. 20004-2415

    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

    TITLE OF SECURITIES BEING REGISTERED: FLEXIBLE PREMIUM LAST SURVIVOR VARIABLE LIFE INSURANCE POLICIES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       FARM BUREAU LIFE VARIABLE ACCOUNT

         FLEXIBLE PREMIUM LAST SURVIVOR VARIABLE LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

                                   PROSPECTUS

                                  May  , 2000


Farm Bureau Life Insurance Company is offering a flexible premium last survivor variable life insurance policy (the "Policy") described in this prospectus. Farm Bureau ("we," "us" or "our") designed the Policy: (1) to provide lifetime insurance protection to age 115; and (2) to permit the purchaser of a Policy ("you," or "your") to vary premium payments and adjust the death proceeds payable under the Policy.

Under the Policy, we will pay:

    -  death proceeds upon the last death of the Joint Insureds, and

    - a net surrender value or net accumulated value upon complete surrender or partial withdrawal of the Policy.

You may allocate net premiums under a Policy to one or more of the subaccounts of Farm Bureau Life Variable Account (the "Variable Account"). Death proceeds may, and accumulated value will, vary with the investment experience of the Variable Account. Each subaccount invests exclusively in shares of the investment options listed below. Current prospectuses that describe the investment objectives and risks of each Investment Option must accompany or precede this prospectus.

EquiTrust Variable Insurance               T. Rowe Price Equity Series, Inc.:
  Series Fund:                               Mid-Cap Growth Portfolio
  Value Growth Portfolio                     New America Growth Portfolio
  High Grade Bond Portfolio                  Personal Strategy Balanced Portfolio
  High Yield Bond Portfolio                T. Rowe Price International Series, Inc.:
  Managed Portfolio                          International Stock Portfolio
  Money Market Portfolio
  Blue Chip Portfolio
Fidelity Variable Insurance Products       Fidelity Variable Insurance Products Fund
  Fund:                                      II:
  Growth Portfolio                           Contrafund Portfolio
  Overseas Portfolio                         Index 500 Portfolio
                   Fidelity Variable Insurance Products Fund III:
                             Growth & Income Portfolio

You may also allocate net premiums to the Declared Interest Option, which is supported by our General Account. We credit amounts allocated to the Declared Interest Option with at least a 4% annual interest rate.

Please note that the Policies and Investment Options are not bank deposits, are not federally insured, are not guaranteed to achieve their goals and are subject to risks, including loss of the amount invested.

Please carefully consider replacing any existing insurance with the Policy. Farm Bureau does not claim that investing in the Policy is similar or comparable to investing in a mutual fund.

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES
        OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   Please read this prospectus carefully and retain it for future reference.

                                   Issued By:

                       Farm Bureau Life Insurance Company
                             5400 University Avenue
                          West Des Moines, Iowa 50266
                                 1-800-247-4170

--------------------------------------------------------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                 PAGE
                                                              -----------
DEFINITIONS.................................................           3
SUMMARY OF THE POLICY.......................................           6
FARM BUREAU LIFE INSURANCE COMPANY AND THE VARIABLE
  ACCOUNT...................................................          11
      Farm Bureau Life Insurance Company....................          11
      Iowa Farm Bureau Federation...........................          11
      The Variable Account..................................          11
      Investment Options....................................          11
      Addition, Deletion or Substitution of Investments.....          15
THE POLICY..................................................          15
      Purchasing the Policy.................................          15
      Premiums..............................................          16
      Examination of Policy (Cancellation Privilege)........          17
      Policy Lapse and Reinstatement........................          18
      Special Transfer Privilege............................          18
      Exchange Privilege....................................          19
POLICY BENEFITS.............................................          20
      Accumulated Value Benefits............................          20
      Transfers.............................................          23
      Loan Benefits.........................................          23
      Death Proceeds........................................          25
      Benefits at Maturity..................................          28
      Payment Options.......................................          28
CHARGES AND DEDUCTIONS......................................          29
      Premium Expense Charge................................          30
      Monthly Deduction.....................................          30
      Transfer Charge.......................................          32
      Surrender Charge......................................          32
      Variable Account Charges..............................          32
THE DECLARED INTEREST OPTION................................          33
      General Description...................................          33
      Declared Interest Option Accumulated Value............          33
      Transfers, Surrenders and Policy Loans................          34
GENERAL PROVISIONS..........................................          34
      The Contract..........................................          34
      Incontestability......................................          34
      Change of Provisions..................................          35
      Misstatement of Age or Sex............................          35
      Suicide Exclusion.....................................          35
      Annual Report.........................................          35
      Non-Participation.....................................          35
      Ownership of Assets...................................          35
      Written Notice........................................          35
      Postponement of Payments..............................          36
      Continuance of Insurance..............................          36
      Ownership.............................................          36
      The Beneficiary.......................................          37
      Changing the Policyowner or Beneficiary...............          37
      Additional Insurance Benefits.........................          37
      Policy Split Option...................................          37

                                                                 PAGE
                                                              -----------
DISTRIBUTION OF THE POLICIES................................          38
FEDERAL TAX MATTERS.........................................          38
      Introduction..........................................          38
      Tax Status of the Policy..............................          39
      Tax Treatment of Policy Benefits......................          39
      Possible Tax Law Changes..............................          41
      Taxation of the Company...............................          41
      Employment-Related Benefit Plans......................          41
ADDITIONAL INFORMATION......................................          42
FINANCIAL STATEMENTS........................................          47
ILLUSTRATIONS OF DEATH BENEFITS AND ACCUMULATED VALUES......  Appendix A
DEATH BENEFIT OPTIONS.......................................  Appendix B
MAXIMUM SURRENDER CHARGES...................................  Appendix C


                   The Policy is not available in all States.

This prospectus constitutes an offering only in those jurisdictions where such offering may lawfully be made.

Farm Bureau has not authorized any dealer, salesman or other person to give any information or make any representations in connection with this offering other than those contained in this prospectus. Do not rely on any such other information or representations.

--------------------------------------------------------------------------------

DEFINITIONS
--------------------------------------------------------------------------------

ACCUMULATED VALUE: The total amount invested under the Policy. It is the sum of the values of the Policy in each subaccount of the Variable Account, the value of the Policy in the Declared Interest Option and any outstanding Policy Debt.

BENEFICIARY: The person or entity the Policyowner named in the application, or by later designation, to receive the death proceeds upon the Insured's death.


BUSINESS DAY: Each day that the New York Stock Exchange is open for trading, except: (1) any period when the Securities and Exchange Commission determines that an emergency exists which makes it impracticable for a Fund to dispose of its securities or to fairly determine the value of its net assets; or (2) such other periods as the Securities and Exchange Commission may permit for the protection of security holders of a Fund.


COMPANY, WE, US, OUR: Farm Bureau Life Insurance Company.

DECLARED INTEREST OPTION: A part of the Company's General Account. Policyowners may allocate Net Premiums and transfer Accumulated Value to the Declared Interest Option. The Company credits Accumulated Value in the Declared Interest Option with interest at an annual rate guaranteed to be at least 4%.

DELIVERY DATE: The date when the Company issues the Policy and mails it to the Policyowner.

DUE PROOF OF DEATH: Proof of death that is satisfactory to the Company. Such proof may consist of the following:

    (a) A certified copy of the death certificate;

    (b) A certified copy of a court decree reciting a finding of death; or

    (c) Any other proof satisfactory to the Company.

FUND: An open-end, diversified management investment company in which the Variable Account invests.

GENERAL ACCOUNT: The assets of the Company other than those allocated to the Variable Account or any other separate account.

GRACE PERIOD: The 61-day period beginning on the date we send notice to the Policyowner that Net Accumulated Value or Net Surrender Value is insufficient to cover the monthly deduction.

HOME OFFICE: The Company's principal offices at 5400 University Avenue, West Des Moines, Iowa 50266.

INVESTMENT OPTION: A separate investment portfolio of a Fund.

JOINT EQUAL AGE: The age on which premium and Accumulated Value are based. It is an actuarial equivalent and is determined by the age and sex of the Joint Insureds. The current Joint Equal Age on any Policy Anniversary will equal the Joint Equal Age on the Policy Date plus the number of years since the Policy Date.

JOINT EQUAL ATTAINED AGE: The Joint Equal Age at the Policy Date plus the number of Policy Years since the Policy Date.

JOINT INSUREDS: The persons upon whose lives the Company issues a Policy.

MATURITY DATE: The Joint Equal Attained Age 115. It is the date when the Policy terminates and the Policy's Accumulated Value less Policy Debt becomes payable to the Policyowner or the Policyowner's estate.

MINIMUM INITIAL PREMIUM: A premium amount specified by the Company. We use this amount to calculate the premium expense charge during periods when we declare a premium expense charges less than the 7% guaranteed premium expense charge. We may declare a lower percentage of premium expense charge on premiums paid in excess of the Minimum Initial Premium during a Policy Year. We also use Minimum Initial Premium to calculate registered representative's compensation.


MONTHLY DEDUCTION DAY: The same date in each month as the Policy Date. The Company makes the monthly deduction on the Business Day coinciding with or immediately following the Monthly Deduction Day. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.")

NET ACCUMULATED VALUE: The Accumulated Value of the Policy reduced by any outstanding Policy Debt and increased by any unearned loan interest.

NET ASSET VALUE: The total current value of each Subaccount's securities, cash, receivables and other assets less liabilities.

NET PREMIUM: The amount of premium remaining after we deduct the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"). The Company will allocate this amount, according to the Policyowner's instructions, among the Subaccounts of the Variable Account and the Declared Interest Option.

NET SURRENDER VALUE: The Surrender Value minus any Policy Debt plus any unearned loan interest.

PARTIAL WITHDRAWAL FEE: A fee we assess at the time of any partial withdrawal equal to the lesser of $25 or 2% of the amount withdrawn.

POLICY: The flexible premium last survivor variable life insurance policy we offer and describe in this prospectus, which term includes the Policy described in this prospectus, the Policy application, any supplemental applications and any endorsements or additional benefit riders or agreements.

POLICY ANNIVERSARY: The same date in each year as the Policy Date.

POLICY DATE: The date set forth on the Policy data page which we use to determine Policy Years, Policy Months and Policy Anniversaries. The Policy Date may, but will not always, coincide with the effective date of insurance coverage under the Policy. (See "THE POLICY--Purchasing the Policy.")

POLICY DEBT: The sum of all outstanding Policy Loans and any due and unpaid Policy Loan interest.

POLICY LOAN: An amount the Policyowner borrows from the Company using the Policy as the sole security. Interest on Policy Loans is payable in advance (for the remainder of the Policy Year) upon taking a Policy Loan and upon each Policy Anniversary thereafter (for the following Policy Year) until the Policy Loan is repaid.

POLICY MONTH: A one-month period beginning on a Monthly Deduction Day and ending on the day immediately preceding the next Monthly Deduction Day.

POLICYOWNER, YOU, YOUR: The person who owns a Policy. The Policyowner is named in the application.

POLICY YEAR: A twelve-month period that starts on the Policy Date or on a Policy Anniversary.

SPECIFIED AMOUNT: The minimum death benefit payable under a Policy so long as the Policy remains in force. The Specified Amount as of the Policy Date is set forth on the data page in each Policy.

SUBACCOUNT: A subdivision of the Variable Account which invests exclusively in shares of a designated Investment Option of a Fund.


SURRENDER CHARGE: A charge we assess at the time of any surrender during the first ten Policy Years and for ten years following an increase in Specified Amount.


SURRENDER VALUE: The Accumulated Value minus the Surrender Charge.

UNIT VALUE: The value determined by dividing each Subaccount's Net Asset Value by the number of units outstanding at the time of calculation.

VALUATION PERIOD: The period between the close of business (3:00 p.m. central time) on a Business Day and the close of business on the next Business Day.

VARIABLE ACCOUNT: Farm Bureau Life Variable Account, a separate investment account the Company established to receive and invest the Net Premiums paid under the Policies.

--------------------------------------------------------------------------------

SUMMARY OF THE POLICY
--------------------------------------------------------------------------------

    The following is a summary of the Policy's features. Please read the entire Prospectus and the Policy for more detailed information. Unless otherwise indicated, the description of the Policy contained in this Prospectus assumes that the Policy is in force and that there is no outstanding Policy Debt.

THE POLICY

    - The Policy is a flexible premium last survivor variable life insurance policy providing for:

         - death proceeds payable to the Beneficiary upon the last death of the Joint Insureds,

         -   the accumulation of Accumulated Value,

         -   withdrawal and surrender options, and

         -   loan privileges.

    - We normally issue a Policy for a minimum Specified Amount of $100,000, but we may issue Policies for lower Specified Amounts.

    - You have flexibility in determining the frequency and amount of premiums. (See "THE POLICY--Premiums.")

    - We do not guarantee the amount and/or duration of the life insurance coverage.

    - Accumulated Value may increase or decrease, depending upon the investment experience of the assets supporting the Policy. You bear the investment risk of any depreciation of, and reap the benefit of any appreciation in, the value of the underlying assets.

    - If either Joint Insured is alive and the Policy is in force on the Maturity Date, we will pay you the Accumulated Value as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Policy Debt.

    - CANCELLATION PRIVILEGE. You may examine and cancel the Policy by returning it to us before midnight of the 20th day after you receive it. We will refund you the greater of:

         -   premiums paid, or

         - Accumulated Value on the Business Day we receive the Policy plus any charges we deducted. (See "THE POLICY--Examination of Policy (Cancellation Privilege).")

THE VARIABLE ACCOUNT

    - The Variable Account has 15 Subaccounts, each of which invests exclusively in one of the following Investment Options offered by the
        Funds:

        -  Value Growth Portfolio                             -  International Stock Portfolio

        -  High Grade Bond Portfolio                          -  Growth Portfolio

        -  High Yield Bond Portfolio                          -  Overseas Portfolio

        -  Managed Portfolio                                  -  Contrafund Portfolio

        -  Money Market Portfolio                             -  Index 500 Portfolio

        -  Blue Chip Portfolio                                -  Growth & Income Portfolio

        -  Mid-Cap Growth Portfolio                           -  New America Growth Portfolio

        -  Personal Strategy Balanced Portfolio

    - You may instruct us to allocate Net Premiums and transfer Accumulated Value to any of the Subaccounts.

    -   We will allocate your initial premium to the Declared Interest Option.

    - We will automatically allocate, without charge, your Accumulated Value in the Declared Interest Option according to your allocation instructions upon the earlier of:

         (1) the date we receive a signed notice that you have received the Policy, or

         (2)  25 days after the Delivery Date.

    - If we receive Net Premiums before (1) or (2) above, we will allocate those monies to the Declared Interest Option.

    - We will allocate Net Premiums received after (1) or (2) above according to your allocation instructions.

THE DECLARED INTEREST OPTION

    - You may allocate or transfer all or a portion of the Accumulated Value to the Declared Interest Option, which guarantees a specified minimum rate of return (at least 4% annually). (See "THE DECLARED INTEREST OPTION.")

PREMIUMS

    -   You choose when to pay and how much to pay.

    - You must pay an initial premium that (when reduced by the premium expense charge) is enough to pay the first monthly deduction.

    - We deduct a premium expense charge from each payment. (See "CHARGES and DEDUCTIONS--Premium Expense Charge.")

POLICY BENEFITS

ACCUMULATED VALUE BENEFITS (SEE "POLICY BENEFITS--ACCUMULATED VALUE BENEFITS.")


    - Your Policy provides for an Accumulated Value. A Policy's Accumulated Value varies to reflect:


         -   the amount and frequency of premium payments,

         -   the investment experience of the Subaccounts,

         -   interest earned on Accumulated Value in the Declared Interest
             Option,

         -   Policy Loans,

         -   partial withdrawals and

         -   charges we assess under the Policy.

    -   You may fully surrender your Policy and receive the Net Surrender Value.

    - You may obtain a partial withdrawal of your Net Accumulated Value (minimum $500) at any time before the Maturity Date.

    - A partial withdrawal or surrender may have federal income tax consequences. (See "FEDERAL TAX MATTERS".)

TRANSFERS (SEE "POLICY BENEFITS--TRANSFERS.")

    - You may transfer amounts (minimum $100) among the Subaccounts an unlimited number of times in a Policy Year.

    - You may make one transfer per Policy Year between the Subaccounts and the Declared Interest Option.

    - The first transfer in a Policy Year is free. We may deduct a $25 charge from the amount transferred on subsequent transfers in that Policy Year.

    - We do not count certain transfers for purposes of the one free transfer limit. (See "THE POLICY--Special Transfer Privilege"; and "THE POLICY--Premiums--Allocating Net Premiums.")

LOANS (SEE POLICY BENEFITS--"LOAN BENEFITS.")

    - You may borrow up to 90% of the Policy's Net Surrender Value as of the date of the most recent loan.


    - We charge you a maximum annual interest rate equal to the higher of the "Published Monthly Average of the Composite Yield on Seasoned Corporate Bonds" as published by Moody's Investors Services, Inc. (or any successor thereto) for the calendar month ending two months before the date on which the rate is determined; or 5.5%.


    - We secure your loan by segregating in the Declared Interest Option an amount equal to the Policy Loan. We credit this amount with an effective annual rate of interest equal to at least 4%.

    - Policy Loans may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

DEATH PROCEEDS (SEE "POLICY BENEFITS--DEATH PROCEEDS.")

    -   The Policy contains two death benefit options:

         - Option A--the death benefit is the greater of the sum of the Specified Amount and the Policy's Accumulated Value, or the Accumulated Value multiplied by the specified amount factor for the Joint Equal Attained Age, as set forth in the Policy.

         - Option B--the death benefit is the greater of the Specified Amount, or the Accumulated Value multiplied by the specified amount factor for the Joint Equal Attained Age, as set forth in the Policy.

    - Under either death benefit option, so long as the Policy remains in force, the death benefit will not be less than the Specified Amount of the Policy on the last death of the Joint Insureds.

    - To determine the death proceeds, we reduce the death benefit by any outstanding Policy Debt and increase the death benefit by any unearned loan interest and any premiums paid after the date of death. We may pay the proceeds in a lump sum or in accordance with a payment option.

    -   You may change the Specified Amount or the death benefit option.

CHARGES (SEE "CHARGES AND DEDUCTIONS")

PREMIUM EXPENSE CHARGE

    - We deduct a Premium Expense Charge equal to 7% of each premium up to the Minimum Initial Premium and 2% of each premium in excess of the Minimum Initial Premium. The remaining amount is the Net Premium.

ACCUMULATED VALUE CHARGES

    - Each month, we make a monthly deduction (that varies from month to month) equal to the sum of:

         -   a cost of insurance charge, plus

         -   the cost of any additional insurance benefits added by rider, plus

         -   a $10 policy expense charge, plus

         -   a monthly charge of $0.03 per $1,000 of Specified Amount.

    - During the first 12 Policy Months and during the 12 Policy Months immediately following an increase in Specified Amount, the monthly deduction will include a first year monthly administrative charge of $0.10 per $1,000 of Specified Amount.

    - We apply a $10 first year monthly expense charge during the first 12 Policy Months.

    - Upon partial withdrawal of a Policy, we assess a charge equal to the lesser of $25 or 2.0% of the amount surrendered.

    - We apply a charge upon surrender of a Policy during the first ten Policy Years, as well as during the first ten Policy Years following an increase in Specified Amount (See "APPENDIX C--Maximum Surrender Charges").

    - We may deduct a $25 charge from the amount transferred on the second and subsequent transfers in a Policy Year.

CHARGES AGAINST THE VARIABLE ACCOUNT

    - We deduct a daily mortality and expense risk charge from the average daily net assets of each Subaccount. The charge equals an effective annual rate of .90%.

    - We may assess a charge against the Variable Account for federal income taxes that may be attributable to the Variable Account.


    - Because the Variable Account purchases shares of the Investment Options, the value of the average net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by each Investment Option. The following table indicates the Investment Options' fees and expenses (after waivers or reimbursements) for the year ended December 31, 1999.




                                                                              ADVISORY         OTHER          TOTAL
INVESTMENT OPTION                                                               FEE          EXPENSES       EXPENSES
EquiTrust Variable Insurance Series Fund
  Value Growth                                                                  0.45%          0.12%          0.57%
  High Grade Bond                                                               0.30%          0.18%          0.48%
  High Yield Bond                                                               0.45%          0.15%          0.60%
  Managed                                                                       0.45%          0.11%          0.56%
  Money Market                                                                  0.25%          0.30%          0.55%
  Blue Chip                                                                     0.20%          0.10%          0.30%
T. Rowe Price Equity Series, Inc.
  Mid-Cap Growth                                                                0.85%          0.00%          0.85%(1)
  New America Growth                                                            0.85%          0.00%          0.85%(1)
  Personal Strategy Balanced                                                    0.90%          0.00%          0.90%(1)
T. Rowe Price International Series, Inc.
  International Stock                                                           1.05%          0.00%          1.05%(1)
Fidelity Variable Insurance Products Fund
  VIP Growth                                                                    0.58%          0.08%          0.66%(2)
  VIP Overseas                                                                  0.73%          0.18%          0.91%(2)
  VIP II Contrafund                                                             0.58%          0.09%          0.67%(2)
  VIP II Index 500                                                              0.24%          0.04%          0.28%(3)
  VIP III Growth & Income                                                       0.48%          0.12%          0.60%(2)

    (1) Total annual investment option expenses are an all-inclusive fee and pay for investment management services and other operating costs.


    (2) A portion of the brokerage commissions that certain Investment Options pay is used to reduce Fund expenses. In addition, certain Investment Options have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances are used to reduce custodian expenses. The amounts shown in the table do not include these reductions. Including these reductions, the total Investment Option operating expenses presented in the preceding table would have been: Growth 0.65%, Overseas 0.87%, Contrafund 0.65% and Growth & Income 0.59%.



    (3) The investment adviser has voluntarily agreed to reimburse the Index 500 Investment Option to the extent that total operating expenses (with the exceptions noted in the prospectus for the Investment Option) as a percentage of its average net assets exceed 0.28%. If this agreement had not been in effect, total operating expenses for the fiscal year ended December 31, 1999, as a percentage of the Index 500 Investment Option's average net assets would have been 0.34%. The investment adviser may terminate this reimbursement arrangement at any time.


OTHER POLICIES

    - We offer other variable life insurance policies (through this Variable Account and other variable accounts we establish) that invest in the same Investment Options of the Funds. These policies may have different charges that could affect Subaccount performance, and may offer different benefits more suitable to your needs. You may contact us to obtain more information about these policies.

TAX TREATMENT (SEE "FEDERAL TAX MATTERS")


    - We believe that it is reasonable to conclude that the Policy qualifies as a life insurance contract for federal income tax purposes.



    - If a Policy qualifies as a life insurance contract for federal income tax purposes, the Accumulated Value under a Policy should be subject to the same federal income tax treatment as accumulated value under a conventional fixed-benefit Policy--the Policyowner is generally not deemed to be in constructive receipt of Accumulated Values under a Policy until there is a distribution from the Policy.



    - If a Policy qualifies as life insurance for federal income tax purposes, death proceeds payable under the Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally will not be taxed on these proceeds.


    - Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under Federal tax laws. If a Policy is treated as a MEC, then complete and partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on complete and partial surrenders, and loans taken before you reach age 59-1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the Policy and then as taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

--------------------------------------------------------------------------------

FARM BUREAU LIFE INSURANCE COMPANY AND THE VARIABLE ACCOUNT
--------------------------------------------------------------------------------

FARM BUREAU LIFE INSURANCE COMPANY

    Farm Bureau Life Insurance Company is a stock life insurance company which was incorporated in the State of Iowa on October 30, 1944. At December 31, 1999, Iowa Farm Bureau Federation owned 56.47% of the outstanding voting shares of FBL Financial Group, Inc., which owns 100% of our outstanding voting shares.

    Our principal business is offering life insurance policies, disability income insurance policies and annuity contracts. Our principal offices are at 5400 University Avenue, West Des Moines, Iowa 50266. We are admitted to do business in 18 states--Arizona, Colorado, Idaho, Iowa, Kansas, Minnesota, Montana, Nebraska, Nevada, New Mexico, North Dakota, Oklahoma, Oregon, South Dakota, Utah, Washington, Wisconsin and Wyoming.
--------------------------------------------------------------------------------

IOWA FARM BUREAU FEDERATION

    Iowa Farm Bureau Federation is an Iowa not-for-profit corporation located at 5400 University Avenue, West Des Moines, Iowa 50266, the members of which are county Farm Bureau organizations and their individual members. Through various divisions and subsidiaries, Iowa Farm Bureau Federation engages in the formulation, analysis and promotion of programs designed to foster the educational, social and economic advancement of its members.
--------------------------------------------------------------------------------

THE VARIABLE ACCOUNT

    We established the Variable Account as a separate account on March 3, 1987. The Variable Account receives and invests the Net Premiums under the Policy, and may receive and invest net premiums for any other variable life insurance policies we issue.

    The Variable Account's assets are our property, and they are available to cover our general liabilities only to the extent that the Variable Account's assets exceed its liabilities arising under the Policies and any other policies it supports. The portion of the Variable Account's assets attributable to the Policies generally are not chargeable with liabilities arising out of any other business that we may conduct. We may transfer to the General Account any Variable Account assets which are in excess of such reserves and other Policy liabilities.

    The Variable Account currently has 15 Subaccounts but may, in the future, include additional subaccounts. Each Subaccount invests exclusively in shares of a single corresponding Investment Option. Income and realized and unrealized gains or losses from the assets of each Subaccount are credited to or charged against, that Subaccount without regard to income, gains or losses from any other Subaccount.

    We registered the Variable Account as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940. The Variable Account meets the definition of a separate account under the federal securities laws. Registration with the Securities and Exchange Commission does not mean that the SEC supervises the management or investment practices or policies of the Variable Account or the Company. The Variable Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.
--------------------------------------------------------------------------------

INVESTMENT OPTIONS

    The Variable Account invests in shares of the Investment Options described below. Each of these Investment Options was formed as an investment vehicle for insurance company separate accounts. Each Investment Option has its own investment objectives and separately determines the income and losses for that Investment Option. While you may be invested in all Subaccounts, we only permit you to "actively participate" in a maximum of 10 Investment Options at any one time.

    The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other portfolios that the same investment adviser, investment sub-adviser or manager may manage. The investment results of the Investment Options, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Investment Options will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser, investment sub-adviser or manager.

    The paragraphs below summarize each Investment Option's investment objectives and policies. There is no assurance that any Investment Option will achieve its stated objectives. Please refer to the prospectus for each Investment Option for more detailed information, including a description of risks, for each Investment Option. The Investment Option prospectuses must accompany or precede this Prospectus and you should read them carefully and retain them for future reference.

EQUITRUST VARIABLE INSURANCE SERIES FUND. Equitrust Investment Management Services, Inc. is this Fund's investment adviser.

PORTFOLIO                              INVESTMENT OBJECTIVE
Value Growth Portfolio                 -  This Portfolio seeks long-term capital appreciation.
                                          Portfolio pursues its objective by investing primarily in
                                          equity securities of companies that the investment
                                          adviser believes have a potential to earn a high return
                                          on equity, and/or in equity securities that the
                                          investment adviser believes are undervalued by the market
                                          place. Such equity securities may include common stock,
                                          preferred stock and securities convertible or
                                          exchangeable into common stock.
High Grade Bond Portfolio              -  This Portfolio seeks as high a level of current income as is consistent with a high grade portfolio of debt
                                          securities. Portfolio pursues this objective by investing
                                          primarily in debt securities rated AAA, AA or A by
                                          Standard & Poor's, and/or Aaa, Aa or A by Moody's
                                          Investors Service, Inc., and in securities issued or
                                          guaranteed by the United States government or its
                                          agencies or instrumentalities.
High Yield Bond Portfolio              -  This Portfolio seeks, as a primary objective, as high a level of current income as is consistent with investment
                                          in a portfolio of fixed-income securities rated in the
                                          lower categories of established rating services (commonly
                                          known as "junk bonds"). As a secondary objective, the
                                          Portfolio seeks capital appreciation when consistent with
                                          its primary objective. The Portfolio pursues these
                                          objectives by investing primarily in fixed-income
                                          securities rated Baa or lower by Moody's Investors
                                          Service, Inc., and/or BBB or lower by Standard & Poor's,
                                          or in unrated securities of comparable quality. AN
                                          INVESTMENT IN THIS PORTFOLIO MAY ENTAIL GREATER THAN
                                          ORDINARY FINANCIAL RISK. (See the Fund Prospectus "HIGHER
                                          RISK SECURITIES AND INVESTMENT STRATEGIES--Lower Rated
                                          Debt Securities.")
Managed Portfolio                      -  This Portfolio seeks the highest total investment return of income and capital appreciation. Portfolio pursues
                                          this objective through a fully managed investment policy
                                          consisting of investments in the following three market
                                          sectors: (1) growth common stocks and securities
                                          convertible or exchangeable into growth common stocks,
                                          including warrants and rights; (2) high grade debt
                                          securities and preferred stocks of the type in which the
                                          High Grade Bond Portfolio may invest; and (3) high
                                          quality short-term money market instruments of the type
                                          in which the Money Market Portfolio may invest.

PORTFOLIO                              INVESTMENT OBJECTIVE
Money Market Portfolio                 -  This Portfolio seeks maximum current income consistent
                                          with liquidity and stability of principal. Portfolio
                                          pursues this objective by investing in high quality
                                          short-term money market instruments. The United States
                                          Government and its agencies do not insure or guarantee an
                                          investment in the Money Market Portfolio. AN INVESTMENT
                                          IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR
                                          GUARANTEED BY THE F.D.I.C. OR ANY GOVERNMENT AGENCY.
                                          THERE IS NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO
                                          MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.
Blue Chip Portfolio                    -  This Portfolio seeks growth of capital and income.
                                          Portfolio pursues this objective by investing primarily
                                          in common stocks of well-capitalized, established
                                          companies. Because this Portfolio may be invested heavily
                                          in particular stocks or industries, an investment in this
                                          Portfolio may entail relatively greater risk of loss.


T. ROWE PRICE EQUITY SERIES, INC. T. Rowe Price Associates, Inc. is the investment adviser to the Fund. The following three portfolios are available under the Policy:

PORTFOLIO                              INVESTMENT OBJECTIVE
Mid-Cap Growth Portfolio               -  This Portfolio seeks to provide long-term capital
                                          appreciation by investing primarily in mid-cap common
                                          stocks with the potential for above-average earnings
                                          growth. The investment adviser defines mid-cap companies
                                          as those whose market capitalization falls within the
                                          range of companies in the Standard & Poor's Mid-Cap 400
                                          Index.
New America Growth Portfolio           -  This Portfolio seeks growth of capital by investing
                                          primarily in the common stocks of companies operating in
                                          sectors the investment adviser believes will be the
                                          fastest growing in the U.S. Fast-growing companies can be
                                          found across an array of industries in today's "new
                                          America".
Personal Strategy Balanced Portfolio   -  This Portfolio seeks the highest total return over time consistent with an emphasis on both capital appreciation
                                          and income.


T. ROWE PRICE INTERNATIONAL SERIES, INC. Rowe Price-Fleming International, Inc. is the investment adviser to the Fund.

PORTFOLIO                              INVESTMENT OBJECTIVE
International Stock Portfolio          -  This Portfolio seeks to provide capital appreciation
                                          through investments primarily in established companies
                                          based outside the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS. Fidelity Management & Research Company serves as the investment adviser to these Funds. Bankers Trust Company serves as sub-investment adviser to the Index 500 Portfolio. The following portfolios are available under the Policy.

PORTFOLIO                              INVESTMENT OBJECTIVE
Fidelity VIP Growth Portfolio          -  This Portfolio seeks capital appreciation by investing
                                          primarily in common stocks. The Portfolio, however, is
                                          not restricted to any one type of security and may pursue
                                          capital appreciation through the purchase of bonds and
                                          preferred stocks. The Portfolio does not place any
                                          emphasis on dividend income from its investments, except
                                          when the adviser believes this income will have a
                                          favorable influence on the market value of the security.
                                          Growth may be measured by factors such as earnings or
                                          gross sales.
Fidelity VIP Overseas Portfolio        -  This Portfolio seeks long-term growth of capital by
                                          investing primarily in foreign securities. The Portfolio
                                          defines foreign securities as securities of issuers whose
                                          principal activities are located outside the United
                                          States. Normally, at least 65% of the Portfolio's total
                                          assets will be invested in foreign securities. The
                                          Portfolio may also invest in U.S. issuers.
Fidelity VIP II Contrafund Portfolio   -  This Portfolio seeks capital appreciation by investing in securities of companies whose value the adviser believes
                                          is not fully recognized by the public. The Portfolio
                                          normally invests primarily in common stocks and
                                          securities convertible into common stock, but it has the
                                          flexibility to invest in other types of securities.
Fidelity VIP II Index 500 Portfolio    -  This Portfolio seeks to provide investment results that correspond to the total return of a broad range of common
                                          stocks publicly traded in the United States. To achieve
                                          this objective, the Portfolio attempts to duplicate the
                                          composition and total return of the S&P 500.
Fidelity VIP III Growth & Income       -  This Portfolio seeks high total return through a
Portfolio                                 combination of current income and capital appreciation by
                                          investing mainly in equity securities. The Portfolio
                                          expects to invest the majority of its assets in domestic
                                          and foreign equity securities, with a focus on those that
                                          pay current dividends and show potential earnings growth.
                                          However, the Portfolio may buy debt securities as well as
                                          equity securities that are not currently paying
                                          dividends, but offer prospects for capital appreciation
                                          or future income.

    The Funds currently sell shares: (1) to the Variable Account as well as to separate accounts of insurance companies that may or may not be affiliated with the Company or each other; and (2) to separate accounts to serve as the underlying investment for both variable life insurance policies and variable annuity contracts. We currently do not foresee any disadvantage to Policyowners arising from the sale of shares to support variable life insurance policies and variable annuity contracts, or from shares being sold to separate accounts of insurance companies that may or may not be affiliated with the Company. However, we will monitor events in order to identify any material irreconcilable conflicts that might possibly arise. In that event, we would determine what action, if any, should be taken in response to those events or conflicts. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects Policyowners, we will take appropriate action on our own, including withdrawing the Variable Account's investment in that Fund. (See the Fund prospectuses for more detail.)

    We may receive compensation from an affiliate(s) of one or more of the Funds based upon an annual percentage of the average assets we hold in the Investment Options. These amounts are intended to compensate us for administrative and other services we provide to the Funds and/or affiliate(s).

    Each Fund is registered with the Securities and Exchange Commission as an open-end, diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the Securities and Exchange Commission.

--------------------------------------------------------------------------------

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares of the Investment Options that the Variable Account holds or that the Variable Account may purchase. If the shares of an Investment Option are no longer available for investment or if, in our judgment, further investment in any Investment Option should become inappropriate in view of the purposes of the Variable Account, we reserve the right to dispose of the shares of any Investment Option and to substitute shares of another Investment Option. We will not substitute any shares attributable to a Policyowner's Accumulated Value in the Variable Account without notice to and prior approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940 or other applicable law. In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in these and other policies as may be necessary or appropriate to reflect such substitution or change. Nothing contained in this Prospectus shall prevent the Variable Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Policyowners.

    We also reserve the right to establish additional subaccounts of the Variable Account, each of which would invest in shares of a new Investment Option, with a specified investment objective. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant, and we may make any new subaccounts available to existing Policyowners on a basis we determine. Subject to obtaining any approvals or consents required by applicable law, we may transfer the assets of one or more Subaccounts to any other Subaccount(s), or one or more Subaccounts may be eliminated or combined with any other Subaccount(s) if, in our sole discretion, marketing, tax or investment conditions warrant.

    If we deem it to be in the best interests of persons having voting rights under the Policies, we may

         - operate the Variable Account as a management company under the Investment Company Act of 1940,

         - deregister the Variable Account under that Act in the event such registration is no longer required, or,

         - subject to obtaining any approvals or consents required by applicable law, combine the Variable Account with other Company separate accounts.

    To the extent permitted by applicable law, we may also transfer the Variable Account's assets associated with the Policies to another separate account. In addition, we may, when permitted by law, restrict or eliminate any voting rights of Policyowners or other persons who have voting rights as to the Variable Account. (See "ADDITIONAL INFORMATION--Voting Rights.")

--------------------------------------------------------------------------------

THE POLICY
--------------------------------------------------------------------------------

PURCHASING THE POLICY

    In order to issue a Policy, we must receive a completed application, including payment of the initial premium, at our Home Office. We ordinarily will issue a Policy only for Joint Insureds who have a Joint Equal Age of 18 to 85 years of age at their last birthday and who supply satisfactory evidence of insurability to the Company. Acceptance is subject to our underwriting rules and we may, in our sole discretion, reject any application or premium for any lawful reason. The minimum Specified Amount for which we will issue a Policy is normally $100,000, although we may, in our discretion, issue Policies with Specified Amounts of less than $100,000.

    The effective date of insurance coverage under the Policy will be the later of:

         -  the Policy Date,

         - the date the Joint Insureds sign the last of any amendments to the initial application required by our underwriting rules, or

         -  the date when we receive the full initial premium at the Home
            Office.

    The Policy Date will be the later of (1) the date of the initial application, or (2) the date we receive any additional information at the Home Office if our underwriting rules require additional medical or other information.

    The Policy Date may also be any other date mutually agreed to by you and the Company. If the later of (1) or (2) above is the 29th, 30th or 31st of any month, the Policy Date will be the 28th of such month. We use the Policy Date to determine Policy Years, Policy Months and Policy Anniversaries. The Policy Date may, but will not always, coincide with the effective date of insurance coverage under the Policy.
--------------------------------------------------------------------------------

PREMIUMS

    Subject to certain limitations, you have flexibility in determining the frequency and amount of premiums.


    PREMIUM FLEXIBILITY. We do not require you to pay premiums in accordance with a rigid and inflexible premium schedule. We may require you to pay a Minimum Initial Premium that, when reduced by the premium expense charge, will be sufficient to pay the monthly deduction for the first Policy Month. Thereafter, subject to the minimum and maximum premium limitations described below, you may also make unscheduled premium payments at any time prior to the Maturity Date.


    PLANNED PERIODIC PREMIUMS. Each Policyowner will determine a planned periodic premium schedule that provides for the payment of a level premium over a specified period of time on a quarterly, semi-annual or annual basis. We may, at our discretion, permit you to make planned periodic premium payments on a monthly basis. We ordinarily will send periodic reminder notices to the Policyowner for each planned periodic premium. Depending on the duration of the planned periodic premium schedule, the timing of planned payments could affect the tax status of the Policy. (See "FEDERAL TAX MATTERS.")

    You are not required to pay premiums in accordance with the planned periodic premium schedule. Furthermore, you have considerable flexibility to alter the amount, frequency and the time period over which you pay planned periodic premiums; however, we must consent to any planned periodic payment less than $100. Changes in the planned premium schedule may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    Paying a planned periodic premium will not guarantee that the Policy remains in force. Instead, the duration of the Policy depends upon the Policy's Accumulated Value. Thus, even if you do pay planned periodic premiums, the Policy will nevertheless lapse if, during the first three Policy Years, the Net Accumulated Value (Net Surrender Value if you have taken a policy loan) or, after three Policy Years, the Net Surrender Value, is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction") and a Grace Period expires without a sufficient payment (see "THE POLICY--Policy Lapse and Reinstatement-- LAPSE").

    UNSCHEDULED PREMIUMS. Each unscheduled premium payment must be at least $100; however, we may, in our discretion, waive this minimum requirement. We reserve the right to limit the number and amount of unscheduled premium payments. An unscheduled premium payment may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    PREMIUM LIMITATIONS. In no event may the total of all premiums paid, both planned periodic and unscheduled, exceed the applicable maximum premium limitation imposed by federal tax laws. Because the maximum premium limitation is in part dependent upon the Specified Amount for each Policy, changes in the Specified Amount may affect this limitation. If at any time you pay a premium that would result in total premiums exceeding the applicable maximum premium limitation, we will accept only that portion of the premium which will make total premiums equal the maximum. We will return any part of the premium in excess of that amount and we will not accept further premiums until allowed by the applicable maximum premium limitation.

    PAYMENT OF PREMIUMS. We will treat any payments you make first as payment of any outstanding Policy Debt unless you indicate that the payment should be treated otherwise. Where you make no indication, we will treat any portion of a payment that exceeds the amount of any outstanding Policy Debt as a premium payment.

    NET PREMIUMS. The Net Premium is the amount available for investment. The Net Premium equals the premium paid less the premium expense charge. (See "CHARGES AND DEDUCTIONS--Premium Expense Charge.")

    ALLOCATING NET PREMIUMS. In your application for a Policy, you can allocate Net Premiums or portions thereof to the Subaccounts, to the Declared Interest Option, or both. We will allocate Net Premiums to the Declared Interest Option if we receive them either

             (1) before the date we obtain a signed notice from you that you have received the Policy, or

             (2) before the end of 25 days after the Delivery Date (the date we issue and mail the Policy to you).

    Upon the earlier of (1) or (2) above, we will automatically allocate the Accumulated Value in the Declared Interest Option, without charge, among the Subaccounts and Declared Interest Option in accordance with your allocation instructions.

    We allocate Net Premiums received on or after (1) or (2) above in accordance with your instructions, to the Variable Account, the Declared Interest Option, or both. You do not waive your cancellation privilege by sending us the signed notice of receipt of the Policy (see "THE POLICY--Examination of Policy (Cancellation Privilege)").

    The following additional rules apply to Net Premium allocations:

        - You must allocate at least 10% of each premium to any subaccount of the Variable Account or to the Declared Interest Option.

        - Your allocation percentages must be in whole numbers (we do not permit fractional percentages).

        - You may change the allocation percentages for future Net Premiums without charge, at any time while the Policy is in force, by providing us with a written notice signed by you on a form we accept. The change will take effect on the date we receive the written notice at the Home Office and will have no effect on prior Accumulated Values.
--------------------------------------------------------------------------------

EXAMINATION OF POLICY (CANCELLATION PRIVILEGE)


    You may cancel the Policy by delivering or mailing written notice or sending a telegram to us at the Home Office, and returning the Policy to us at the Home Office before midnight of the 20th day you receive the Policy. (Certain states may provide for 30 days in which to cancel a Policy in a replacement situation.) Notice given by mail and return of the Policy by mail are effective on being postmarked, properly addressed and postage prepaid.


    With respect to all Policies, we will refund, within seven days after receipt of satisfactory notice of cancellation and the returned Policy at our Home Office, an amount equal to the greater of premiums paid, or:

        - the Accumulated Value on the Business Day on or next following the date we receive the Policy at the Home Office,

        -   any premium expense charges we deducted,

        - monthly deductions made on the Policy Date and any Monthly Deduction Day, and

        - amounts approximating the daily mortality and expense risk charges against the Variable Account.

--------------------------------------------------------------------------------

POLICY LAPSE AND REINSTATEMENT

    LAPSE. Your Policy may lapse (terminate without value) during the first three Policy Years if the Net Accumulated Value (Net Surrender Value if you have taken a policy loan), or after three Policy Years if the Net Surrender Value, is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction") AND a Grace Period expires without a sufficient payment. Insurance coverage will continue during the Grace Period, but we will deem the Policy to have no Accumulated Value for purposes of Policy Loans and surrenders during such Grace Period. The death proceeds payable during the Grace Period will equal the amount of the death proceeds payable immediately prior to the commencement of the Grace Period, reduced by any due and unpaid monthly deductions.

    A Grace Period of 61 days will commence on the date we send you a notice of any insufficiency, at which time the Accumulated Value in each Subaccount will be automatically transferred without charge to the Declared Interest Option.

    To avoid lapse and termination of the Policy without value, we must receive from you during the Grace Period a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period (see "CHARGES AND DEDUCTIONS--Monthly Deduction"). If your Policy enters a Grace Period, the amount transferred to the Declared Interest Option will remain there unless and until you provide us with allocation instructions.

    REINSTATEMENT. Prior to the Maturity Date, you may reinstate a lapsed Policy at any time within five years of the Monthly Deduction Day immediately preceding the Grace Period which expired without payment of the required premium. You must submit the following items to us:

        - A written application for reinstatement signed by the Policyowner and the Joint Insureds;

        -   Evidence of insurability we deem satisfactory;

        - A premium that, after the deduction of the premium expense charge, is at least sufficient to keep the Policy in force for three months; and

        - An amount equal to the monthly cost of insurance for the two Policy Months prior to lapse.

    State law may limit the premium to be paid on reinstatement to an amount less than that described. To the extent that we did not deduct the first year monthly administrative charge for a total of twelve Policy Months prior to lapse, we will continue to deduct such charge following reinstatement of the Policy until we have assessed such charge, both before and after the lapse, for a total of 12 Policy Months. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.") We will not reinstate a Policy surrendered for its Net Surrender Value. The lapse of a Policy with loans outstanding may have adverse tax consequences (see "FEDERAL TAX MATTERS--Policy Proceeds.")

    The effective date of the reinstated Policy will be the Monthly Deduction Day coinciding with or next following the date we approve the application for reinstatement. Upon reinstatement of your Policy, the amount tranferred to the Declared Interest Option during the Grace Period will remain there unless and until you provide us with allocation instructions.
--------------------------------------------------------------------------------

SPECIAL TRANSFER PRIVILEGE

    You may, at any time prior to the Maturity Date while the Policy is in force, operate the Policy as a flexible premium fixed-benefit last survivor life insurance policy by requesting that we transfer all of the Accumulated Value in the Variable Account to the Declared Interest Option. You may exercise this special transfer privilege once each Policy Year. Once you exercise the special transfer privilege, we automatically will credit all future premium payments to the Declared Interest Option, until you request a change in allocation to convert the Policy back to a flexible premium variable life insurance policy. The Company will not impose any charge for transfers resulting from the exercise of the special transfer privilege.
--------------------------------------------------------------------------------

EXCHANGE PRIVILEGE


    The Company will permit the owner of a flexible premium fixed-benefit last survivor life insurance policy ("fixed-benefit policy") issued by the Company to exchange his fixed-benefit last survivor policy (forms #434-158 and #834-158 only) for a Policy on the lives of the Joint Insureds. The Policy Date will be the date you sign the application for the Policy. Riders issued on the original fixed-benefit last survivor policy which are not offered in the Policy will not be available on the new Policy. Riders which are available may be exchanged to the new Policy.


    If an exchange occurs:

        - the Policy will have a Specified Amount equal to the specified amount of the fixed-benefit last survivor policy plus any increase in Specified Amount at the time of exchange,

        - no evidence of insurability will be required to exercise the exchange privilege, but any increase in Specified Amount will require underwriting,

        - we will place the Insured in the premium class applicable to the initial specified amount under the fixed-benefit last survivor policy, unless there has been an underwritten increase in specified amount, in which event we will place the Insured in the premium class applicable to such increase in specified amount with respect to the entire amount exchanged,

        - the incontestable and suicide provisions of the Policy will apply only to the increased amount of coverage (if any), except for any period remaining on the fixed-benefit last survivor policy, and

        - registered representatives will receive commissions on the increase in Specified Amount only.

    The Company will initially allocate the net accumulated value of the fixed-benefit last survivor policy to the Declared Interest Option. When we receive, at our Home Office, a notice signed by you that the Policy has been received, the Company will automatically allocate the Policy's Accumulated Value in the Declared Interest Option, without charge, among the Subaccounts and the Declared Interest Option pursuant to the allocation instructions set forth in the application for the Policy.

    The Company will waive the premium expense charge on the net accumulated value of the fixed-benefit last survivor policy applied to the Policy pursuant to an exchange. In addition, the Company will assess the First Year Monthly Administrative Charge and First Year Monthly Expense Charge only to the extent that the Company has not assessed 12 monthly per $1,000 charges under the fixed-benefit last survivor policy. We will assess the First Year Monthly Administrative Charge and First Year Monthly Expense Charge on an increase in Specified Amount related to a fixed-benefit last survivor policy as well. Otherwise, we will make charges and deductions in the manner and amounts described elsewhere in the Prospectus. (See "CHARGES AND DEDUCTIONS")

    We will not permit an exchanging owner to carry over an outstanding loan under his fixed-benefit last survivor policy. Any outstanding loan and loan interest must be repaid prior to the date of exchange. If not repaid prior to the date of exchange, the Company will reflect the amount of the outstanding loan and interest thereon in the net accumulated value of the fixed-benefit last survivor policy. To the extent a fixed-benefit last survivor policy with an outstanding loan is exchanged for an unencumbered Policy, the exchanging owner could recognize income at the time of the exchange up to the amount of such loan (including any due and unpaid interest on such loan). (See "FEDERAL TAX MATTERS--Tax Treatment of Policy Benefits").

    The Company believes that an exchange of a fixed-benefit last survivor policy for a Policy generally should be treated as a nontaxable exchange within the meaning of Section 1035 of the Internal Revenue Code of 1986, as amended. A Policy purchased in exchange will generally be treated as a newly issued contract as of the effective date of the Policy. If you surrender your fixed-benefit last survivor policy in whole or in part, and after receipt of the proceeds you use the surrender proceeds or partial surrender proceeds to purchase a Policy, it will not be treated as a non-taxable exchange. The surrender proceeds will generally be includible in income. (See "FEDERAL TAX MATTERS--Tax Treatment of Policy Benefits.")

    The Policy differs from a fixed-benefit policy in many significant respects. Most importantly, the Accumulated Value under this Policy may consist, entirely or in part, of Subaccount value which fluctuates in response to the net investment return of the Variable Account. In contrast, the accumulated values under a fixed-benefit last survivor policy always reflect interest credited by the Company. While we guarantee a minimum rate of interest, we have previously credited interest at higher rates. Accordingly, accumulated values under a fixed-benefit last survivor policy reflect changing current interest rates and do not vary with the investment performance of the Variable Account.

    Owners of a fixed-benefit last survivor policy should carefully consider whether it will be advantageous to replace a fixed-benefit last survivor policy with a Policy (or to surrender in full or in part a fixed-benefit last survivor policy and use the surrender or partial surrender proceeds to purchase a Policy). Owners of a fixed-benefit last survivor policy should consult their tax advisers before exchanging a fixed-benefit last survivor policy for this Policy, or before surrendering in whole or in part their fixed-benefit last survivor policy and using the proceeds to purchase a Policy.

--------------------------------------------------------------------------------

POLICY BENEFITS
--------------------------------------------------------------------------------

    While a Policy is in force, it provides for certain benefits prior to the Maturity Date. Subject to certain limitations, you may at any time obtain all or a portion of the Net Accumulated Value by surrendering or taking a partial withdrawal from the Policy. (See "POLICY BENEFITS--Accumulated Value Benefits--SURRENDER AND WITHDRAWAL PRIVILEGES.") In addition, you have certain policy loan privileges under the Policies. (See "POLICY BENEFITS--Loan Benefits--POLICY LOANS.") The Policy also provides for the payment of death proceeds upon the last death of the Joint Insureds under one of two death benefit options selected by you (see "POLICY BENEFITS-- Death Proceeds--DEATH BENEFIT OPTIONS"), and benefits upon the maturity of a Policy (see "POLICY BENEFITS--Benefits at Maturity").
--------------------------------------------------------------------------------

ACCUMULATED VALUE BENEFITS

    SURRENDER AND WITHDRAWAL PRIVILEGES. At any time prior to the Maturity Date while the Policy is in force, you may surrender the Policy or make a partial withdrawal by sending a written request to the Company at our Home Office. A Surrender Charge will apply to any surrender during the first ten Policy Years, as well as during the first ten years following an increase in Specified Amount. A Partial Withdrawal Fee equal to the lesser of $25 or 2% of the amount withdrawn will be payable upon each partial withdrawal. (See "CHARGES AND DEDUCTIONS--Surrender Charge, and -- Partial Withdrawal Fee"). We ordinarily mail surrender proceeds to the Policyowner within seven days after we receive a signed request for a surrender at our Home Office, although we may postpone payments under certain circumstances. (See "GENERAL PROVISIONS--Postponement of Payments.")

    SURRENDERS. The amount payable upon surrender of the Policy is the Net Surrender Value at the end of the Valuation Period when we receive the request, less the Surrender Charge. We may pay this amount in a lump sum or under one of the payment options specified in the Policy, as requested by the Policyowner. (See "POLICY BENEFITS--Payment Options"). If you surrender the Policy, all insurance in force will terminate. See "FEDERAL TAX MATTERS" for a discussion of the tax consequences associated with complete surrenders.

    PARTIAL WITHDRAWALS. A Policyowner may obtain a portion of the Policy's Net Accumulated Value upon partial withdrawal of the Policy.

        -   A partial withdrawal must be at least $500.

        - A partial withdrawal cannot exceed the lesser of (1) the Net Surrender Value less $500 or (2) 90% of the Net Surrender Value.

    We deduct the Partial Withdrawal Fee from the remaining Accumulated Value. You may request that we pay the proceeds of a partial withdrawal in a lump sum or under one of the payment options specified in the Policy. (See "POLICY BENEFITS--Payment Options").

    We will allocate a partial withdrawal (together with the Partial Withdrawal
    Fee) among the Subaccounts and the Declared Interest Option in accordance with the Policyowner's written instructions. If we do not receive any such instructions with the request for partial withdrawal, we will allocate the partial withdrawal among the Subaccounts and the Declared Interest Option in the same proportion that the Accumulated Value in each of the Subaccounts and the Accumulated Value in the Declared Interest Option, reduced by any outstanding Policy Debt, bears to the total Accumulated Value on the date we receive the request at the Home Office.

    Partial withdrawals will affect both the Policy's Accumulated Value and the death proceeds payable under the Policy. (See "POLICY BENEFITS--Death Proceeds.")

        - The Policy's Accumulated Value will be reduced by the amount of the partial withdrawal and the Partial Withdrawal Fee.

        - If the death benefit payable under either death benefit option both before and after the partial withdrawal is equal to the Accumulated Value multiplied by the specified amount factor set forth in the Policy, a partial withdrawal will result in a reduction in death proceeds equal to the amount of the partial withdrawal, multiplied by the specified amount factor then in effect.

        - If the death benefit is not so affected by the specified amount factor, the reduction in death proceeds will be equal to the partial withdrawal.

    If Option B is in effect at the time of the partial withdrawal, the partial withdrawal will reduce the Policy's Specified Amount by the amount of Accumulated Value withdrawn. If Option A is in effect at the time of the partial withdrawal, there will be no effect on Specified Amount. (See "POLICY BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS.") The Specified Amount remaining in force after a partial withdrawal may not be less than the minimum Specified Amount for the Policy in effect on the date of the partial withdrawal, as published by the Company. As a result, we will not process any partial withdrawal that would reduce the Specified Amount below this minimum.

    If increases in the Specified Amount previously have occurred, a partial withdrawal will first reduce the Specified Amount of the most recent increase, then the next most recent increases successively, then the coverage under the original application. Thus, a partial withdrawal may either increase or decrease the amount of the cost of insurance charge, depending upon the particular circumstances. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.") For a discussion of the tax consequences associated with partial withdrawals, see "FEDERAL TAX MATTERS."

    NET ACCUMULATED VALUE. Net Accumulated Value equals the Policy's Accumulated Value reduced by any outstanding Policy Debt and increased by any unearned loan interest.

    CALCULATING ACCUMULATED VALUE. The Policy provides for the accumulation of Accumulated Value. The Accumulated Value of the Policy is equal to the sum of the Accumulated Values in each Subaccount, plus the Accumulated Value in the Declared Interest Option, including amounts transferred to the Declared Interest Option to secure outstanding Policy Debt. We determine Accumulated Value on each Business Day, and there is no guaranteed minimum Accumulated Value.

        -   Accumulated Value will reflect a number of factors, including

             -   Net Premiums paid,

             -   partial withdrawals,

             -   Policy Loans,

             -   charges assessed in connection with the Policy,

             - interest earned on the Accumulated Value in the Declared Interest Option, and

             - investment performance of the Subaccounts to which the Accumulated Value is allocated.

    As of the Policy Date, the Accumulated Value equals the initial Net Premium less the monthly deduction made on the Policy Date.

    On the Business Day coinciding with or immediately following the date we receive notice that the Policyowner has received the Policy, but no later than 25 days after the Delivery Date, we will automatically transfer the Accumulated Value (all of which is in the Declared Interest Option) among the Subaccounts and the Declared Interest Option in accordance with your percentage allocation instructions. At the end of each Valuation Period thereafter, the Accumulated Value in a Subaccount will equal:

        - The total Subaccount units represented by the Accumulated Value at the end of the preceding Valuation Period, multiplied by the Subaccount's unit value for the current Valuation Period; PLUS

        - Any Net Premiums received during the current Valuation Period which are allocated to the Subaccount; PLUS

        - All Accumulated Values transferred to the Subaccount from the Declared Interest Option or from another Subaccount during the current Valuation Period; MINUS

        - All Accumulated Values transferred from the Subaccount to another Subaccount or to the Declared Interest Option during the current Valuation Period, including amounts transferred to the Declared Interest Option to secure Policy Debt; MINUS

        -   All partial withdrawals (and any portion of the Partial Withdrawal
            Fee) from the Subaccount during the current Valuation Period; MINUS

        - The portion of any monthly deduction charged to the Subaccount during the current Valuation Period to cover the Policy Month following the Monthly Deduction Day.

    The Policy's total Accumulated Value in the Variable Account equals the sum of the Policy's Accumulated Value in each Subaccount.

    UNIT VALUE. Each Subaccount has a Unit Value. When you allocate Net Premiums or transfer other amounts into a Subaccount, we purchase a number of units based on the Unit Value of the Subaccount as of the end of the Valuation Period during which the allocation or transfer is made. Likewise, when amounts are transferred out of a Subaccount, units are redeemed on the same basis. On any day, a Policy's Accumulated Value in a Subaccount is equal to the number of units held in such Subaccount, multiplied by the Unit Value of such Subaccount on that date.

    For each Subaccount, we initially set the Unit Value set at $10 when the Subaccount first purchased shares of the designated Investment Option. We calculate the Unit Value for each subsequent valuation period by dividing
    (a) by (b) where:


        (a) is (1) the Net Asset Value of the net assets of the Subaccount at the end of the preceding Valuation Period, PLUS



             (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the Unit Value is being determined, MINUS



             (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period, MINUS

             (4) any amount charged against the Subaccount for taxes, or any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Subaccount, MINUS


             (5) a charge no greater than 0.0024548% of the average daily net assets of the Subaccount for each day in the Valuation Period. This corresponds to an effective annual rate of .90% of the average daily net assets of the Subaccount for mortality and expense risks incurred in connection with the Policies.

        (b) is the number of units outstanding at the end of the preceding Valuation Period.

    The Unit Value for a Valuation Period applies for each day in the period. We value the assets in the Variable Account at their fair market value in accordance with accepted accounting practices and applicable laws and regulations.
--------------------------------------------------------------------------------

TRANSFERS

    The following features apply to transfers under the Policy:

        - You may transfer amounts among the Subaccounts an unlimited number of times in a Policy Year.

        - You may only make one transfer per Policy Year between the Declared Interest Option and the Variable Account.

        - You may make transfers by written request to the Home Office or, if you elected the "Telephone Transfer Authorization" on the supplemental application, by calling the Home Office toll-free at
            (800) 247-4170.

        - The amount of the transfer must be at least $100, or if less than $100, the total Accumulated Value in the Subaccount or in the Declared Interest Option (reduced, in the case of the Declared Interest Option, by any outstanding Policy Debt). The Company may, at its discretion, waive the $100 minimum requirement.

        - The transfer will be effective as of the end of the Valuation Period during which we receive the request at the Home Office.

        - The first transfer in each Policy Year is free. Each time you subsequently transfer amounts in that Policy Year, we may assess a transfer charge of $25. We will deduct the transfer charge from the amount transferred unless you submit payment for the charge at the time of your request. Once we issue a Policy, we will not increase this charge. (See "CHARGES AND DEDUCTIONS--Transfer Charge.")

        - For purposes of these limitations and charges, we consider all transfers effected on the same day as a single transfer.
--------------------------------------------------------------------------------

LOAN BENEFITS

    POLICY LOANS. So long as the Policy remains in force and has a positive Net Surrender Value, you may borrow money from the Company at any time using the Policy as the sole security for the Policy Loan. A loan taken from, or secured by, a Policy may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    The maximum amount that you may borrow at any time is 90% of the Net Surrender Value as of the end of the Valuation Period during which we receive the request for the Policy Loan at our Home Office, less any previously outstanding Policy Debt. The Company's claim for repayment of Policy Debt has priority over the claims of any assignee or other person.

    During any time that there is outstanding Policy Debt, we will treat payments you make first as payment of outstanding Policy Debt, unless you indicate that we should treat the payment otherwise. Where no indication is made, we will treat as a premium payment any portion of a payment that exceeds the amount of any outstanding Policy Debt.

    ALLOCATION OF POLICY LOAN. When you take a Policy Loan, we segregate an amount equal to the Policy Loan within the Declared Interest Option as security for the Policy Loan. If, immediately prior to the Policy Loan, the Accumulated Value in the Declared Interest Option less Policy Debt outstanding is less than the amount of such Policy Loan, we will transfer the difference from the subaccounts of the Variable Account, which have Accumulated Value, in the same proportions that the Policy's Accumulated Value in each Subaccount bears to the Policy's total Accumulated Value in the Variable Account. We will determine Accumulated Values as of the end of the Valuation Period during which we receive the request for the Policy Loan at the Home Office.

    We normally will mail loan proceeds to you within seven days after receipt of a written request. Postponement of a Policy Loan may take place under certain circumstances. (See "GENERAL PROVISIONS--Postponement of Payments.")

    Amounts segregated within the Declared Interest Option as security for Policy Debt will bear interest at an effective annual rate set by the Company. (See "POLICY BENEFITS--Loan Benefits--EFFECT ON INVESTMENT PERFORMANCE.")

    LOAN INTEREST CHARGED. The interest rate charged on Policy Loans is not fixed. The maximum annual loan interest rate we charge will be the higher of the "Published Monthly Average of the Composite Yield on Seasoned Corporate Bonds" as published by Moody's Investors Service, Inc. (or any successor thereto) for the calendar month ending two months before the date on which the rate is determined; or 5.5%. We may elect to change the interest rate at any time, of which you will be notified. The new rate will take effect on the Policy Anniversary coinciding with, or next following, the date the rate is changed.

    Interest is payable in advance at the time you make any Policy Loan (for the remainder of the Policy Year) and on each Policy Anniversary thereafter (for the entire Policy Year) so long as there is Policy Debt outstanding. We will subtract interest payable at the time you make a Policy Loan from the loan proceeds. Thereafter, we will add interest not paid when due to the existing Policy Debt and it will bear interest at the same rate charged for Policy Loans. We will segregate the amount equal to unpaid interest within the Declared Interest Option in the same manner that amounts for Policy Loans are segregated within the Declared Interest Option. (See "POLICY BENEFITS--Loan Benefits--ALLOCATION OF POLICY LOAN.")

    Because we charge interest in advance, we will add any interest that has not been earned to the death benefit payable at the last Joint Insureds' death and to the Accumulated Value upon surrender, and we will credit it to the Accumulated Value in the Declared Interest Option upon repayment of Policy Debt.

    EFFECT ON INVESTMENT PERFORMANCE. Amounts transferred from the Variable Account as security for Policy Debt will no longer participate in the investment performance of the Variable Account. We will credit all amounts held in the Declared Interest Option as security for Policy Debt with interest on each Monthly Deduction Day at an effective annual rate equal to the greater of 4% or the current effective loan interest rate minus no more than 3%, as determined and declared by the Company. We will not credit additional interest to these amounts. The interest credited will remain in the Declared Interest Option unless and until transferred by the Policyowner to the Variable Account, but will not be segregated within the Declared Interest Option as security for Policy Debt.

    From time to time, we may allow a loan spread of 0% on the gain in a Policy in effect a minimum of ten years. When we do so, the federal income tax treatment of the loan is unclear. You should consult a tax adviser before taking a loan.

    Even though you may repay Policy Debt in whole or in part at any time prior to the Maturity Date if the Policy is still in force, Policy Loans will affect the Accumulated Value of a Policy and may affect the death proceeds payable. The effect could be favorable or unfavorable depending upon whether the investment performance of the Subaccount(s) from which the Accumulated Value was transferred is less than or greater than the interest rates actually credited to the Accumulated Value segregated within the Declared Interest Option as security for Policy Debt while Policy Debt is outstanding. In comparison to a Policy under which no Policy Loan was made, Accumulated Value will be lower where such interest rates credited were less than the investment performance of the Subaccount(s), but will be higher where such interest rates were greater than the performance of the Subaccount(s). In addition, death proceeds will reflect a reduction of the death benefit by any outstanding Policy Debt.

    POLICY DEBT. Policy Debt equals the sum of all unpaid Policy Loans and any due and unpaid policy loan interest. Policy Debt is not included in Net Accumulated Value, which is equal to Accumulated Value less Policy Debt. If, during the first three Policy Years, the Net Accumulated Value (Net

    Surrender Value if you take a policy loan) or, after three Policy Years, the Net Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction"), we will notify you. To avoid lapse and termination of the Policy without value (see "THE POLICY--Policy Lapse and Reinstatement--Lapse"), you must, during the Grace Period, make a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period (see "CHARGES AND DEDUCTIONS--Monthly Deduction"). Therefore the greater the Policy Debt under a Policy, the more likely it would be to lapse.

    REPAYMENT OF POLICY DEBT. You may repay Policy Debt in whole or in part any time during the Joint Insureds' lifetimes and before the Maturity Date so long as the Policy is in force. We subtract any Policy Debt not repaid from the death benefit payable at the last Joint Insureds' death, from Accumulated Value upon complete surrender or from the maturity benefit. Any payments made by a Policyowner will be treated first as the repayment of any outstanding Policy Debt, unless the Policyowner indicates otherwise. Upon partial or full repayment of Policy Debt, we will no longer segregate within the Declared Interest Option the portion of the Accumulated Value securing the repaid portion of the Policy Debt, but that amount will remain in the Declared Interest Option unless and until transferred to the Variable Account by the Policyowner. We will notify you when your Policy Debt is repaid in full.

    For a discussion of the tax consequences associated with Policy Loans and lapses, see "FEDERAL TAX MATTERS."
--------------------------------------------------------------------------------

DEATH PROCEEDS

    So long as the Policy remains in force, the Policy provides for the payment of death proceeds upon the last death of the Joint Insureds.

        - You may name one or more primary Beneficiaries or contingent Beneficiaries and we will pay proceeds to the primary Beneficiary or a contingent Beneficiary.

        - If no Beneficiary survives the Joint Insureds, we will pay the death proceeds to you or your estate. We may pay death proceeds in a lump sum or under a payment option. (See "POLICY BENEFITS--Payment Options.")

        - If the Joint Insureds die simultaneously, we will pay an equal portion of the death proceeds to each beneficiary.

    To determine the death proceeds, we will reduce the death benefit by any outstanding Policy Debt and increase it by any unearned loan interest and any premiums paid after the date of death. We will ordinarily mail proceeds within seven days after receipt by the Company of Due Proof of Death. We may postpone payment, however, under certain circumstances. (See "GENERAL PROVISIONS--Postponement of Payments.") We pay interest on those proceeds, at an annual rate of no less than 3.0% or any rate required by law, from the date of death to the date payment is made.

    DEATH BENEFIT OPTIONS. Policyowners designate in the initial application one of two death benefit options offered under the Policy. The amount of the death benefit payable under a Policy will depend upon the option in effect at the time of the last Joint Insureds' death.

    Under Option A, the death benefit will be equal to the greater of:

        (1) the sum of the current Specified Amount and the Accumulated Value, or

        (2)  the Accumulated Value multiplied by the specified amount factor.

    We will determine Accumulated Value as of the end of the Business Day coinciding with or immediately following the last death of the Joint Insureds. The specified amount factor is 2.50 for a Joint Insureds' Joint Equal Attained Age 40 or below on the date of death. For Joint Insureds with a Joint Equal Attained Age over 40 on the date of death, the factor declines with age as shown in the Specified Amount Factor Table in Appendix B. Accordingly, under Option A, the death proceeds will always vary as the Accumulated Value varies (but will never be less than the Specified Amount). If you prefer to have favorable investment performance and additional premiums reflected in increased death benefits, Policyowners generally should select Option A.

    Under Option B, the death benefit will be equal to the greater of:

        -   the current Specified Amount, or

        - the Accumulated Value (determined as of the end of the Business Day coinciding with or immediately following the last death of the Joint Insureds) multiplied by the specified amount factor.

    The specified amount factor is the same as under Option A. Accordingly, under Option B the death benefit will remain level at the Specified Amount unless the Accumulated Value multiplied by the specified amount factor exceeds the current Specified Amount, in which case the amount of the death benefit will vary as the Accumulated Value varies. If you are satisfied with the amount of your insurance coverage under the Policy and prefer to have favorable investment performance and additional premiums reflected in higher Accumulated Value, rather than increased death benefits, Policyowners generally should select Option B.

    Appendix B shows examples illustrating Option A and Option B.


    CHANGING THE DEATH BENEFIT OPTION. You may change the death benefit option in effect at any time by sending a written request to us at our Home Office. The effective date of such a change will be the Monthly Deduction Day coinciding with or immediately following the date we approve the change. A change in death benefit options may have federal income tax consequences. (See "FEDERAL TAX MATTERS.") You should consult a tax adviser before changing your death benefit option.


    If you change the death benefit option from Option A to Option B, the death benefit will not change and the current Specified Amount will be increased by the Accumulated Value on the effective date of the change. If you change the death benefit option from Option B to Option A, we will reduce the current Specified Amount by an amount equal to the Accumulated Value on the effective date of the change. You may not make a change in the death benefit option if it would result in a Specified Amount which is less than the minimum Specified Amount in effect on the effective date of the change, or if after the change the Policy would no longer qualify as life insurance under federal tax law.

    We impose no charges in connection with a change in death benefit option; however, a change in death benefit option will affect the cost of insurance charges. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.")


    CHANGE IN EXISTING COVERAGE. After a Policy has been in force for one Policy Year, you may adjust the existing insurance coverage by increasing or decreasing the Specified Amount. To make a change, you must send us a written request at our Home Office. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which will affect your cost of insurance charge. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE RATE, and--NET AMOUNT AT RISK.") If decreases in the Specified Amount cause the premiums paid to exceed the maximum premium limitations imposed by federal tax law (see "THE POLICY--Premiums--PREMIUM LIMITATIONS"), the decrease will be limited to the extent necessary to meet these requirements. A change in existing coverage may have federal income tax consequences. (See "FEDERAL TAX MATTERS.") You should consult a tax adviser before changing your existing coverage.


    Any decrease in the Specified Amount will become effective on the Monthly Deduction Day coinciding with or immediately following the date we approve the request. The decrease will first reduce the Specified Amount provided by the most recent increase, then the next most recent increases successively, then the Specified Amount under the original application. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Policy in effect on the date of the decrease. A Specified Amount decrease will not reduce the Surrender Charge.

    To apply for an increase, you must provide us with evidence of insurability we deem satisfactory. Any approved increase will become effective on the Monthly Deduction Day coinciding with or immediately following the date we approve the request. An increase will not become effective, however, if the Policy's Accumulated Value on the effective date would not be sufficient to cover the deduction for the increased cost of the insurance for the next Policy Month.

    CHANGES IN INSURANCE PROTECTION. You may increase or decrease the pure insurance protection provided by a Policy--the difference between the death benefit and the Accumulated Value--in one of several ways as insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments and, to a lesser extent, partially withdrawing Accumulated Value.

    Although the consequences of each of these methods will depend upon the individual circumstances, they may be summarized as follows:

        - A decrease in the Specified Amount will, subject to the applicable specified amount factor limitations (see "POLICY BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS"), decrease the pure insurance protection and the cost of insurance charges under the Policy without generally reducing the Accumulated Value.

        - An increase in the Specified Amount may increase the amount of pure insurance protection, depending on the amount of Accumulated Value and the resultant applicable specified amount factor. If the insurance protection is increased, the cost of insurance charge generally will increase as well.

        - If you elect Option B, an increased level of premium payments will increase the Accumulated Value and reduce the pure insurance protection, until the Accumulated Value multiplied by the applicable specified amount factor exceeds the Specified Amount. Increased premiums should also increase the amount of funds available to keep the Policy in force.

        - If you elect Option B, a reduced level of premium payments generally will increase the amount of pure insurance protection, depending on the applicable specified amount factor. It also will result in a reduced amount of Accumulated Value and will increase the possibility that the Policy will lapse.

        - A partial withdrawal will reduce the death benefit. (See "POLICY BENEFITS--Accumulated Value Benefits--SURRENDER PRIVILEGES.") However, it only affects the amount of pure insurance protection if the death benefit payable is based on the specified amount factor, because otherwise the decrease in the benefit is offset by the amount of Accumulated Value withdrawn. The primary use of a partial withdrawal is to withdraw cash and reduce Accumulated Value.


    In comparison, an increase in the death benefit due to the operation of the specified amount factor occurs automatically and is intended to help assure that the Policy remains qualified as life insurance under federal tax law. The calculation of the death benefit based upon the specified amount factor occurs only when the Accumulated Value of a Policy reaches a certain proportion of the Specified Amount (which may or may not occur). Additional premium payments, favorable investment performance and large initial premiums tend to increase the likelihood of the specified amount factor becoming operational after the first few Policy Years. Such increases will be temporary, however, if the investment performance becomes unfavorable and/or premium payments are stopped or decreased. A change in insurance protection may have federal income tax consequences. (See "FEDERAL TAX MATTERS.") You should consult a tax adviser before changing your insurance protection.

--------------------------------------------------------------------------------

BENEFITS AT MATURITY


    If either Joint Insured is alive and the Policy is in force on the Maturity Date, we will pay to you the Policy's Accumulated Value as of the end of the Business Day coinciding with or immediately following the Maturity Date, reduced by any outstanding Policy Debt. (See "POLICY BENEFITS--Loan Benefits--REPAYMENT OF POLICY DEBT.") We may pay benefits at maturity in a lump sum or under a payment option. The Maturity Date is Joint Equal Attained Age 115. The tax consequences associated with continuing the Policy beyond the 100th birthday of the younger insured are unclear and a tax adviser should be consulted.

--------------------------------------------------------------------------------

PAYMENT OPTIONS

    We may pay death proceeds and Accumulated Value due at maturity, or upon surrender or partial withdrawal of a Policy in whole or in part under a payment option. In any case, a supplemental agreement will be issued for the payment option. Under a supplemental agreement, the Effective Date is the date on which death proceeds and Accumulated Value are applied to a payment option.

    You may designate an option in your application or notify us in writing at our Home Office. During the lives of the Joint Insureds, you may select a payment option; in addition, during that time you may change a previously selected option by sending written notice to us requesting the cancellation of the prior option and the designation of a new option. If you have not chosen an option prior to the last Joint Insureds' death, the Beneficiary may choose an option. The Beneficiary may change a payment option by sending a written request to us, provided that a prior option chosen by you is not in effect.

    If you have not elected a payment option, we will pay the proceeds of the Policy in one sum. The Company will also pay the proceeds in one sum if,

        (1)  the proceeds are less than $2,000;

        (2)  periodic payments would be less than $20; or

        (3) the payee is an assignee, estate, trustee, partnership, corporation or association.

    Amounts paid under a payment option are paid pursuant to a payment contract and will not vary. Proceeds applied under a payment option earn interest at a rate guaranteed to be no less than 3% compounded yearly. The Company may be crediting higher interest rates on the Effective Date, but is not obligated to declare that such additional interest be applied to such funds.

    If a payee dies, any remaining payments will be paid to a contingent payee. At the death of the last payee, the commuted value of any remaining payments will be paid to the last payee's estate. A payee may not withdraw funds under a payment option unless the Company has agreed to such withdrawal in the payment contract. We reserve the right to defer a withdrawal for up to six months and to refuse to allow partial withdrawals of less than $250.

    We have provided a description of the available payment options below. Payments under Options 2, 3, 4 or 5 will begin as of the date of the last Joint Insureds' death, on partial withdrawal or surrender, or on the Maturity Date. Payments under Option 1 will begin at the end of the first interest period after the date proceeds are otherwise payable.

    OPTION 1--INTEREST INCOME. Periodic payments of interest earned from the proceeds will be paid. Payments can be annual, semi-annual, quarterly or monthly, as selected by the payee, and will begin at the end of the first period chosen. Proceeds left under this plan will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly. The payee may withdraw all or part of the proceeds at any time.

    OPTION 2--INCOME FOR A FIXED PERIOD. Periodic payments will be made for a fixed period not longer than 30 years. Payments can be annual, semi-annual, quarterly or monthly. Guaranteed amounts payable under the plan will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly.

    OPTION 3--LIFE INCOME WITH TERM CERTAIN. Equal periodic payments will be made for a guaranteed minimum period elected. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 0, 5, 10, 15 or 20 years. Guaranteed amounts payable under this plan will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly.

    OPTION 4--INCOME OF A FIXED AMOUNT. Equal periodic payments of a definite amount will be paid. Payments can be annual, semi-annual, quarterly or monthly. The amount paid each period must be at least $20 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. Unpaid proceeds will earn interest at a rate determined by the Company, in no event less than 3% compounded yearly.

    OPTION 5--JOINT AND TWO-THIRDS SURVIVOR MONTHLY LIFE INCOME. Equal monthly payments will be made for as long as two payees live. The guaranteed amount payable under this plan will earn interest at a minimum rate of 3% compounded yearly. When one payee dies, payments of two-thirds of the original monthly payment will be made to the surviving payee. Payments will stop when the surviving payee dies.

    ALTERNATE PAYMENT OPTION. The Company may make available alternative payment options.

--------------------------------------------------------------------------------

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

    We deduct certain charges in connection with the Policy to compensate us for
    (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume, some of which are described below.

SERVICES AND BENEFITS WE PROVIDE:              -   the death benefit, cash and loan benefits
                                                   under the Policy
                                               -   investment options, including premium
                                                   allocations
                                               -   administration of elective options
                                               -   the distribution of reports to Policyowners

COSTS AND EXPENSES WE INCUR:                   -   costs associated with processing and
                                                   underwriting applications, issuing and
                                                   administering the Policy (including any
                                                   Policy riders)
                                               -   overhead and other expenses for providing
                                                   services and benefits
                                               -   sales and marketing expenses
                                               -   other costs of doing business, such as
                                                   collecting premiums, maintaining records,
                                                   processing claims, effecting transactions,
                                                   and paying Federal, state and local premium
                                                   and other taxes and fees

RISKS WE ASSUME:                               -   that the cost of insurance charges we may
                                                   deduct are insufficient to meet our actual
                                                   claims because Insureds die sooner than we
                                                   estimate
                                               -   that the costs of providing the services
                                                   and benefits under the Policies exceed the
                                                   charges we deduct

    The nature and amount of these charges are described more fully below.
--------------------------------------------------------------------------------

PREMIUM EXPENSE CHARGE

    Before allocating Net Premiums among the Subaccounts and the Declared Interest Option, we reduce premiums paid by a premium expense charge. The premium less the premium expense charge equals the Net Premium.

    The premium expense charge is 7% of each premium up to the Minimum Initial Premium (or 2% for each premium over Minimum Initial Premium) and is used to compensate us for expenses incurred in distributing the Policy, including registered representative sales commissions, the cost of printing prospectuses and sales literature, advertising costs and charges we consider necessary to pay all taxes imposed by states and subdivisions thereof (which currently range from 1% to 3%).
--------------------------------------------------------------------------------

MONTHLY DEDUCTION

    We deduct certain charges monthly from the Accumulated Value of each Policy ("monthly deduction") to compensate us for the cost of insurance coverage and any additional benefits added by rider (See "GENERAL PROVISIONS--Additional Insurance Benefits"), for underwriting and start-up expenses in connection with issuing a Policy and for certain administrative costs. We deduct the monthly deduction on the Policy Date and on each Monthly Deduction Day. We deduct it from the Declared Interest Option and each Subaccount in the same proportion that the Policy's Net Accumulated Value in the Declared Interest Option and the Policy's Accumulated Value in each Subaccount bear to the total Net Accumulated Value of the Policy. For purposes of making deductions from the Declared Interest Option and the Subaccounts, we determine Accumulated Values as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself will vary in amount from month to month.

    During the first 12 Policy Months and during the 12 Policy Months immediately following an increase in Specified Amount, the monthly deduction will include a first year monthly administrative charge.

    We make the monthly deduction on the Business Day coinciding with or immediately following each Monthly Deduction Day and it will equal:

        -  the cost of insurance for the Policy; plus

        -  the cost of any optional insurance benefits added by rider; plus

        -  the monthly policy expense charges.

    COST OF INSURANCE. This charge is designed to compensate us for the anticipated cost of paying death proceeds to Beneficiaries when the Joint Insureds die prior to the Maturity Date. We determine the cost of insurance on a monthly basis, and we determine it separately for the initial Specified Amount and for any subsequent increases in Specified Amount. We will determine the monthly cost of insurance charge by dividing the applicable cost of insurance rate, or rates, by 1,000 and multiplying the result by the net amount at risk for each Policy Month.

    NET AMOUNT AT RISK. Under Option A the net amount at risk for a Policy Month is equal to (a) divided by (b); and under Option B the net amount at risk for a Policy Month is equal to (a) divided by (b), minus (c), where:

        (a)   is the Specified Amount;

        (b)  is 1.0032737(1); and

        (c)   is the Accumulated Value.

------------------------
(1) Dividing by this number reduces the net amount at risk, solely for the purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%.

    We determine the Specified Amount and the Accumulated Value as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day.

    We determine the net amount at risk separately for the initial Specified Amount and any increases in Specified Amount. In determining the net amount at risk for each Specified Amount, we first consider the Accumulated Value a part of the initial Specified Amount. If the Accumulated Value exceeds the initial Specified Amount, we will consider it to be a part of any increase in the Specified Amount in the same order as the increases occurred.

    COST OF INSURANCE RATE. We base the cost of insurance rate for the initial Specified Amount on the Joint Insureds' sex, premium class and Joint Equal Age. For any increase in Specified Amount, we base the cost of insurance rate on the Joint Insureds' sex, premium class and age at last birthday on the effective date of the increase. Actual cost of insurance rates may change and we will determine the actual monthly cost of insurance rates by the Company based on its expectations as to future mortality experience. However, the actual cost of insurance rates will never be greater than the guaranteed maximum cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners' Standard Ordinary Non-Smoker and Smoker Mortality Table. Current cost of insurance rates are generally less than the guaranteed maximum rates. Any change in the cost of insurance rates will apply to all persons of the same age, sex and premium class whose Policies have been in force the same length of time.

    The cost of insurance rates generally increase as the Joint Insureds' Joint Equal Attained Age increases. The premium class of the Joint Insureds also will affect the cost of insurance rate. The Company currently places Joint Insureds into a standard premium class or into premium classes involving a higher mortality risk. In an otherwise identical Policy, Joint Insureds in the standard premium class will have a lower cost of insurance rate than those in premium classes involving higher mortality risk. The standard premium class is also divided into two categories: tobacco and non-tobacco. (The Company may offer preferred classes in addition to the standard tobacco and non-tobacco classes.) Non-tobacco-using Joint Insureds will generally have a lower cost of insurance rate than similarly situated Joint Insureds who use tobacco.

    We determine the cost of insurance rate separately for the initial Specified Amount and for the amount of any increase in Specified Amount. In calculating the cost of insurance charge, we apply the rate for the premium class on the Policy Date to the net amount at risk for the initial Specified Amount; for each increase in Specified Amount, we use the rate for the premium class applicable to the increase. However, if we calculate the death benefit as the Accumulated Value times the specified amount factor, we will use the rate for the premium class for the most recent increase that required evidence of insurability for the amount of death benefit in excess of the total Specified Amount.

    ADDITIONAL INSURANCE BENEFITS. The monthly deduction will include charges for any additional benefits provided by rider. (See "GENERAL
    PROVISIONS--Additional Insurance Benefits.")

    MONTHLY POLICY EXPENSE CHARGES. We have primary responsibility for the administration of the Policy and the Variable Account. Administrative expenses include premium billing and collection, recordkeeping, processing death benefit claims, cash withdrawals, surrenders and Policy changes, and reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Policy and the Variable Account, we assess a $10 monthly administrative charge against each Policy. We guarantee this charge will not exceed $14 per Policy Month. We also apply a charge of $0.03 per $1,000 of Specified Amount against each Policy. We guarantee this charge will not exceed $0.05 per $1,000 of Specified Amount.

    FIRST YEAR MONTHLY ADMINISTRATIVE CHARGE. We deduct monthly administrative charges from Accumulated Value as part of the monthly deduction during the first twelve Policy Months and during the twelve Policy Months immediately following an increase in Specified Amount. The charge will compensate us for first year underwriting, processing and start-up expenses incurred in connection with the Policy and the Variable Account. These expenses include the cost of processing applications, conducting medical examinations, determining insurability and the Joint Insureds' premium class, and establishing policy records. The first year monthly administrative charge is $0.10 per $1,000 of Specified Amount or increase in Specified Amount. We guarantee this charge will not exceed $0.14 per $1,000 of Specified Amount.

    FIRST YEAR MONTHLY EXPENSE CHARGE. We will deduct a monthly expense charge of $10 from Accumulated Value during the first twelve Policy Months. We guarantee this charge will not exceed $14 per Policy Month.
--------------------------------------------------------------------------------

TRANSFER CHARGE

    We may impose a transfer charge of $25 for the second and each subsequent transfer during a Policy Year to compensate us for the costs in making the transfer.

        - Unless paid in cash, we will deduct the transfer charge from the amount transferred.

        - Once we issue a Policy, we will not increase this charge for the life of the Policy.

        - We will not impose a transfer charge on transfers that occur as a result of Policy Loans, the exercise of the special transfer privilege or the initial allocation of Accumulated Value among the Subaccounts and the Declared Interest Option following acceptance of the Policy by the Policyowner.

    Currently there is no charge for changing the net premium allocation instructions.
--------------------------------------------------------------------------------

PARTIAL WITHDRAWAL FEE

    Upon partial withdrawal of a Policy, we assess a charge equal to the lesser of $25 or 2% of the amount withdrawn to compensate us for costs incurred in accomplishing the withdrawal. We deduct this fee from the Accumulated Value.
--------------------------------------------------------------------------------

SURRENDER CHARGE

    We apply a Surrender Charge during the first ten Policy Years, as well as during the first ten years following an increase in Specified Amount. This charge is an amount per $1,000 of Specified Amount which declines to $0 in the eleventh year and varies by Joint Equal Age, underwriting category and Policy Year. We have listed below the maximum Surrender Charge for select ages in various underwriting categories in the first Policy Year.

   ISSUE AGE       NON-TOBACCO     TOBACCO     COMBINED
      30              13.67         15.00        14.23
      50              24.28         27.59        25.68
      70              54.10         53.81        53.97

    The Surrender Charge is level within each Policy Year. (See "APPENDIX C--Maximum Surrender Charges.")


    Currently, we waive the Surrender Charge after the first Policy Year if either Joint Insured is terminally ill or stays in a qualified nursing care center for 90 days.

--------------------------------------------------------------------------------

VARIABLE ACCOUNT CHARGES

    MORTALITY AND EXPENSE RISK CHARGE. We deduct a daily mortality and expense risk charge from each Subaccount at an effective annual rate of .90% of the average daily net assets of the Subaccounts. We guarantee not to increase this charge for the duration of the Policy. We may realize a profit from this charge and may use such profit for any lawful purpose, including payment of our distribution expenses.

    The mortality risk we assume is that Joint Insureds may die sooner than anticipated and therefore, we may pay an aggregate amount of life insurance proceeds greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the amounts realized from the administrative charges assessed against the Policies.

    FEDERAL TAXES. Currently no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. We may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Account may also be made. (See "FEDERAL TAX MATTERS--Taxation of the Company.")

    INVESTMENT OPTION EXPENSES. The value of net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by each Investment Option. The investment advisory fee and other expenses applicable to each Investment Option are listed in the "SUMMARY OF THE POLICY" and described in the prospectus for each Fund's Investment Option.

--------------------------------------------------------------------------------

THE DECLARED INTEREST OPTION
--------------------------------------------------------------------------------

    You may allocate Net Premiums and transfer Accumulated Value to the Declared Interest Option. Because of exemptive and exclusionary provisions, we have not registered interests in the Declared Interest Option under the Securities Act of 1933 and we have not registered the Declared Interest Option as an investment company under the Investment Company Act of 1940. Accordingly, neither the Declared Interest Option nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus relating to the Declared Interest Option. Disclosures regarding the Declared Interest Option may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. Please refer to the Policy for complete details regarding the Declared Interest Option.
--------------------------------------------------------------------------------

GENERAL DESCRIPTION

    Our General Account supports the Declared Interest Option. The General Account consists of all assets we own other than those in the Variable Account and other separate accounts. Subject to applicable law, we have sole discretion over the investment of the General Account's assets.

    You may elect to allocate Net Premiums to the Declared Interest Option, the Variable Account, or both. You may also transfer Accumulated Value from the Subaccounts to the Declared Interest Option, or from the Declared Interest Option to the Subaccounts. Allocating or transferring funds to the Declared Interest Option does not entitle you to share in the investment experience of the General Account. Instead, we guarantee that Accumulated Value in the Declared Interest Option will accrue interest at an effective annual rate of at least 4%, independent of the actual investment experience of the General Account.
--------------------------------------------------------------------------------

DECLARED INTEREST OPTION ACCUMULATED VALUE

    Net premiums allocated to the Declared Interest Option are credited to the Policy. The Company bears the full investment risk for these amounts. We guarantee that interest credited to each Policyowner's Accumulated Value in the Declared Interest Option will not be less than an effective annual rate of 4%. The Company may, in its sole discretion, credit a higher rate of interest, although it is not obligated to credit interest in excess of 4% per year, and might not do so. Any interest credited on the Policy's Accumulated Value in the Declared Interest Option in excess of the guaranteed rate of 4% per year will be determined in the sole discretion of the Company and may be changed at any time by us, in our sole discretion. The Policyowner assumes the risk that the interest credited may not exceed the guaranteed minimum rate of 4% per year. The interest credited to the Policy's Accumulated Value in the Declared Interest Option that equals Policy Debt may be greater than 4%, but will in no event be greater than the current effective loan interest rate minus no more than 3%. From time to time, we may allow a loan spread of 0% on the gain in a Policy in effect a minimum of 10 years. The Accumulated Value in the Declared Interest Option will be calculated no less frequently than each Monthly Deduction Day.

    The Company guarantees that, at any time prior to the Maturity Date, the Accumulated Value in the Declared Interest Option will not be less than the amount of the Net Premiums allocated or Accumulated Value transferred to the Declared Interest Option, plus interest at the rate of 4% per year, plus any excess interest which we credit, less the sum of all policy charges allocable to the Declared Interest Option and any amounts deducted from the Declared Interest Option in connection with partial surrenders or transfers to the Variable Account.
--------------------------------------------------------------------------------

TRANSFERS, SURRENDERS AND POLICY LOANS

    You may transfer amounts between the Subaccounts and the Declared Interest Option. However, only one transfer between the Variable Account and the Declared Interest Option is permitted in each Policy Year. We may impose a transfer charge of $25 in connection with the transfer unless such transfer is the first transfer requested by the Policyowner during such Policy Year. Unless you submit the transfer charge in cash with your request, we will deduct the charge from the amount transferred. No more than 50% of the Net Accumulated Value in the Declared Interest Option may be transferred from the Declared Interest Option unless the balance in the Declared Interest Option immediately after the transfer will be less than $1,000. If the balance in the Declared Interest Option after a transfer would be less than $1,000, you may transfer the full Net Accumulated Value in the Declared Interest Option. A Policyowner may also make surrenders and obtain Policy Loans from the Declared Interest Option at any time prior to the Policy's Maturity Date.

    We may delay transfers and surrenders from, and payments of Policy Loans allocated to, the Declared Interest Option for up to six months. Surrenders and partial withdrawals will have tax consequences (see "FEDERAL TAX MATTERS").

--------------------------------------------------------------------------------

GENERAL PROVISIONS
--------------------------------------------------------------------------------

THE CONTRACT

    We issue the Policy in consideration of the statements in the application and the payment of the initial premium. The Policy, the application, any supplemental applications and endorsements or additional benefit riders or agreements make up the entire contract. In the absence of fraud, we will treat the statements made in an application or supplemental application as representations and not as warranties. We will not use any statement to void the Policy or in defense of a claim unless the statement is contained in the application or any supplemental application.
--------------------------------------------------------------------------------

INCONTESTABILITY


    The Policy is incontestable, except for fraudulent statements made in the application or supplemental applications, after it has been in force during the lifetimes of the Joint Insureds for two years from the Policy Date or date of reinstatement. Any increase in Specified Amount will be incontestable only after it has been in force during the lifetimes of the Joint Insureds for two years from the effective date of the increase. Depending upon individual state replacement requirements, if we replace your Policy with another life insurance policy issued by us or one of our affiliates, we will credit the amount of time you held your Policy when calculating incontestability provisions under the new policy.

--------------------------------------------------------------------------------

CHANGE OF PROVISIONS

    We reserve the right to change the Policy, in the event of future changes in the federal tax law, to the extent required to maintain the Policy's qualification as life insurance under federal tax law.

    Except as provided in the foregoing paragraph, no one can change any part of the Policy except the Policyowner and the President, a Vice President, the Secretary or an Assistant Secretary of the Company. Both must agree to any change and such change must be in writing. No agent may change the Policy or waive any of its provisions.
--------------------------------------------------------------------------------

MISSTATEMENT OF AGE OR SEX

    If either Joint Insureds' age or sex was misstated in the application, we will adjust each benefit and any amount to be paid under the Policy to reflect the correct age and sex.
--------------------------------------------------------------------------------

SUICIDE EXCLUSION


    If the Policy is in force and the surviving Joint Insured commits suicide, while sane or insane, within one year from the Policy Date, we will limit life insurance proceeds payable under the Policy to all premiums paid, reduced by any outstanding Policy Debt and any partial surrenders, and increased by any unearned loan interest. If the Policy is in force and the surviving Joint Insured commits suicide, while sane or insane, within one year from the effective date of any increase in Specified Amount, we will not pay any increase in the death benefit resulting from the requested increase in Specified Amount. Instead, we will refund to the Policyowner an amount equal to the total cost of insurance applied to the increase. Depending upon individual state replacement requirements, if we replace your Policy with another life insurance policy issued by us or one of our affiliates, we will credit the amount of time you held your Policy when calculating suicide provisions under the new policy.

--------------------------------------------------------------------------------

ANNUAL REPORT

    At least once each year, we will send an annual report to each Policyowner. The report will show

        -   the current death benefit,

        - the Accumulated Value in each Subaccount and in the Declared Interest Option,

        -   outstanding Policy Debt, and

        - premiums paid, partial withdrawals made and charges assessed since the last report.

    The report will also include any other information required by state law or regulation. Further, the Company will send the Policyowner the reports required by the Investment Company Act of 1940.
--------------------------------------------------------------------------------

NON-PARTICIPATION

    The Policy does not participate in the Company's profits or surplus earnings. No dividends are payable.
--------------------------------------------------------------------------------

OWNERSHIP OF ASSETS

    The Company shall have the exclusive and absolute ownership and control over assets, including the assets of the Variable Account.
--------------------------------------------------------------------------------

WRITTEN NOTICE

    You should send any written notice to the Company at our Home Office. The notice should include the policy number and the Joint Insureds' full names. Any notice we send to a Policyowner will be sent to the address shown in the application unless you filed an appropriate address change form with the Company.

--------------------------------------------------------------------------------

POSTPONEMENT OF PAYMENTS

    The Company will usually mail the proceeds of complete surrenders, partial withdrawals and Policy Loans within seven days after we receive your signed request at our Home Office. We will usually mail death proceeds within seven days after receipt of Due Proof of Death and maturity benefits within seven days of the Maturity Date. However, we may postpone payment of any amount upon a partial withdrawal from or surrender of a Policy, payment of any Policy Loan, and payment of death proceeds or benefits at maturity whenever:

        - the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission;

        - the Securities and Exchange Commission by order permits postponement for the protection of Policyowners; or

        - an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of the securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account.

    We also may postpone transfers under these circumstances.

    Payments under the Policy which are derived from any amount paid to the Company by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it is drawn.
--------------------------------------------------------------------------------

CONTINUANCE OF INSURANCE

    The insurance under a Policy will continue until the earlier of:

        - the end of the Grace Period following the Monthly Deduction Day on which the Net Accumulated Value during the first three Policy Years, or Net Surrender Value after three Policy Years, is less than the monthly deduction for the following Policy Month;

        - the date the Policyowner surrenders the Policy for its entire Net Accumulated Value;

        -  the last death of the Joint Insureds; or

        -  the Maturity Date.

    Any rider to a Policy will terminate on the date specified in the rider.
--------------------------------------------------------------------------------

OWNERSHIP

    The Policy belongs to the Policyowner. The original Policyowner is the person named as owner in the application. If there is more than one owner, the Policy will be owned jointly with right of survivorship. Ownership of the Policy may change according to the ownership option selected as part of the original application or by a subsequent endorsement to the Policy. During the Joint Insureds' lifetimes, all rights granted by the Policy belong to the Policyowner, except as otherwise provided for in the Policy.

    Special ownership rules may apply if the Joint Insureds are under legal age (as defined by state law in the state in which the Policy is delivered) on the Policy Date.

    The Policyowner may assign the Policy as collateral security. The Company assumes no responsibility for the validity or effect of any collateral assignment of the Policy. No assignment will bind us unless in writing and until we receive notice of the assignment at the Home Office. The assignment is subject to any payment or action we may have taken before we received notice of the assignment at the Home Office. Assigning the Policy may have federal income tax consequences. [See "FEDERAL TAX MATTERS."]

--------------------------------------------------------------------------------

THE BENEFICIARY

    The Policyowner designates the primary Beneficiaries and contingent Beneficiaries in the application. If changed, the primary Beneficiary or contingent Beneficiary is as shown in the latest change filed with the Company. One or more primary or contingent Beneficiaries may be named in the application. In such case, the proceeds will be paid in equal shares to the survivors in the appropriate beneficiary class, unless requested otherwise by the Policyowner.

    Unless a payment option is chosen, we will pay the proceeds payable at the Insured's death in a lump sum to the primary Beneficiary. If the primary Beneficiary dies before the last Joint Insured, we will pay the proceeds to the contingent Beneficiary. If no Beneficiary survives the last Joint Insured, we will pay the proceeds to the Policyowner or the Policyowner's estate.
--------------------------------------------------------------------------------

CHANGING THE POLICYOWNER OR BENEFICIARY

    During the Joint Insureds' lives, the Policyowner and the Beneficiary may be changed. To make a change, you must send a written request to us at our Home Office. The request and the change must be in a form satisfactory to the Company and we must actually receive and record the request. The change will take effect as of the date you sign the request and will be subject to any payment made before we recorded the change. We may require return of the Policy for endorsement.
--------------------------------------------------------------------------------

ADDITIONAL INSURANCE BENEFITS

    Subject to certain requirements, you may add one or more of the following additional insurance benefits to a Policy by rider:

        -  Last Survivor Universal Cost of Living Increase;

        -  Universal Term Life Insurance; and

        -  Estate Protector 4-Year Non-Renewable Last Survivor Term.

    We will deduct the cost of any additional insurance benefits as part of the monthly deduction. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.") You may obtain detailed information concerning available riders, and their suitability for inclusion to your Policy, from the registered representative selling the Policy.
--------------------------------------------------------------------------------

POLICY SPLIT OPTION

    You may split the Policy into two single-life policies, one on each of the Joint Insureds, upon the occurrence of the following events:

        - divorce or annulment with respect to the marriage of the Joint Insureds, or

        - certain changes in the Federal Estate Tax Law resulting in reductions in the Unlimited Marital Deduction, the Federal Unified Credit or the Federal Estate Tax.

    You may elect this option subject to the following provisions:

        - you must provide us with written notification within 90 days after the effective date of one of the events listed above;

        - each new policy will be issued for no more than one-half the Specified Amount of this Policy;

        - the Net Surrender Value will be divided and allocated in proportion to the Specified Amount of each new policy;

        - the Beneficiary of this Policy will be the beneficiary of each new policy;

        - if the Joint Insureds are the owners of this Policy, each will be the owner of their new policy; if the Joint Insureds are not the owners of this Policy, then the owners will be the owners of each new policy (in this case, there will be a taxable event);

        - the new policies will be issued based on the age and premium class for each Joint Insured on the effective date of the election of this option;

        - the new policies must fit our single-life issue limits in effect at the time you elect the option. The new policies will be subject to the same charges as those in effect for regularly underwritten policies;

        - this option will not be available after the date of first death of the Joint Insureds;

        - the two single-life policies may be any permanent single life policies currently offered by the Company at the time this option is elected; and

        -  any assignments of this Policy will apply to each new policy.

    Please consult your registered representative for more information on this option.

--------------------------------------------------------------------------------

DISTRIBUTION OF THE POLICIES
--------------------------------------------------------------------------------


    The Policies will be sold by individuals who in addition to being licensed as life insurance agents for the Company, are also registered representatives of the principal underwriter of the Policies, EquiTrust Marketing Services, LLC ("EquiTrust Marketing"). EquiTrust Marketing, a corporation organized on May 7, 1970, under the laws of the State of Delaware, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). EquiTrust Marketing currently receives annual compensation of $100 per registered representative for acting as principal underwriter.


    Writing agents will receive commissions based on a commission schedule and rules. The Company may pay agents first year commissions at a rate not exceeding 50% of minimum initial premiums and 4% of unscheduled premiums paid in the first Policy Year. Agents will be paid renewal commissions at a rate equal to 5% of unplanned periodic premiums and 4% of unscheduled premiums paid after the first Policy Year. Additional commissions at a rate not exceeding 50% of the increase in planned periodic premiums may be paid during the first year following an increase in Specified Amount.


    These commissions (and other distribution expenses, such as production incentive bonuses, agent's insurance and pensions benefits, agency management compensation and bonuses and expense allowances) are paid by the Company. They do not result in any additional charges against the Policy that are not described above under "CHARGES AND DEDUCTIONS." Under the Public Disclosure Program, NASD Regulation ("NASDR") provides certain information regarding the disciplinary history of NASD member broker-dealers and their associated persons in response to written, electronic or telephonic inquiries. NASDR's toll-free Public Disclosure Program Hotline telephone number is 1-800-289-9999 and their Web site address is www.nasdr.com. An investor brochure that includes information describing the Public Disclosure Program is available from NASDR.


--------------------------------------------------------------------------------

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

INTRODUCTION

    The following summary provides a general description of the Federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

--------------------------------------------------------------------------------

TAX STATUS OF THE POLICY

    In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a life insurance policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited especially with regard to policies issued on joint lives. While we believe that it is reasonable to conclude that a Policy should satisfy the applicable requirements of the Code, certain features of the Policy are not addressed in the relevant authorities. For example, the relevant authorities do not address the Policy's use of Joint Equal Age calculations to test for compliance with the requirements of the Code. If it is subsequently determined that a Policy does not satisfy the applicable requirements to be treated as a life insurance contract, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to modify the Policy as necessary in order to do so.

    In certain circumstances, owners of variable life insurance policies have been considered for Federal income tax purposes to be the owners of the assets of variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to variable account assets. There is little guidance in this area, and some features of the Policy, such as the flexibility to allocate premium payments and Accumulated Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give the Policyowner investment control over Variable Account assets, we reserve the right to modify the Policy as necessary to prevent the Policyowner from being treated as the owner of the Variable Account assets supporting the Policy.

    In addition, the Code requires that the investments of the Subaccounts be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal income tax purposes. It is intended that the Subaccounts, through the funds, will satisfy these diversification requirements.

    THE FOLLOWING DISCUSSION ASSUMES THAT THE POLICY WILL QUALIFY AS A LIFE INSURANCE CONTRACT FOR FEDERAL INCOME TAX PURPOSES.
--------------------------------------------------------------------------------

TAX TREATMENT OF POLICY BENEFITS

    IN GENERAL. The Company believes that the death benefit under a Policy should be excludible from the gross income of the beneficiary. Federal, state and local estate, inheritance, transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each Policyowner or beneficiary. A tax adviser should be consulted on these consequences.

    Generally, a Policyowner will not be deemed to be in constructive receipt of the Accumulated Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a "modified endowment contract."

    MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policy as to premium payments and benefits, the individual circumstances of each Policy will determine whether it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premium payments made during the first seven Policy years. Certain changes in a Policy after it is issued (including a reduction in benefits anytime after issuance) could also cause it to be classified as a modified endowment contract. You should consult with a competent tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a modified endowment contract.

    DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT
    CONTRACTS. Policies classified as modified endowment contracts are subject to the following tax rules:

        (1) All distributions other than death benefits from a modified endowment contract, including distributions upon surrender and withdrawals, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policyowner's investment in the Policy only after all gain has been distributed.

        (2) Loans taken from or secured by a Policy classified as a modified endowment contract are treated as distributions and taxed accordingly.

        (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policyowner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's beneficiary or designated beneficiary.


        (4) If a Policy becomes a modified endowment contract, distributions that occur during the Policy Year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.


    DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS.

    Distributions other than death benefits from a Policy that is not classified as a modified endowment contract, including surrenders and partial withdrawals, are generally treated first as a recovery of the Policyowner's investment in the Policy, and only after the recovery of all investment in the Policy, as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.



    Loans from or secured by a Policy that is not a modified endowment contract will generally not be treated as taxable distributions. However, the tax treatment of loans available where there is no spread or a minimal spread between the interest rate charged and the interest rate credited on the loaned amount is unclear. You should consult a tax adviser as to the tax consequences of such a loan.


    Finally, neither distributions from, nor loans from or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

    INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.


    POLICY LOAN INTEREST. In general, interest on a Policy Loan will not be deductible. If a loan from a Policy is outstanding when the Policy is cancelled or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the Policy and will be taxed accordingly.


    MULTIPLE POLICIES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Policyowner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the Policyowner's income when a taxable distribution occurs.

    ACCELERATED DEATH BENEFITS. The Company believes that for federal income tax purposes, an accelerated death benefit payment received under an accelerated death benefit endorsement should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the insured under the Policy. However, you should consult a qualified tax adviser about the consequences of adding this Endorsement to a Policy or requesting an accelerated death benefit payment under this Endorsement.


    EXCHANGES. The Company believes that an exchange of a fixed-benefit joint life policy issued by the Company for a Policy as provided under "THE POLICY--Exchange Privilege" generally should be treated as a non-taxable exchange of life insurance policies within the meaning of section 1035 of the Code. However, in certain circumstances, the exchanging owner may receive a cash distribution that might have to be recognized as income to the extent there was gain in the fixed-benefit policy.

    Moreover, to the extent a fixed-benefit policy with an outstanding loan is exchanged for an unencumbered Policy, the exchanging owner could recognize income at the time of the exchange up to an amount of such loan (including any due and unpaid interest on such loan). An exchanging Policyowner should consult a tax adviser as to whether an exchange of a fixed-benefit policy for the Policy will have adverse tax consequences.


    CONTINUATION BEYOND AGE 100. If the Policy continues in force beyond the 100th birthday of the younger insured, the tax consequences are uncertain. You should consult a tax adviser as to those consequences.


    POLICY SPLIT OPTION. The policy split option permits a Policy to be split into two single life insurance policies. It is not clear whether exercising the policy split option will be treated as a taxable transaction or whether the individual policies that result would be modified endowment contracts. Consult a tax adviser before exercising the policy split option.

    OTHER POLICYOWNER TAX MATTERS. Businesses can use the Policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.


    OTHER TAX CONSIDERATIONS. The transfer of the Policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example, the transfer of the Policy to, the designation as a beneficiary of or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation-skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

--------------------------------------------------------------------------------

POSSIBLE TAX LAW CHANGES

    Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.
--------------------------------------------------------------------------------

TAXATION OF THE COMPANY

    At the present time, the Company makes no charge for any Federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the Variable Account or to the policies. The Company reserves the right to charge the Subaccounts of the Variable Account for any future taxes or economic burden the Company may incur.
--------------------------------------------------------------------------------

EMPLOYMENT-RELATED BENEFIT PLANS

    The Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In addition, legislative, regulatory or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The Policy described in this Prospectus contains guaranteed cost of insurance rates and guaranteed purchase rates for certain payment options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

--------------------------------------------------------------------------------

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

    The Company holds the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from the General Account. We maintain records of all purchases and redemptions of shares by each Investment Option for each corresponding Subaccount. Additional protection for the assets of the Variable Account is afforded by a blanket fidelity bond issued by Chubb Insurance Group in the amount of $5,000,000 covering all the officers and employees of the Company.
--------------------------------------------------------------------------------

VOTING RIGHTS

    To the extent required by law, the Company will vote the Fund shares held in the Variable Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and, as a result, we determine that it is permitted to vote the Fund shares in its own right, we may elect to do so.

    The number of votes which a Policyowner has the right to instruct are calculated separately for each Subaccount and are determined by dividing a Policy's Accumulated Value in a Subaccount by the net asset value per share of the corresponding Investment Option in which the Subaccount invests. Fractional shares will be counted. The number of votes of the Investment Option which you have the right to instruct will be determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at such meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by each Fund. Each person having a voting interest in a Subaccount will receive proxy materials, reports and other materials relating to the appropriate Investment Option.

    The Company will vote Fund shares attributable to Policies as to which no timely instructions are received (as well as any Fund shares held in the Variable Account which are not attributable to Policies) in proportion to the voting instructions which are received with respect to all Policies participating in each Investment Option. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast on a matter.

    Fund shares may also be held by separate accounts of other affiliated and unaffiliated insurance companies. The Company expects that those shares will be voted in accordance with instructions of the owners of insurance policies and contracts issued by those other insurance companies. Voting instructions given by owners of other insurance policies will dilute the effect of voting instructions of Policyowners.

    DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of an Investment Option or to approve or disapprove an investment advisory contract for an Investment Option. In addition, the Company itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of an Investment Option if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on the General Account in that the proposed investment policy for an

    Investment Option may result in overly speculative or unsound investments. In the event the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.
--------------------------------------------------------------------------------

STATE REGULATION OF THE COMPANY

    The Company, a stock life insurance company organized under the laws of Iowa, is subject to regulation by the Iowa Insurance Department. An annual statement is filed with the Iowa Insurance Department on or before March lst of each year covering the operations and reporting on the financial condition of the Company as of December 31st of the preceding year. Periodically, the Iowa Insurance Department examines the liabilities and reserves of the Company and the Variable Account and certifies their adequacy, and a full examination of operations is conducted periodically by the National Association of Insurance Commissioners.

    In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.
--------------------------------------------------------------------------------

OFFICERS AND DIRECTORS OF FARM BUREAU LIFE INSURANCE COMPANY

    The principal business address of each person listed, unless otherwise indicated, is 5400 University Avenue, West Des Moines, Iowa 50266. The principal occupation shown reflects the principal employment of each individual during the past five years.


      NAME AND POSITION
       WITH THE COMPANY         PRINCIPAL OCCUPATION LAST FIVE YEARS
Eric K. Aasmundstad             Farmer; President and Director, North Dakota Farm Bureau Federation;
Director                          Director, FBL Financial Group, Inc. and other affiliates of the foregoing, NODAK Mutual Insurance Company and FB Bancorp
Kenneth R. Ashby                Farmer; President, Utah Farm Bureau Federation and other affiliates
Director                          of the foregoing and Ashby's Valley View Farms; Vice President and
                                  Director, Utah Farm Bureau Insurance Co.; Director, Millard County
                                  Water Conservancy District, American Farm Bureau Federation and
                                  affiliated companies, Multi States Farmers Service Co., FBL
                                  Financial Group, Inc. and Universal Assurors Life Insurance
                                  Company
Al Christopherson               Farmer; President, Minnesota Farm Bureau Federation; Director,
Director                          American Farm Bureau Federation, FBL Financial Group, Inc. and
                                  other affiliates of the foregoing
Kenny J. Evans                  Farmer; President and Director, Arizona Farm Bureau Federation;
Director                          Director, FBL Financial Group, Inc. and other affiliates of the foregoing.
Ernest A. Glienke               Farmer; Director, Farm Bureau Mutual Insurance Company and other
Director                          affiliates of the foregoing.
Karen J. Henry                  Farmer; President and Director, Wyoming Farm Bureau Federation and
Director                          Mountain West Farm Bureau Mutual Insurance Company; Second Vice
                                  Chair and Director, FBL Financial Group, Inc.; Director, Western
                                  Agricultural Insurance Company and other affiliates of the foregoing.
Craig D. Hill                   Farmer; President, CAPA Hill, Inc.; Director, Farm Bureau Mutual
Director                          Insurance Company and other affiliates of the foregoing.

      NAME AND POSITION
       WITH THE COMPANY         PRINCIPAL OCCUPATION LAST FIVE YEARS
Richard G. Kjerstad             Farmer; President and Director, South Dakota Farm Bureau Federation
Director                          and other affiliates of the foregoing; Director, FBL Financial
                                  Group, Inc. and other affiliates of the foregoing.
G. Steven Kouplen               Farmer; President, Oklahoma Farm Bureau Federation; Director,
Director                          American Farm Bureau Federation and Oklahoma Rural Electric Coop.
Craig A. Lang                   Dairy Farmer; Director, Growmark, Inc. and Utah Farm Bureau
Director                          Insurance Company; Vice President and Director, Farm Bureau Mutual
                                  Insurance Company and other affiliates of the foregoing; Vice
                                  President, Universal Assurors Life Insurance Company
Lindsey D. Larsen               Farmer; Director, Farm Bureau Mutual Insurance Company and other
Director                          affiliates of the foregoing.
David L. McClure                Farmer; President, Montana Farm Bureau Federation; Vice President
Director                          and Director, Mountain West Farm Bureau Mutual Insurance Company;
                                  Director, FBL Financial Group, Inc. and other affiliates of the foregoing.
Bryce P. Neidig                 Farmer; President, Nebraska FarmBureau Federation and other
Director                          affiliates of the foregoing; Director, American Farm Bureau
                                  Federation and other affiliates of the foregoing; Western
                                  Agricultural Insurance Co. and other affiliates of the foregoing,
                                  FBL Financial Group, Inc. and Blue Cross/Blue Shield of Nebraska
                                  and other affiliates of the foregoing
Howard D. Poulson               Farmer; President, Wisconsin Farm Bureau Federation and other
Director                          affiliates of the foregoing and Midwest Livestock Producers;
                                  Director, American Farm Bureau Federation, FBL Financial
                                  Group, Inc. and other affiliates of the foregoing
Frank S. Priestley              Farmer; President and Director, Idaho Farm Bureau Federation and
Director                          other affiliates of the foregoing; Director, FBL Financial Group,
                                  Inc. and other affilates of the foregoing and Farm Bureau Bank.
Beverly L. Schnepel             Farmer; Director, Farm Bureau Mutual Insurance Company and other
Director                          affiliates of the foregoing
John J. VanSweden               Farmer and Rancher; President and Director, New Mexico Farm and
Director                          Livestock Bureau and Western Farm Bureau Mutual Insurance Company;
                                  Director, FBL Financial Group, Inc. and other affiliates of the foregoing.
Edward M. Wiederstein           Farmer; Chairman and Director, FBL Financial Group, Inc.; President
President and Director            and Director, Iowa Farm Bureau Federation and other affiliates of the foregoing and Farm Bureau Agricultural Business Corporation;
                                  Director, Multi-Pig Corporation, Western Agricultural Insurance
                                  Company and other affiliates of the foregoing
Roger Bill Mitchell             Farmer; First Vice Chair and Director, FBL Financial Group, Inc.;
Vice President and Director       Director, Western Agricultural Insurance Company and other affilates of the foregoing.
William J. Oddy                 Chief Executive Officer and Management Director, FBL Financial
Chief Executive Officer           Group, Inc.

      NAME AND POSITION
       WITH THE COMPANY         PRINCIPAL OCCUPATION LAST FIVE YEARS
Jerry C. Downin                 Senior Vice President and Secretary-Treasurer, Iowa Farm Bureau
Senior Vice President and         Federation and other affiliates of the foregoing; Senior Vice
Secretary-Treasurer               President, Assistant Secretary-Treasurer and Management Director,
                                  FBL Financial Group, Inc.
Stephen M. Morain               Senior Vice President, General Counsel and Management Director, FBL
Senior Vice President and         Financial Group, Inc.
General Counsel
JoAnn W. Rumelhart              Executive Vice President and General Manager--Life Cos., FBL
Executive Vice President and      Financial Group, Inc.
General Manager
Timothy J. Hoffman              Chief Administrative Officer, FBL Financial Group, Inc.
Chief Administrative Officer
James W. Noyce                  Chief Financial Officer, FBL Financial Group, Inc.
Chief Financial Officer
Barbara J. Moore                Vice President-Property/Casualty Operations, FBL Financial
Vice President                    Group, Inc.
John M. Paule                   Chief Marketing Officer, FBL Financial Group, Inc.
Chief Marketing Officer
Lynn E. Wilson                  Vice President-Life Sales, FBL Financial Group, Inc.
Vice President-Life Sales
LouAnn Sandburg                 Vice President-Investments and Assistant Treasurer, FBL Financial
Vice President - Investments      Group, Inc.
and Assistant Treasurer
Thomas E. Burlingame            Vice President-Associate General Counsel, FBL Financial Group, Inc.
Vice President - Associate
General Counsel
James P. Brannen                Vice President-Controller, FBL Financial Group, Inc.
Vice President-Controller
Jan Sewright                    Insurance Accounting Vice President, FBL Financial Group, Inc.
Insurance Accounting Vice
President
Dennis M. Marker                Vice President-Investment Administration, FBL Financial Group, Inc.
Vice President-Investment
Administration
Paul Grinvalds                  Vice President-Life Operations, Appointed Actuary, FBL Financial
Vice President-Life Operations    Group, Inc.
Ronald J. Palmer                Agency Services Vice President, FBL Financial Group, Inc.
Agency Services Vice President
Christopher G. Daniels          Life Product Development and Pricing Vice President, FBL Financial
Life Product Development and      Group, Inc.
Pricing Vice President
James M. Mincks                 Vice President-Human Resources, FBL Financial Group, Inc.
Vice President-Human Resources
Don Seibel                      Vice President-Accounting, FBL Financial Group, Inc.
Vice President-Accounting
Scott Shuck                     Vice President-Marketing Services, FBL Financial Group, Inc.
Vice President-Marketing
Services

      NAME AND POSITION
       WITH THE COMPANY         PRINCIPAL OCCUPATION LAST FIVE YEARS
Jim Streck                      Vice President-Life Underwriting and Issue, FBL Financial
Vice President-Life               Group, Inc.
Underwriting and Issue
Blake D. Weber                  Sales Services Vice President, FBL Financial Group, Inc.
Sales Services Vice President
Doug Gumm                       Vice President-Information Technology, FBL Financial Group, Inc.
Vice President-Information
Technology
James A. Pugh                   Assistant General Counsel, FBL Financial Group, Inc.
Assistant General Counsel
Kermit J. Larson                Agency Vice President, Farm Bureau Life Insurance Company
Agency Vice President
Larry W. Riley                  Agency Vice President, Farm Bureau Life Insurance Company
Agency Vice President
John F. Mottet                  Agency Vice President, Farm Bureau Life Insurance Company
Agency Vice President
Cyrus S. Winters                Regional Vice President, Farm Bureau Life Insurance Company
Regional Vice President
Michael J. Tousley              Regional Vice President, Farm Bureau Life Insurance Company
Regional Vice President
Ronnie G. Lee                   Agency Vice President, Farm Bureau Life Insurance Company
Agency Vice President
Art Sieler                      Agency Vice President, Farm Bureau Life Insurance Company
Agency Vice President


--------------------------------------------------------------------------------

LEGAL MATTERS

    Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to federal securities laws applicable to the issuance of the flexible premium variable life insurance policy described in this Prospectus. All matters of Iowa law pertaining to the Policy, including the validity of the Policy and the Company's right to issue the Policy under Iowa Insurance Law, have been passed upon by Stephen M. Morain, Senior Vice President and General Counsel of the Company.
--------------------------------------------------------------------------------

LEGAL PROCEEDINGS

    The Company, like other insurance companies, is involved in lawsuits. Currently, there are no class action lawsuits naming us as a defendant or involving the Variable Account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account or the Company.

--------------------------------------------------------------------------------

EXPERTS


    The financial statements of the Variable Account at December 31, 1999 and for the periods disclosed in the financial statements, and the financial statements and schedules of the Company at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.



    Actuarial matters included in this Prospectus have been examined by Christopher G. Daniels, FSA, MSAA, Life Product Development and Pricing Vice President, as stated in the opinion filed as an exhibit to the registration statement.

--------------------------------------------------------------------------------

OTHER INFORMATION

    A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Variable Account, the Company and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


    The Variable Account's statements of net assets as of December 31, 1999 and the related statements of operations for the year then ended and changes in net assets for the periods disclosed in the financial statements, and the consolidated balance sheets of the Company at December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their respective reports thereon appearing elsewhere herein. The Policy was not offered through the Variable Account prior to May 1, 2000.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Participants
Farm Bureau Life Insurance Company

We have audited the accompanying individual and combined statements of net assets of Farm Bureau Life Variable Account (comprised of the Value Growth, High Grade Bond, High Yield Bond, Managed, Money Market, Blue Chip, VIP Growth, VIP Overseas, VIP Contrafund, VIP Index 500, VIP Growth & Income, Mid-Cap Growth, New America Growth, Personal Strategy Balanced and International Stock Subaccounts) as of December 31, 1999, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999, by correspondence with the mutual funds' transfer agent. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and combined financial position of the respective subaccounts of Farm Bureau Life Variable Account at December 31, 1999, and the individual and combined results of their operations and changes in their net assets for the periods described above, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

Des Moines, Iowa
March 10, 2000

                       FARM BUREAU LIFE VARIABLE ACCOUNT
                            STATEMENTS OF NET ASSETS
                               DECEMBER 31, 1999

ASSETS
Investments in EquiTrust Variable Insurance Series Fund:
  Value Growth Subaccount:
    Value Growth Portfolio, 2,725,603.80 shares at net asset
      value of $8.69 per share (cost: $31,844,401)            $ 23,685,497
  High Grade Bond Subaccount:
    High Grade Bond Portfolio, 492,523.95 shares at net
      asset value of $9.49 per share (cost: $4,909,502)          4,674,052
  High Yield Bond Subaccount:
    High Yield Bond Portfolio, 863,636.57 shares at net
      asset value of $9.30 per share (cost: $8,638,535)          8,031,820
  Managed Subaccount:
    Managed Portfolio, 2,539,391.35 shares at net asset
      value of $10.54 per share (cost: $30,666,675)             26,765,185
  Money Market Subaccount:
    Money Market Portfolio, 527,723.69 shares at net asset
      value of $1.00 per share (cost: $527,724)                    527,724
  Blue Chip Subaccount:
    Blue Chip Portfolio, 893,811.49 shares at net asset
      value of $43.98 per share (cost: $26,255,356)             39,309,830
Investments in Fidelity Variable Insurance Products Fund:
  VIP Growth Subaccount:
    VIP Growth Portfolio, 46,122.82 shares at net asset
      value of $54.65 per share (cost: $2,190,463)               2,520,612
  VIP Overseas Subaccount:
    VIP Overseas Portfolio, 9,581.25 shares at net asset
      value of $27.34 per share (cost: $221,929)                   261,951
  VIP Contrafund Subaccount:
    VIP Contrafund Portfolio, 58,056.00 shares at net asset
      value of $28.97 per share (cost: $1,498,002)               1,681,882
  VIP Index 500 Subaccount:
    VIP Index 500 Portfolio, 13,215.49 shares at net asset
      value of $166.87 per share (cost: $2,028,279)              2,205,269
  VIP Growth & Income Subaccount:
    VIP Growth & Income Portfolio, 68,647.08 shares at net
      asset value of $17.29 per share (cost: $1,136,392)         1,186,908
Investments in T. Rowe Price Equity Series, Inc.:
  Mid-Cap Growth Subaccount:
    Mid-Cap Growth Portfolio, 59,490.53 shares at net asset
      value of $17.24 per share (cost: $928,339)                 1,025,617
  New America Growth Subaccount:
    New America Growth Portfolio, 27,393.09 shares at net
      asset value of $26.03 per share (cost: $687,593)             713,042
  Personal Strategy Balanced Subaccount:
    Personal Strategy Balanced Portfolio, 48,576.16 shares
      at net asset value of $15.94 per share
      (cost: $781,426)                                             774,304
Investment in T. Rowe Price International Series, Inc.:
  International Stock Subaccount:
    International Stock Portfolio, 11,937.10 shares at net
      asset value of $18.98 per share (cost: $191,675)             226,566
                                                              ------------
Total investments (cost: $112,506,291)                         113,590,259
LIABILITIES                                                             --
                                                              ------------
COMBINED NET ASSETS                                           $113,590,259
                                                              ============

                                                                                        EXTENDED
                                                           UNITS         UNIT VALUE      VALUE
                                                      --------------------------------------------
Net assets are represented by:
  Value Growth Subaccount                             1,438,113.214840   $16.469842   $ 23,685,497
  High Grade Bond Subaccount                            237,739.145795    19.660424      4,674,052
  High Yield Bond Subaccount                            334,006.004086    24.046933      8,031,820
  Managed Subaccount                                  1,234,279.854427    21.684859     26,765,185
  Money Market Subaccount                                36,507.662014    14.455149        527,724
  Blue Chip Subaccount                                  796,862.551102    49.330753     39,309,830
  VIP Growth Subaccount                                 203,873.736602    12.363593      2,520,612
  VIP Overseas Subaccount                                19,993.817712    13.101623        261,951
  VIP Contrafund Subaccount                             148,406.507956    11.332943      1,681,882
  VIP Index 500 Subaccount                              203,798.934333    10.820805      2,205,269
  VIP Growth & Income Subaccount                        116,808.407150    10.161152      1,186,908
  Mid-Cap Growth Subaccount                              88,583.968009    11.577905      1,025,617
  New America Growth Subaccount                          66,940.721652    10.651845        713,042
  Personal Strategy Balanced Subaccount                  75,522.865665    10.252578        774,304
  International Stock Subaccount                         18,026.683399    12.568376        226,566
                                                                                      ------------
Combined net assets                                                                   $113,590,259
                                                                                      ============

SEE ACCOMPANYING NOTES.

                 (This page has been left blank intentionally.)

                       FARM BUREAU LIFE VARIABLE ACCOUNT
                            STATEMENTS OF OPERATIONS

                                        COMBINED                       VALUE GROWTH SUBACCOUNT
                           -----------------------------------  -------------------------------------
                                       YEAR ENDED                            YEAR ENDED
                                       DECEMBER 31                           DECEMBER 31
                              1999        1998         1997        1999         1998         1997
                           --------------------------------------------------------------------------
Net investment income
  (operating loss):
  Dividend income          $3,283,721  $   741,124  $4,694,698  $   534,663  $    20,067  $ 2,195,812
  Mortality and expense
    risk charges             (936,050)    (734,884)   (481,341)    (224,626)    (212,703)    (169,085)
                           --------------------------------------------------------------------------
Net investment income
  (operating loss)          2,347,671        6,240   4,213,357      310,037     (192,636)   2,026,727
Net realized and
  unrealized gain (loss)
  on investments:
  Net realized gain
    (loss) from
    investment
    transactions              208,237       16,999     107,131     (324,893)     (36,454)      20,814
  Change in unrealized
    appreciation/
    depreciation of
    investments             1,317,709   (5,668,314)  1,153,688   (1,828,333)  (6,650,686)  (1,124,051)
                           --------------------------------------------------------------------------
Net gain (loss) on
  investments               1,525,946   (5,651,315)  1,260,819   (2,153,226)  (6,687,140)  (1,103,237)
                           --------------------------------------------------------------------------
Net increase (decrease)
  in net assets resulting
  from operations          $3,873,617  $(5,645,075) $5,474,176  $(1,843,189) $(6,879,776) $   923,490
                           ==========================================================================

                                HIGH GRADE BOND SUBACCOUNT            HIGH YIELD BOND SUBACCOUNT
                           ------------------------------------  ------------------------------------
                                        YEAR ENDED                            YEAR ENDED
                                       DECEMBER 31                           DECEMBER 31
                              1999         1998         1997        1999         1998         1997
                           --------------------------------------------------------------------------
Net investment income
  (operating loss):
  Dividend income          $   286,475  $   189,273  $  134,181  $   645,981  $   399,282  $  284,128
  Mortality and expense
    risk charges               (38,630)     (26,271)    (17,176)     (70,959)     (50,840)    (29,807)
                           --------------------------------------------------------------------------
Net investment income
  (operating loss)             247,845      163,002     117,005      575,022      348,442     254,321
Net realized and
  unrealized gain (loss)
  on investments:
  Net realized gain
    (loss) from
    investment
    transactions                (4,401)       1,995        (207)     (15,077)       2,267       2,527
  Change in unrealized
    appreciation/
    depreciation of
    investments               (299,176)      19,999      59,144     (691,987)     (30,149)    102,518
                           --------------------------------------------------------------------------
Net gain (loss) on
  investments                 (303,577)      21,994      58,937     (707,064)     (27,882)    105,045
                           --------------------------------------------------------------------------
Net increase (decrease)
  in net assets resulting
  from operations          $   (55,732) $   184,996  $  175,942  $  (132,042) $   320,560  $  359,366
                           ==========================================================================

                                    MANAGED SUBACCOUNT            MONEY MARKET SUBACCOUNT           BLUE CHIP SUBACCOUNT
                           ------------------------------------  --------------------------  ----------------------------------
                                        YEAR ENDED                       YEAR ENDED                      YEAR ENDED
                                       DECEMBER 31                      DECEMBER 31                     DECEMBER 31
                              1999         1998         1997      1999      1998     1997       1999        1998        1997
                           ----------------------------------------------------------------------------------------------------
Net investment income
  (operating loss):
  Dividend income          $ 1,306,781  $    14,987  $1,831,509  $43,843  $114,987  $44,031  $  380,707  $    2,528  $  205,037
  Mortality and expense
    risk charges              (258,101)    (229,740)   (155,911)  (8,932)  (20,750)  (7,758)   (310,168)   (194,580)   (101,604)
                           ----------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME
  (OPERATING LOSS)           1,048,680     (214,753)  1,675,598   34,911    94,237   36,273      70,539    (192,052)    103,433
Net realized and
  unrealized gain (loss)
  on investments:
  Net realized gain
    (loss) from
    investment
    transactions              (114,321)     (11,537)     18,600       --        --       --     663,174      60,728      65,397
  Change in unrealized
    appreciation/
    depreciation of
    investments             (2,139,966)  (2,491,453)   (107,837)      --        --       --   5,345,118   3,483,975   2,223,914
                           ----------------------------------------------------------------------------------------------------
NET GAIN (LOSS) ON
  INVESTMENTS               (2,254,287)  (2,502,990)    (89,237)      --        --       --   6,008,292   3,544,703   2,289,311
                           ----------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)
  IN NET ASSETS RESULTING
  FROM OPERATIONS          $(1,205,607) $(2,717,743) $1,586,361  $34,911  $ 94,237  $36,273  $6,078,831  $3,352,651  $2,392,744
                           ====================================================================================================

                           VIP GROWTH SUBACCOUNT  VIP OVERSEAS SUBACCOUNT  VIP CONTRAFUND SUBACCOUNT  VIP INDEX 500 SUBACCOUNT
                           ---------------------  -----------------------  -------------------------  ------------------------
                            PERIOD FROM MAY 4,      PERIOD FROM MAY 4,        PERIOD FROM MAY 4,         PERIOD FROM MAY 4,
                           1999 (DATE OPERATIONS   1999 (DATE OPERATIONS     1999 (DATE OPERATIONS     1999 (DATE OPERATIONS
                            COMMENCED) THROUGH      COMMENCED) THROUGH        COMMENCED) THROUGH         COMMENCED) THROUGH
                             DECEMBER 31, 1999       DECEMBER 31, 1999         DECEMBER 31, 1999         DECEMBER 31, 1999
                           ---------------------------------------------------------------------------------------------------
Net investment income
  (operating loss):
  Dividend income                $     --                 $    --                  $     --                   $     --
  MORTALITY AND EXPENSE
    RISK CHARGES                   (4,982)                   (441)                   (3,976)                    (5,255)
                           ---------------------------------------------------------------------------------------------------
NET INVESTMENT INCOME
  (OPERATING LOSS)                 (4,982)                   (441)                   (3,976)                    (5,255)
NET REALIZED AND
  UNREALIZED GAIN (LOSS)
  ON INVESTMENTS:
  NET REALIZED GAIN
    (LOSS) FROM
    INVESTMENT
    TRANSACTIONS                      957                     146                       422                        929
  CHANGE IN UNREALIZED
    APPRECIATION/
    DEPRECIATION OF
    INVESTMENTS                   330,149                  40,022                   183,880                    176,990
                           ---------------------------------------------------------------------------------------------------
NET GAIN (LOSS) ON
  INVESTMENTS                     331,106                  40,168                   184,302                    177,919
                           ---------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)
  IN NET ASSETS RESULTING
  FROM OPERATIONS                $326,124                 $39,727                  $180,326                   $172,664
                           ===================================================================================================

                       FARM BUREAU LIFE VARIABLE ACCOUNT
                      STATEMENTS OF OPERATIONS (CONTINUED)

                                         VIP GROWTH &          MID-CAP GROWTH       NEW AMERICA GROWTH
                                       INCOME SUBACCOUNT         SUBACCOUNT             SUBACCOUNT
                                     ---------------------  ---------------------  ---------------------
                                      PERIOD FROM MAY 4,     PERIOD FROM MAY 4,     PERIOD FROM MAY 4,
                                     1999 (DATE OPERATIONS  1999 (DATE OPERATIONS  1999 (DATE OPERATIONS
                                      COMMENCED) THROUGH     COMMENCED) THROUGH     COMMENCED) THROUGH
                                       DECEMBER 31, 1999      DECEMBER 31, 1999      DECEMBER 31, 1999
                                     -------------------------------------------------------------------
Net investment income (operating
  loss):
  Dividend income                           $    --               $  9,851                $36,179
  Mortality and expense risk
    charges                                  (3,346)                (2,463)                (1,552)
                                     -------------------------------------------------------------------
Net investment income (operating
  loss)                                      (3,346)                 7,388                 34,627
Net realized and unrealized gain
  (loss) on investments:
  Net realized gain (loss) from
    investment transactions                     666                  1,413                   (102)
  Change in unrealized
    appreciation/depreciation of
    investments                              50,516                 97,278                 25,449
                                     -------------------------------------------------------------------
Net gain on investments                      51,182                 98,691                 25,347
                                     -------------------------------------------------------------------
Net increase in net assets
  resulting from operations                 $47,836               $106,079                $59,974
                                     ===================================================================

                                            PERSONAL STRATEGY     INTERNATIONAL STOCK
                                           BALANCED SUBACCOUNT        SUBACCOUNT
                                          ---------------------  ---------------------
                                           PERIOD FROM MAY 4,     PERIOD FROM MAY 4,
                                          1999 (DATE OPERATIONS  1999 (DATE OPERATIONS
                                           COMMENCED) THROUGH     COMMENCED) THROUGH
                                            DECEMBER 31, 1999      DECEMBER 31, 1999
                                          --------------------------------------------
Net investment income:
  Dividend income                                $36,143                $ 3,098
  Mortality and expense risk charges              (2,130)                  (489)
                                          --------------------------------------------
Net investment income                             34,013                  2,609
Net realized and unrealized gain (loss)
  on investments:
  Net realized gain (loss) from
    investment transactions                         (866)                   190
  Change in unrealized
    appreciation/depreciation of
    investments                                   (7,122)                34,891
                                          --------------------------------------------
Net gain (loss) on investments                    (7,988)                35,081
                                          --------------------------------------------
Net increase in net assets resulting
  from operations                                $26,025                $37,690
                                          ============================================

SEE ACCOMPANYING NOTES.

                 (This page has been left blank intentionally.)

                       FARM BUREAU LIFE VARIABLE ACCOUNT
                      STATEMENTS OF CHANGES IN NET ASSETS

                                            COMBINED                            VALUE GROWTH SUBACCOUNT
                           ------------------------------------------  ------------------------------------------
                                           YEAR ENDED                                  YEAR ENDED
                                          DECEMBER 31                                 DECEMBER 31
                               1999           1998           1997          1999           1998           1997
                           --------------------------------------------------------------------------------------
Operations:
  Net investment income
    (operating loss)       $  2,347,671   $     6,240    $ 4,213,357   $   310,037    $  (192,636)   $ 2,026,727
  Net realized gain
    (loss) from
    investment
    transactions                208,237        16,999        107,131      (324,893)       (36,454)        20,814
  Change in unrealized
    appreciation/
    depreciation of
    investments               1,317,709    (5,668,314)     1,153,688    (1,828,333)    (6,650,686)    (1,124,051)
                           --------------------------------------------------------------------------------------
Net increase (decrease)
  in net assets resulting
  from operations             3,873,617    (5,645,075)     5,474,176    (1,843,189)    (6,879,776)       923,490
Capital share
  transactions:
  Transfers of net
    premiums                 32,496,774    39,784,341     27,046,928     6,543,037      7,160,411      6,216,376
  Transfers of surrenders
    and death benefits       (2,752,270)   (1,743,025)      (977,522)     (662,061)      (486,854)      (327,624)
  Transfers of policy
    loans                    (1,970,025)   (1,828,958)    (1,110,979)     (417,587)      (571,575)      (385,548)
  Transfers of cost of
    insurance and
    transfer charges        (11,728,318)  (10,147,284)    (6,964,921)   (2,806,598)    (2,740,952)    (2,190,816)
  Transfers between
    subaccounts,
    including fixed
    interest subaccount       1,268,316     3,976,174      1,500,575      (514,714)     4,677,943      2,316,346
                           --------------------------------------------------------------------------------------
Net increase in net
  assets resulting from
  capital share
  transactions               17,314,477    30,041,248     19,494,081     2,142,077      8,038,973      5,628,734
                           --------------------------------------------------------------------------------------
Total increase (decrease)
  in net assets              21,188,094    24,396,173     24,968,257       298,888      1,159,197      6,552,224
Net assets at beginning
  of period                  92,402,165    68,005,992     43,037,735    23,386,609     22,227,412     15,675,188
                           --------------------------------------------------------------------------------------
Net assets at end of
  period                   $113,590,259   $92,402,165    $68,005,992   $23,685,497    $23,386,609    $22,227,412
                           ======================================================================================

                                  HIGH GRADE BOND SUBACCOUNT                HIGH YIELD BOND SUBACCOUNT
                           ----------------------------------------  ----------------------------------------
                                          YEAR ENDED                                YEAR ENDED
                                         DECEMBER 31                               DECEMBER 31
                              1999           1998          1997         1999           1998          1997
                           ----------------------------------------------------------------------------------
Operations:
  Net investment income
    (operating loss)       $  247,845     $  163,002    $  117,005   $  575,022     $  348,442    $  254,321
  Net realized gain
    (loss) from
    investment
    transactions               (4,401)         1,995          (207)     (15,077)         2,267         2,527
  Change in unrealized
    appreciation/
    depreciation of
    investments              (299,176)        19,999        59,144     (691,987)       (30,149)      102,518
                           ----------------------------------------------------------------------------------
NET INCREASE (DECREASE)
  IN NET ASSETS RESULTING
  FROM OPERATIONS             (55,732)       184,996       175,942     (132,042)       320,560       359,366
Capital share
  transactions:
  Transfers of net
    premiums                  942,004        769,738       425,444    1,692,093      1,543,162     1,099,120
  Transfers of surrenders
    and death benefits        (76,890)       (45,616)      (22,840)    (152,098)       (86,660)      (88,016)
  Transfers of policy
    loans                     (73,531)       (54,423)      (28,370)    (161,882)      (111,558)      (76,196)
  Transfers of cost of
    insurance and
    transfer charges         (454,523)      (284,583)     (196,916)    (797,274)      (571,771)     (363,359)
  Transfers between
    subaccounts,
    including fixed
    interest subaccount       657,305        909,489       191,456      424,289      1,963,447       617,797
                           ----------------------------------------------------------------------------------
NET INCREASE IN NET
  ASSETS RESULTING FROM
  CAPITAL SHARE
  TRANSACTIONS                994,365      1,294,605       368,774    1,005,128      2,736,620     1,189,346
                           ----------------------------------------------------------------------------------
TOTAL INCREASE (DECREASE)
  IN NET ASSETS               938,633      1,479,601       544,716      873,086      3,057,180     1,548,712
Net assets at beginning
  of period                 3,735,419      2,255,818     1,711,102    7,158,734      4,101,554     2,552,842
                           ----------------------------------------------------------------------------------
NET ASSETS AT END OF
  PERIOD                   $4,674,052     $3,735,419    $2,255,818   $8,031,820     $7,158,734    $4,101,554
                           ==================================================================================

                                       MANAGED SUBACCOUNT
                           ------------------------------------------
                                           YEAR ENDED
                                          DECEMBER 31
                               1999           1998           1997
                           ------------------------------------------
Operations:
  Net investment income
    (operating loss)       $ 1,048,680    $  (214,753)   $ 1,675,598
  Net realized gain
    (loss) from
    investment
    transactions              (114,321)       (11,537)        18,600
  Change in unrealized
    appreciation/
    depreciation of
    investments             (2,139,966)    (2,491,453)      (107,837)
                           ------------------------------------------
NET INCREASE (DECREASE)
  IN NET ASSETS RESULTING
  FROM OPERATIONS           (1,205,607)    (2,717,743)     1,586,361
Capital share
  transactions:
  Transfers of net
    premiums                 6,128,165      7,504,132      6,018,771
  Transfers of surrenders
    and death benefits        (742,566)      (700,821)      (282,557)
  Transfers of policy
    loans                     (403,498)      (581,646)      (353,388)
  Transfers of cost of
    insurance and
    transfer charges        (3,010,804)    (2,891,340)    (2,041,923)
  Transfers between
    subaccounts,
    including fixed
    interest subaccount     (1,945,177)     5,897,873      2,315,574
                           ------------------------------------------
NET INCREASE IN NET
  ASSETS RESULTING FROM
  CAPITAL SHARE
  TRANSACTIONS                  26,120      9,228,198      5,656,477
                           ------------------------------------------
TOTAL INCREASE (DECREASE)
  IN NET ASSETS             (1,179,487)     6,510,455      7,242,838
Net assets at beginning
  of period                 27,944,672     21,434,217     14,191,379
                           ------------------------------------------
NET ASSETS AT END OF
  PERIOD                   $26,765,185    $27,944,672    $21,434,217
                           ==========================================

                       FARM BUREAU LIFE VARIABLE ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                                   MONEY MARKET SUBACCOUNT                     BLUE CHIP SUBACCOUNT
                           ----------------------------------------  -----------------------------------------
                                          YEAR ENDED                                YEAR ENDED
                                         DECEMBER 31                               DECEMBER 31
                              1999           1998          1997         1999           1998           1997
                           -----------------------------------------------------------------------------------
Operations:
  Net investment income
    (operating loss)       $    34,911   $     94,237   $    36,273  $    70,539   $  (192,052)   $   103,433
  Net realized gain from
    investment
    transactions                    --             --            --      663,174        60,728         65,397
  Change in unrealized
    appreciation/
    depreciation of
    investments                     --             --            --    5,345,118     3,483,975      2,223,914
                           -----------------------------------------------------------------------------------
Net increase in net
  assets resulting from
  operations                    34,911         94,237        36,273    6,078,831     3,352,651      2,392,744
Capital share
  transactions:
  Transfers of net
    premiums                 7,269,452     15,811,356     8,680,125    7,857,875     6,995,542      4,607,092
  Transfers of surrenders
    and death benefits         (40,547)        (9,586)       (1,770)  (1,047,499)     (413,488)      (254,715)
  Transfers of policy
    loans                       (5,867)        (5,560)      (16,477)    (764,466)     (504,196)      (251,000)
  Transfers of cost of
    insurance and
    transfer charges          (331,407)      (885,590)     (645,950)  (3,831,788)   (2,773,048)    (1,525,957)
  Transfers between
    subaccounts,
    including fixed
    interest subaccount     (8,260,744)   (16,263,292)   (5,898,862)   2,702,072     6,790,714      1,958,264
                           -----------------------------------------------------------------------------------
Net increase (decrease)
  in net assets resulting
  from capital share
  transactions              (1,369,113)    (1,352,672)    2,117,066    4,916,194    10,095,524      4,533,684
                           -----------------------------------------------------------------------------------
Total increase (decrease)
  in net assets             (1,334,202)    (1,258,435)    2,153,339   10,995,025    13,448,175      6,926,428
Net assets at beginning
  of period                  1,861,926      3,120,361       967,022   28,314,805    14,866,630      7,940,202
                           -----------------------------------------------------------------------------------
Net assets at end of
  period                   $   527,724   $  1,861,926   $ 3,120,361  $39,309,830   $28,314,805    $14,866,630
                           ===================================================================================

                                VIP GROWTH            VIP OVERSEAS          VIP CONTRAFUND          VIP INDEX 500
                                SUBACCOUNT             SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                           ---------------------  ---------------------  ---------------------  ---------------------
                            PERIOD FROM MAY 4,     PERIOD FROM MAY 4,     PERIOD FROM MAY 4,     PERIOD FROM MAY 4,
                           1999 (DATE OPERATIONS  1999 (DATE OPERATIONS  1999 (DATE OPERATIONS  1999 (DATE OPERATIONS
                            COMMENCED) THROUGH     COMMENCED) THROUGH     COMMENCED) THROUGH     COMMENCED) THROUGH
                             DECEMBER 31, 1999      DECEMBER 31, 1999      DECEMBER 31, 1999      DECEMBER 31, 1999
                           ------------------------------------------------------------------------------------------
Operations:
  Net investment income
    (operating loss)            $   (4,982)             $   (441)             $   (3,976)            $   (5,255)
  NET REALIZED GAIN FROM
    INVESTMENT
    TRANSACTIONS                       957                   146                     422                    929
  CHANGE IN UNREALIZED
    APPRECIATION/
    DEPRECIATION OF
    INVESTMENTS                    330,149                40,022                 183,880                176,990
                           ------------------------------------------------------------------------------------------
NET INCREASE IN NET
  ASSETS RESULTING FROM
  OPERATIONS                       326,124                39,727                 180,326                172,664
CAPITAL SHARE
  TRANSACTIONS:
  TRANSFERS OF NET
    PREMIUMS                       401,492                41,466                 361,546                454,944
  TRANSFERS OF SURRENDERS
    AND DEATH BENEFITS              (8,287)                 (562)                 (5,150)                (6,669)
  TRANSFERS OF POLICY
    LOANS                           (7,165)               (1,602)                 (7,028)               (37,543)
  TRANSFERS OF COST OF
    INSURANCE AND
    TRANSFER CHARGES              (103,025)              (11,306)                (80,931)              (104,921)
  TRANSFERS BETWEEN
    SUBACCOUNTS,
    INCLUDING FIXED
    INTEREST SUBACCOUNT          1,911,473               194,228               1,233,119              1,726,794
                           ------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)
  IN NET ASSETS RESULTING
  FROM CAPITAL SHARE
  TRANSACTIONS                   2,194,488               222,224               1,501,556              2,032,605
                           ------------------------------------------------------------------------------------------
TOTAL INCREASE (DECREASE)
  IN NET ASSETS                  2,520,612               261,951               1,681,882              2,205,269
NET ASSETS AT BEGINNING
  OF PERIOD                             --                    --                      --                     --
                           ------------------------------------------------------------------------------------------
NET ASSETS AT END OF
  PERIOD                        $2,520,612              $261,951              $1,681,882             $2,205,269
                           ==========================================================================================

                            VIP GROWTH & INCOME
                                 SUBACCOUNT
                           ----------------------
                             PERIOD FROM MAY 4,
                           1999 (DATE OPERATIONS
                             COMMENCED) THROUGH
                             DECEMBER 31, 1999
                           ----------------------
Operations:
  Net investment income
    (operating loss)             $   (3,346)
  NET REALIZED GAIN FROM
    INVESTMENT
    TRANSACTIONS                        666
  CHANGE IN UNREALIZED
    APPRECIATION/
    DEPRECIATION OF
    INVESTMENTS                      50,516
                           ----------------------
NET INCREASE IN NET
  ASSETS RESULTING FROM
  OPERATIONS                         47,836
CAPITAL SHARE
  TRANSACTIONS:
  TRANSFERS OF NET
    PREMIUMS                        235,063
  TRANSFERS OF SURRENDERS
    AND DEATH BENEFITS                 (797)
  TRANSFERS OF POLICY
    LOANS                           (32,211)
  TRANSFERS OF COST OF
    INSURANCE AND
    TRANSFER CHARGES                (61,680)
  TRANSFERS BETWEEN
    SUBACCOUNTS,
    INCLUDING FIXED
    INTEREST SUBACCOUNT             998,697
                           ----------------------
NET INCREASE (DECREASE)
  IN NET ASSETS RESULTING
  FROM CAPITAL SHARE
  TRANSACTIONS                    1,139,072
                           ----------------------
TOTAL INCREASE (DECREASE)
  IN NET ASSETS                   1,186,908
NET ASSETS AT BEGINNING
  OF PERIOD                              --
                           ----------------------
NET ASSETS AT END OF
  PERIOD                         $1,186,908
                           ======================

                       FARM BUREAU LIFE VARIABLE ACCOUNT
                STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)

                              MID-CAP GROWTH       NEW AMERICA GROWTH      PERSONAL STRATEGY     INTERNATIONAL STOCK
                                SUBACCOUNT             SUBACCOUNT         BALANCED SUBACCOUNT        SUBACCOUNT
                           ---------------------  ---------------------  ---------------------  ---------------------
                            PERIOD FROM MAY 4,     PERIOD FROM MAY 4,     PERIOD FROM MAY 4,     PERIOD FROM MAY 4,
                           1999 (DATE OPERATIONS  1999 (DATE OPERATIONS  1999 (DATE OPERATIONS  1999 (DATE OPERATIONS
                            COMMENCED) THROUGH     COMMENCED) THROUGH     COMMENCED) THROUGH     COMMENCED) THROUGH
                             DECEMBER 31, 1999      DECEMBER 31, 1999      DECEMBER 31, 1999      DECEMBER 31, 1999
                           ------------------------------------------------------------------------------------------
Operations:
  Net investment income         $    7,388              $ 34,627               $ 34,013               $  2,609
  Net realized gain
    (loss) from
    investment
    transactions                     1,413                  (102)                  (866)                   190
  Change in unrealized
    appreciation/
    depreciation of
    investments                     97,278                25,449                 (7,122)                34,891
                           ------------------------------------------------------------------------------------------
Net increase in net
  assets resulting from
  operations                       106,079                59,974                 26,025                 37,690
Capital share
  transactions:
  Transfers of net
    premiums                       204,120               176,795                141,296                 47,426
  Transfers of surrenders
    and death benefits              (4,444)               (4,114)                  (234)                  (352)
  Transfers of policy
    loans                          (27,523)               (2,334)               (27,073)                  (715)
  Transfers of cost of
    insurance and
    transfer charges               (49,034)              (33,691)               (40,549)               (10,787)
  Transfers between
    subaccounts,
    including fixed
    interest subaccount            796,419               516,412                674,839                153,304
                           ------------------------------------------------------------------------------------------
Net increase (decrease)
  in net assets resulting
  from capital share
  transactions                     919,538               653,068                748,279                188,876
                           ------------------------------------------------------------------------------------------
Total increase (decrease)
  in net assets                  1,025,617               713,042                774,304                226,566
Net assets at beginning
  of period                             --                    --                     --                     --
                           ------------------------------------------------------------------------------------------
Net assets at end of
  period                        $1,025,617              $713,042               $774,304               $226,566
                           ==========================================================================================

SEE ACCOMPANYING NOTES.

                       FARM BUREAU LIFE VARIABLE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

1.SIGNIFICANT ACCOUNTING POLICIES

Farm Bureau Life Variable Account (the Account) is a unit investment trust registered under the Investment Company Act of 1940. The Account was established as a separate investment account within Farm Bureau Life Insurance Company (the Company) to fund flexible premium variable universal life insurance policies.

At December 31, 1999, the Account has available fifteen separate subaccounts, each of which invests solely, as directed by contract owners, in a different portfolio of EquiTrust Variable Insurance Series Fund, Fidelity Variable Insurance Products Fund, T. Rowe Price Equity Series, Inc. and T. Rowe Price International Series, Inc. (the Funds), which are open-end, diversified management investment companies. Prior to May 4, 1999, only portfolios of EquiTrust Variable Insurance Series Fund were available to contract owners. Contract owners also may direct investments to a fixed interest subaccount held in the general assets of the Company.

Investments in shares of the Funds are stated at market value, which is the closing net asset value per share as determined by the Funds. The first-in, first-out cost basis has been used in determining the net realized gain or loss from investment transactions and unrealized appreciation or depreciation on investments. On January 1, 1999, the Account adjusted its cost basis from the average cost method to the first-in, first-out method. This change had the effect of changing accumulated unrealized appreciation (depreciation) on investments, with an offsetting amount recorded to accumulated undistributed net realized gain (loss). This increased (decreased) the cost basis as follows for the following subaccounts: Value Growth -- $137,476, High Grade -- $(695), High Yield -- $4,262, Managed Portfolio -- $69,855, and Blue Chip -- $109,361. This change had no effect on the statements of net assets at December 31, 1999 and 1998 or the statements of operations for the periods indicated herein.

Dividends paid to the Account are automatically reinvested in shares of the Fund on the payable date.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of the Account's financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the financial statements and accompanying notes.

2.EXPENSE CHARGES

The Account pays the Company certain amounts relating to the distribution and administration of the policies funded by the Account and as reimbursement for certain mortality and other risks assumed by the Company. The following summarizes those amounts.

PREMIUM EXPENSE CHARGE: Premiums paid by the contractholders are reduced by a 5% sales charge (used to compensate the Company for expenses incurred in connection with the distribution of the policies) and a 2% premium tax charge (used to compensate the Company for premium taxes imposed by various states and political subdivisions).

MORTALITY AND EXPENSE RISK CHARGES: The Company deducts a daily mortality and expense risk charge from the Account at an effective annual rate of .90% of the average daily net asset value of the Account. These charges are assessed in return for the Company's assumption of risks associated with adverse mortality experience or excess administrative expenses in connection with policies issued.

COST OF INSURANCE: The Company assumes the responsibility for providing insurance benefits included in the policy. The cost of insurance is determined each month based upon the applicable insurance rate and current net amount at risk. Also, the cost of insurance includes a flat monthly administration charge of

                       FARM BUREAU LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

$3.00 and a first year monthly charge based on age and amount of insurance inforce. The aggregate cost of insurance can vary from month to month since the determination of both the insurance rate and the current net amount at risk depends on a number of variables as described in the Account's prospectus.

OTHER CHARGES: A transfer charge of $25 will be imposed for the second and each subsequent transfer between subaccounts in any one policy year. A surrender charge equal to the lesser of $25 or 2.0% of the amount surrendered will be imposed in the event of a partial or full contract surrender or lapse.

3.FEDERAL INCOME TAXES

The operations of the Account form a part of, and are taxed with, operations of the Company, which is taxed as a life insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the Account's net investment income or net realized gain on investments. Accordingly, no charge for income tax is currently being made to the Account. If such taxes are incurred by the Company in the future, a charge to the Account may be assessed.

4.INVESTMENT TRANSACTIONS

The aggregate cost of investment securities purchased and proceeds from investment securities sold by subaccount are as follows:

                                                                                     YEAR ENDED DECEMBER 31
                                           YEAR ENDED DECEMBER 31     ----------------------------------------------------
                                            1999, EXCEPT AS NOTED               1998                        1997
                                          -------------------------   -------------------------   ------------------------
                                           PURCHASES       SALES       PURCHASES       SALES       PURCHASES      SALES
                                          --------------------------------------------------------------------------------
Value Growth Subaccount                   $ 3,887,659   $ 1,435,545   $ 8,118,646   $   272,309   $ 7,979,469   $  324,008
High Grade Bond Subaccount                  1,495,044       252,834     1,563,605       105,998       605,583      119,804
High Yield Bond Subaccount                  2,219,821       639,671     3,250,086       165,024     1,587,252      143,585
Managed Subaccount                          3,600,883     2,526,083     9,450,479       437,034     7,610,376      278,301
Money Market Subaccount                     3,241,700     4,575,902    10,129,699    11,388,134     6,441,811    4,288,472
Blue Chip Subaccount                        6,049,674     1,062,941    10,140,344       236,872     4,852,347      215,230
VIP Growth Subaccount*                      2,195,138         5,632            --            --            --           --
VIP Overseas Subaccount*                      223,050         1,267            --            --            --           --
VIP Contrafund Subaccount*                  1,503,625         6,045            --            --            --           --
VIP Index 500 Subaccount*                   2,039,618        12,268            --            --            --           --
VIP Growth & Income Subaccount*             1,164,539        28,813            --            --            --           --
Mid-Cap Growth Subaccount*                    942,723        15,797            --            --            --           --
New America Growth Subaccount*                692,381         4,686            --            --            --           --
Personal Strategy Balanced Subaccount*        823,742        41,450            --            --            --           --
International Stock Subaccount*               195,126         3,641            --            --            --           --
                                          --------------------------------------------------------------------------------
Combined                                  $30,274,723   $10,612,575   $42,652,859   $12,605,371   $29,076,838   $5,369,400
                                          ================================================================================

* Period from May 4, 1999 (date operations commenced) through December 31, 1999.

                       FARM BUREAU LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.SUMMARY OF CHANGES FROM UNIT TRANSACTIONS

Transactions in units of each subaccount were as follows:

                                                                                                         NET INCREASE
                                                       UNITS SOLD              UNITS REDEEMED             (DECREASE)
                                                 -----------------------   ----------------------   -----------------------
                                                   UNITS       AMOUNT       UNITS       AMOUNT        UNITS       AMOUNT
                                                 --------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999
Value Growth Subaccount                            189,257   $ 3,353,277    68,995    $ 1,211,200     120,262   $ 2,142,077
High Grade Bond Subaccount                          61,130     1,208,568    10,866        214,203      50,264       994,365
High Yield Bond Subaccount                          64,702     1,573,988    23,532        568,860      41,170     1,005,128
Managed Subaccount                                 100,887     2,294,102    99,688      2,267,982       1,199        26,120
Money Market Subaccount                            226,499     3,197,857   323,500      4,566,970     (97,001)   (1,369,113)
Blue Chip Subaccount                               125,509     5,668,967    16,234        752,773     109,275     4,916,194
VIP Growth Subaccount*                             203,941     2,195,138        67            650     203,874     2,194,488
VIP Overseas Subaccount*                            20,073       223,050        79            826      19,994       222,224
VIP Contrafund Subaccount*                         148,621     1,503,626       214          2,070     148,407     1,501,556
VIP Index 500 Subaccount*                          204,462     2,039,618       663          7,013     203,799     2,032,605
VIP Growth & Income Subaccount*                    119,371     1,164,538     2,563         25,466     116,808     1,139,072
Mid-Cap Growth Subaccount*                          89,767       932,872     1,183         13,334      88,584       919,538
New America Growth Subaccount*                      67,262       656,202       321          3,134      66,941       653,068
Personal Strategy Balanced Subaccount*              79,456       787,599     3,933         39,320      75,523       748,279
International Stock Subaccount*                     18,334       192,028       307          3,152      18,027       188,876
                                                 --------------------------------------------------------------------------
Combined                                         1,719,271   $26,991,430   552,145    $ 9,676,953   1,167,126   $17,314,477
                                                 ==========================================================================
YEAR ENDED DECEMBER 31, 1998
Value Growth Subaccount                            385,510   $ 8,156,703     5,573    $   117,730     379,937   $ 8,038,973
High Grade Bond Subaccount                          70,937     1,374,331     4,123         79,726      66,814     1,294,605
High Yield Bond Subaccount                         119,895     2,850,803     4,778        114,183     115,117     2,736,620
Managed Subaccount                                 386,282     9,435,482     8,788        207,284     377,494     9,228,198
Money Market Subaccount                            732,292    10,014,722   831,668     11,367,394     (99,376)   (1,352,672)
Blue Chip Subaccount                               263,175    10,137,815     1,127         42,291     262,048    10,095,524
                                                 --------------------------------------------------------------------------
Combined                                         1,958,091   $41,969,856   856,057    $11,928,608   1,102,034   $30,041,248
                                                 ==========================================================================
YEAR ENDED DECEMBER 31, 1997
Value Growth Subaccount                            247,934   $ 5,783,657     6,581    $   154,923     241,353   $ 5,628,734
High Grade Bond Subaccount                          26,411       471,444     5,817        102,670      20,594       368,774
High Yield Bond Subaccount                          60,047     1,303,107     5,241        113,761      54,806     1,189,346
Managed Subaccount                                 239,036     5,778,867     5,041        122,390     233,995     5,656,477
Money Market Subaccount                            484,513     6,412,846   326,799      4,295,780     157,714     2,117,066
Blue Chip Subaccount                               141,757     4,647,311     3,391        113,627     138,366     4,533,684
                                                 --------------------------------------------------------------------------
Combined                                         1,199,698   $24,397,232   352,870    $ 4,903,151     846,828   $19,494,081
                                                 ==========================================================================

* Period from May 4, 1999 (date operations commenced) through December 31, 1999.

6.NET ASSETS

The Account has an unlimited number of units of beneficial interest authorized with no par value. Net assets as of December 31, 1999 consisted of:

                                                                        HIGH
                                                          VALUE         GRADE      HIGH YIELD                     MONEY
                                                         GROWTH         BOND          BOND         MANAGED       MARKET
                                          COMBINED     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                        ----------------------------------------------------------------------------------
Paid-in capital                         $ 99,443,866   $27,419,433   $4,113,887    $6,998,448    $25,775,623   $  331,843
Accumulated undistributed net
  investment income                       12,854,188    4,749,861       800,016     1,655,164     5,005,373       195,881
Accumulated undistributed net realized
  gain (loss) from investment
  transactions                               208,237     (324,893)       (4,401)      (15,077)     (114,321)           --
Net unrealized appreciation
  (depreciation) of investments            1,083,968   (8,158,904)     (235,450)     (606,715)   (3,901,490)           --
                                        ----------------------------------------------------------------------------------
Net assets                              $113,590,259   $23,685,497   $4,674,052    $8,031,820    $26,765,185   $  527,724
                                        ==================================================================================

                       FARM BUREAU LIFE VARIABLE ACCOUNT
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.NET ASSETS (CONTINUED)

                                                                        VIP           VIP           VIP        VIP INDEX
                                                       BLUE CHIP      GROWTH       OVERSEAS     CONTRAFUND        500
                                                      SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                                      -------------------------------------------------------------------
Paid-in capital                                       $25,204,926   $2,194,488    $  222,224    $1,501,556    $ 2,032,605
Accumulated undistributed net investment income
  (loss)                                                 387,256        (4,982)         (441)       (3,976)        (5,255)
Accumulated undistributed net realized gain from
  investment transactions                                663,174           957           146           422            929
Net unrealized appreciation of investments            13,054,474       330,149        40,022       183,880        176,990
                                                      -------------------------------------------------------------------
Net assets                                            $39,309,830   $2,520,612    $  261,951    $1,681,882    $ 2,205,269
                                                      ===================================================================

                                                         VIP                         NEW        PERSONAL
                                                      GROWTH &       MID-CAP       AMERICA      STRATEGY     INTERNATIONAL
                                                       INCOME        GROWTH        GROWTH       BALANCED         STOCK
                                                     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                                     ---------------------------------------------------------------------
Paid-in capital                                      $1,139,072    $  919,538    $  653,068    $  748,279     $   188,876
Accumulated undistributed net investment income
  (loss)                                                 (3,346)        7,388        34,627        34,013           2,609
Accumulated undistributed net realized gain (loss)
  from investment transactions                              666         1,413          (102)         (866)            190
Net unrealized appreciation (depreciation) of
  investments                                            50,516        97,278        25,449        (7,122)         34,891
                                                     ---------------------------------------------------------------------
Net assets                                           $1,186,908    $1,025,617    $  713,042    $  774,304     $   226,566
                                                     =====================================================================

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholder
Farm Bureau Life Insurance Company

We have audited the accompanying consolidated balance sheets of Farm Bureau Life Insurance Company as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farm Bureau Life Insurance Company at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Des Moines, Iowa
February 14, 2000

                       FARM BUREAU LIFE INSURANCE COMPANY
                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              DECEMBER 31,
                                                    ---------------------------------
                                                        1999              1998
                                                    -------------  ------------------
                                                                   (RESTATED--NOTE 1)
ASSETS
Investments:
  Fixed maturities:
    Held for investment, at amortized cost
      (market: 1999--$337,794; 1998--$516,729)      $    339,362       $    492,288
    Available for sale, at market (amortized cost:
      1999--$2,063,560; 1998--$1,874,170)              1,988,225          1,961,353
  Equity securities, at market (cost:
    1999--$38,147; 1998--$39,589)                         35,345             35,287
  Mortgage loans on real estate                          314,523            299,372
  Investment real estate, less allowances for
    depreciation of $2,300 in 1999 and $4,223 in
    1998                                                  20,119             40,679
  Policy loans                                           123,717            123,328
  Other long-term investments                              4,822              6,236
  Short-term investments                                  78,101             78,445
                                                    ------------       ------------
Total investments                                      2,904,214          3,036,988

Cash and cash equivalents                                  5,889              2,006
Securities and indebtedness of related parties            61,309             65,291
Accrued investment income                                 34,796             34,340
Accounts and notes receivable                                155                331
Amounts receivable from affiliates                         2,458              3,635
Reinsurance recoverable                                    4,812              4,711
Deferred policy acquisition costs                        237,306            204,629
Value of insurance in force acquired                      15,894             14,533
Property and equipment, less allowances for
  depreciation of $3,682 in 1999 and $4,080 in
  1998                                                    12,004              9,991
Current income taxes recoverable                              --             11,777
Deferred income taxes                                      7,128                 --
Goodwill, less accumulated amortization of $4,181
  in 1999 and $3,484 in 1998                               9,251              9,948
Other assets                                               7,122             11,410
Assets held in separate accounts                         256,028            190,111
                                                    ------------       ------------
Total assets                                        $  3,558,366       $  3,599,701
                                                    ============       ============

                                                              DECEMBER 31,
                                                    ---------------------------------
                                                        1999              1998
                                                    -------------  ------------------
                                                                   (RESTATED--NOTE 1)
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Policy liabilities and accruals:
    Future policy benefits:
      Interest sensitive products                   $  1,626,042       $  1,596,471
      Traditional life insurance and accident and
        health products                                  752,733            731,873
      Unearned revenue reserve                            27,650             25,373
    Other policy claims and benefits                      10,019             10,625
                                                    ------------       ------------
                                                       2,416,444          2,364,342
  Other policyholders' funds:
    Supplementary contracts without life
      contingencies                                      160,848            147,755
    Advance premiums and other deposits                   83,258             84,206
    Accrued dividends                                     13,554             13,797
                                                    ------------       ------------
                                                         257,660            245,758
  Amounts payable to affiliates                              668              3,326
  Long-term debt                                          40,000                 71
  Current income taxes payable                             2,304                 --
  Deferred income taxes                                       --             44,858
  Other liabilities                                       66,237             76,751
  Liabilities related to separate accounts               256,028            190,111
                                                    ------------       ------------
Total liabilities                                      3,039,341          2,925,217

Commitments and contingencies

Redeemable preferred stock, par value $20.00 per
  share, redemption value $200.00 per share--1999:
  none authorized, issued or outstanding; 1998:
  authorized 100,000 shares, issued 25,739 shares,
  outstanding 22,517 shares                                   --              4,503

Stockholder's equity:
  Preferred stock, 7 1/2% cumulative, par value
    $50.00 per share--authorized 6,000 shares                 --                 --
  Common stock, par value $50.00 per
    share--authorized 994,000 shares, issued and
    outstanding 50,000 shares                              2,500              2,500
  Additional paid-in capital                              66,273             66,273
  Accumulated other comprehensive income (loss)          (49,882)            50,050
  Retained earnings                                      500,134            551,158
                                                    ------------       ------------
Total stockholder's equity                               519,025            669,981
                                                    ------------       ------------
Total liabilities and stockholder's equity          $  3,558,366       $  3,599,701
                                                    ============       ============

SEE ACCOMPANYING NOTES.

                       FARM BUREAU LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)

                                                              YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------
                                                        1999           1998           1997
                                                    -------------  -------------  -------------
                                                                        (RESTATED--NOTE 1)
Revenues:
  Interest sensitive product charges                $     55,363   $     52,157   $     47,979
  Traditional life insurance and accident and
    health premiums                                       95,930         93,473         92,528
  Net investment income                                  225,040        228,494        220,332
  Realized gains (losses) on investments                  (1,976)        (4,878)        40,948
  Realized gain on dividend of home office
    properties                                                --          5,097             --
  Other income                                               623          2,100          5,353
                                                    ------------   ------------   ------------
    Total revenues                                       374,980        376,443        407,140
Benefits and expenses:
  Interest sensitive product benefits                    123,231        122,527        122,729
  Traditional life insurance and accident and
    health benefits                                       57,941         55,880         56,369
  Increase in traditional life and accident and
    health future policy benefits                         19,556         21,264         27,173
  Distributions to participating policyholders            25,360         25,818         25,852
  Underwriting, acquisition and insurance expenses        71,377         64,735         62,402
  Interest expense                                           830              8              9
  Other expenses                                           1,045          1,324          1,151
                                                    ------------   ------------   ------------
    Total benefits and expenses                          299,340        291,556        295,685
                                                    ------------   ------------   ------------
                                                          75,640         84,887        111,455
Income taxes                                             (25,686)       (27,235)       (38,110)
Equity income, net of related income taxes                 3,972          1,258          2,088
                                                    ------------   ------------   ------------
Net income                                          $     53,926   $     58,910   $     75,433
                                                    ============   ============   ============

SEE ACCOMPANYING NOTES.

                       FARM BUREAU LIFE INSURANCE COMPANY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                     ACCUMULATED
                                                       ADDITIONAL       OTHER                       TOTAL
                                             COMMON     PAID-IN     COMPREHENSIVE    RETAINED   STOCKHOLDER'S
                                             STOCK      CAPITAL     INCOME (LOSS)    EARNINGS      EQUITY
                                            --------   ----------   --------------   --------   -------------
Balance at January 1, 1997:
  As previously reported                     $2,500      $55,285       $ 26,327      $406,892     $491,004
  Impact of merger of Western Farm Bureau
    Life Insurance Company                       --       11,048            860       107,896      119,804
                                             ------      -------       --------      --------     --------
  As restated                                 2,500       66,333         27,187       514,788      610,808
  Comprehensive income:
    Net income for 1997                          --           --             --        75,433       75,433
    Change in net unrealized investment
      gains/losses                               --           --         19,935            --       19,935
  Total comprehensive income                                                                        95,368
  Dividends paid to preferred stockholders       --           --             --          (335)        (335)
  Cash dividends paid to parent                  --           --             --       (36,950)     (36,950)
  Other                                          --           --             --        (1,259)      (1,259)
                                             ------      -------       --------      --------     --------
Balance at December 31, 1997                  2,500       66,333         47,122       551,677      667,632
  Comprehensive income:
    Net income for 1998                          --           --             --        58,910       58,910
    Change in net unrealized investment
      gains/losses                               --           --          2,928            --        2,928
  Total comprehensive income                                                                        61,838
  Adjustment resulting from capital
    transactions of equity investee              --          (60)            --            --          (60)
  Dividends paid to preferred stockholders       --           --             --          (335)        (335)
  Dividend of home office properties to
    parent                                       --           --             --       (45,650)     (45,650)
  Cash dividends paid to parent                  --           --             --       (13,444)     (13,444)
                                             ------      -------       --------      --------     --------
Balance at December 31, 1998                  2,500       66,273         50,050       551,158      669,981
  Comprehensive income (loss):
    Net income for 1999                          --           --             --        53,926       53,926
    Change in net unrealized investment
      gains/losses                               --           --        (99,932)           --      (99,932)
                                                                                                  --------
  Total comprehensive loss                                                                         (46,006)
  Dividend paid to preferred stockholders        --           --             --          (155)        (155)
  Dividend of short-term and fixed
    maturity securities to parent                --           --             --       (75,000)     (75,000)
  Cash dividends paid to parent                  --           --             --       (29,795)     (29,795)
                                             ------      -------       --------      --------     --------
Balance at December 31, 1999                 $2,500      $66,273       $(49,882)     $500,134     $519,025
                                             ======      =======       ========      ========     ========

SEE ACCOMPANYING NOTES.

                       FARM BUREAU LIFE INSURANCE COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                           (RESTATED--NOTE 1)
OPERATING ACTIVITIES
Net income                                                    $  53,926   $  58,910   $  75,433
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Adjustments related to interest sensitive products:
    Interest credited to account balances                       105,121     105,604     107,238
    Charges for mortality and administration                    (54,229)    (52,050)    (48,468)
    Deferral of unearned revenues                                 2,456       2,607       2,417
    Amortization of unearned revenue reserve                     (1,318)       (888)       (775)
  Provision for depreciation and amortization                     5,687       1,111       8,065
  Net gains related to investments held by investment
    company subsidiary                                               --          --      (1,223)
  Realized losses (gains) on investments                          1,976       4,878     (40,948)
  Realized gain on dividend of home office properties                --      (5,097)         --
  Increase in traditional life and accident and health
    benefit accruals                                             20,552      22,305      26,921
  Policy acquisition costs deferred                             (34,275)    (31,196)    (30,425)
  Amortization of deferred policy acquisition costs              12,439      10,175       8,492
  Provision for deferred income taxes                             1,824       2,580      (7,184)
  Other                                                          (1,865)     22,902     (11,423)
                                                              ---------   ---------   ---------
Net cash provided by operating activities                       112,294     141,841      88,120

INVESTING ACTIVITIES
Sale, maturity or repayment of investments:
  Fixed maturities--held for investment                         154,700     151,298      49,961
  Fixed maturities--available for sale                          224,530     301,770     293,250
  Equity securities                                              10,391      24,843     115,742
  Mortgage loans on real estate                                  53,922      75,887      48,059
  Investment real estate                                         20,080       1,349       1,191
  Policy loans                                                   28,401      28,423      27,513
  Other long-term investments                                        68         278          52
  Short-term investments--net                                        --          --      41,061
                                                              ---------   ---------   ---------
                                                                492,092     583,848     576,829

Acquisition of investments:
  Fixed maturities--available for sale                         (469,608)   (541,978)   (431,379)
  Equity securities                                              (6,663)     (5,644)    (50,368)
  Mortgage loans on real estate                                 (69,606)    (51,883)    (78,703)
  Investment real estate                                           (726)     (3,096)    (10,208)
  Policy loans                                                  (28,790)    (29,810)    (30,458)
  Other long-term investments                                        --          --      (1,936)
  Short-term investments--net                                   (24,696)    (48,012)     (1,919)
                                                              ---------   ---------   ---------
                                                               (600,089)   (680,423)   (604,971)
Proceeds from disposal, repayments of advances and other
  distributions from equity investees                            11,395       6,254      16,519
Investments in and advances to equity investees                  (6,654)     (5,505)    (41,018)
Net cash paid for acquisitions                                       --          --      (9,694)
Net purchases of property and equipment and other                (2,403)     (6,480)       (121)
                                                              ---------   ---------   ---------
Net cash used in investing activities                          (105,659)   (102,306)    (62,456)

                       FARM BUREAU LIFE INSURANCE COMPANY
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                           (RESTATED--NOTE 1)
FINANCING ACTIVITIES
Receipts from interest sensitive and variable products
  credited to policyholder account balances                   $ 255,931   $ 260,949   $ 258,919
Return of policyholder account balances on interest
  sensitive and variable products                              (264,159)   (286,469)   (247,823)
Proceeds from long-term debt                                     40,000          --          --
Repayments of long-term debt                                        (71)         (6)         (4)
Redemption of redeemable preferred stock                         (4,503)         --          --
Dividends paid                                                  (29,950)    (13,779)    (37,285)
                                                              ---------   ---------   ---------
Net cash used in financing activities                            (2,752)    (39,305)    (26,193)
                                                              ---------   ---------   ---------
Increase (decrease) in cash and cash equivalents                  3,883         230        (529)
Cash and cash equivalents at beginning of year                    2,006       1,776       2,305
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of year                      $   5,889   $   2,006   $   1,776
                                                              =========   =========   =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest                                                    $     725   $       7   $       8
  Income taxes                                                   11,919      24,484      55,491

SEE ACCOMPANYING NOTES.

                       FARM BUREAU LIFE INSURANCE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Farm Bureau Life Insurance Company (we or the Company), a wholly-owned subsidiary of FBL Financial Group, Inc., operates predominantly in the life insurance industry. We currently market individual life insurance policies and annuity contracts to Farm Bureau members and other individuals and businesses in 14 midwestern and western states. Variable insurance and annuity contracts are also marketed in these and other states through alliances with other insurance companies and a regional broker/dealer.

CONSOLIDATION

Our consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions have been eliminated.

MERGER AND RESTRUCTURING

On July 1, 1999, we merged with Western Farm Bureau Life Insurance Company (Western Life), another wholly-owned subsidiary of FBL Financial Group, Inc. The merger, which was completed through the contribution of Western Life to us by FBL Financial Group, Inc., has been accounted for like a pooling of interests. Accordingly, all prior period financial statements have been restated to include the combined financial position, results of operations and cash flows of Western Life as though it had always been a part of the Company.

The following information presents certain income statement data of the separate companies for the periods preceding the merger:

                                                SIX MONTHS      YEAR ENDED DECEMBER 31,
                                              ENDED JUNE 30,    ------------------------
                                                   1999            1998         1997
                                              ------------------------------------------
                                                (UNAUDITED)
                                                        (DOLLARS IN THOUSANDS)
Revenues:
  Farm Bureau Life Insurance Company              $145,405       $286,199     $317,847
  Western Life                                      47,364         93,539       89,338
                                                  --------       --------     --------
                                                   192,769        379,738      407,185
  Eliminations                                         (35)        (3,295)         (45)
                                                  --------       --------     --------
  Consolidated                                    $192,734       $376,443     $407,140
                                                  ========       ========     ========
Net income:
  Farm Bureau Life Insurance Company              $ 22,535       $ 47,324     $ 63,574
  Western Life                                       6,400         14,717       11,904
                                                  --------       --------     --------
                                                    28,935         62,041       75,478
  Eliminations                                          73         (3,131)         (45)
                                                  --------       --------     --------
  Consolidated                                    $ 29,008       $ 58,910     $ 75,433
                                                  ========       ========     ========

Prior to the merger, the Company owned 3,013 shares of Western Life redeemable preferred stock with a carrying value of $0.6 million. All of Western Life's preferred stock was redeemed in conjunction with the merger. The elimination amounts noted in the table above represent dividend income from the Western Life preferred stock owned by the Company and differences in the realized gain and amortization of the deferred gain resulting from the dividend of the home office properties to our parent. See "Property and Equipment".

In addition to merging with Western Life, we also closed an administrative processing center during 1999. As a result of the closing of the service center, a leased property was vacated, 22 positions were

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) eliminated and moving costs were incurred. During 1999, we charged to expense costs totaling $1.2 million, $0.4 million of which remains accrued at December 31, 1999, for related severance benefits, lease costs and other costs primarily associated with the closing of the service center. The restructuring expenses are recorded in the underwriting, acquisition and insurance expense line of the 1999 consolidated statement of income.

INVESTMENTS

FIXED MATURITIES AND EQUITY SECURITIES

Fixed maturity securities, comprised of bonds and redeemable preferred stocks that we have a positive intent and ability to hold to maturity, are designated as "held for investment." Held for investment securities are reported at cost adjusted for amortization of premiums and discounts. Changes in the market value of these securities, except for declines that are other than temporary, are not reflected in our financial statements. Fixed maturity securities which may be sold are designated as "available for sale." Available for sale securities are reported at market value and unrealized gains and losses on these securities are included directly in stockholder's equity as a component of accumulated other comprehensive income or loss. The unrealized gains and losses included in accumulated other comprehensive income or loss are reduced by a provision for deferred income taxes and adjustments to deferred policy acquisition costs, value of insurance in force aquired and unearned revenue reserve that would have been required as a charge or credit to income had such amounts been realized. Premiums and discounts are amortized/accrued using methods which result in a constant yield over the securities' expected lives. Amortization/accrual of premiums and discounts on mortgage and asset-backed securities incorporates prepayment assumptions to estimate the securities' expected lives.

Equity securities, comprised of common and non-redeemable preferred stocks, are reported at market value. The change in unrealized appreciation and depreciation of equity securities is included directly in stockholder's equity, net of any related deferred income taxes, as a component of accumulated other comprehensive income or loss.

MORTGAGE LOANS ON REAL ESTATE

Mortgage loans on real estate are reported at cost adjusted for amortization of premiums and accrual of discounts. If we determine that the value of any mortgage loan is impaired (i.e., when it is probable we will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to its fair value, which may be based upon the present value of expected future cash flows from the loan (discounted at the loan's effective interest rate), or the fair value of the underlying collateral. The carrying value of impaired loans is reduced by the establishment of a valuation allowance, changes to which are recognized as realized gains or losses on investments. Interest income on impaired loans is recorded on a cash basis.

INVESTMENT REAL ESTATE

Investment real estate is reported at cost less allowances for depreciation. Real estate acquired through foreclosure, which is included with investment real estate in our consolidated balance sheets, is recorded at the lower of cost (which includes the balance of the mortgage loan, any accrued interest and any costs incurred to obtain title to the property) or fair value as determined at or before the foreclosure date. The carrying value of these assets is subject to regular review. If the fair value, less estimated sales costs, of real estate owned decreases to an amount lower than its carrying value, a valuation allowance is established for the difference. This valuation allowance can be reduced or eliminated should the fair value of the property increase. Changes in this valuation allowance are recognized as realized gains or losses on investments. No allowance was recorded at December 31, 1999 or December 31, 1998.

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
OTHER INVESTMENTS

Policy loans are reported at unpaid principal balance. Short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts.

Other long-term investments include certain nontraditional investments and securities held by a subsidiary engaged in the venture capital investment company industry. Nontraditional investments include a debt-related instrument and investment deposits which are reported at cost. In accordance with accounting practices for the investment company industry, marketable securities held by a subsidiary in this industry are valued at market value if readily marketable or at fair value, as determined by the Board of Directors of the subsidiary, if not readily marketable. The resulting difference between cost and market is included in the statements of income as net investment income. Realized gains and losses are also reported as a component of net investment income.

Securities and indebtedness of related parties include investments in partnerships and corporations over which we may exercise significant influence. Such investments are accounted for using the equity method. Changes in the value of our investment in equity investees attributable to capital transactions of the investee, such as an additional offering of stock, are recorded directly to stockholder's equity. Securities and indebtedness of related parties also includes advances and loans to the partnerships and corporations which are principally reported at cost.

REALIZED GAINS AND LOSSES ON INVESTMENTS

The carrying values of all our investments are reviewed on an ongoing basis for credit deterioration, and if this review indicates a decline in market value that is other than temporary, the carrying value in the investment is reduced to its estimated realizable value (the sum of the estimated nondiscounted cash flows for securities or fair value for mortgage loans on real estate) and a specific writedown is taken. Such reductions in carrying value are recognized as realized losses on investments. Realized gains and losses on sales are determined on the basis of specific identification of investments. If we expect that an issuer of a security will modify its payment pattern from contractual terms but no writedown is required, future investment income is recognized at the rate implicit in the calculation of net realizable value under the expected payment pattern.

MARKET VALUES

Market values of fixed maturity securities are reported based on quoted market prices, where available. Market values of fixed maturity securities not actively traded in a liquid market are estimated using a matrix calculation assuming a spread (based on interest rates and a risk assessment of the bonds) over U.S. Treasury bonds. Market values of redeemable preferred stocks and equity securities are based on the latest quoted market prices, or for those not readily marketable, generally at values which are representative of the market values of comparable issues.

CASH AND CASH EQUIVALENTS

For purposes of our consolidated statements of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF INSURANCE IN FORCE ACQUIRED

To the extent recoverable from future policy revenues and gross profits, certain costs of acquiring new insurance business, principally commissions and other expenses related to the production of new business, have been deferred. The value of insurance in force acquired represents the cost assigned to insurance contracts when an insurance company is acquired. The initial value is determined by an actuarial study using expected future gross profits as a measurement of the net present value of the insurance acquired. Interest accrues on the unamortized balance at a weighted average rate of 5.72%.

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
For participating traditional life insurance and interest sensitive products (principally universal life insurance policies and annuity contracts), these costs are being amortized generally in proportion to expected gross profits (after dividends to policyholders, if applicable) from surrender charges and investment, mortality, and expense margins. That amortization is adjusted retrospectively when estimates of current or future gross profits/margins (including the impact of investment gains and losses) to be realized from a group of products are revised. For nonparticipating traditional life and accident and health insurance products, these costs are amortized over the premium paying period of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Such anticipated premium revenues are estimated using the same assumptions used for computing liabilities for future policy benefits.

PROPERTY AND EQUIPMENT

Property and equipment, comprised primarily of furniture, equipment and capitalized software costs, are reported at cost less allowances for depreciation and amortization. Depreciation and amortization expense are computed primarily using the straight-line method over the estimated useful lives of the assets. Depreciation and amortization expense was $1.9 million in 1999, $1.8 million in 1998 and $2.4 million in 1997.

On March 30, 1998, we transferred our home office properties to our parent in the form of a dividend. The fair value of the properties, which served as the basis for the transaction, was $45.7 million and the book value was $24.7 million. We are leasing a portion of the properties back from our parent under a sublease arrangement. Of the $21.0 million gain on the transaction, $5.1 million was recognized in the 1998 statement of income and the remainder is being amortized over the term of the operating lease. The unamortized balance was $14.0 million at December 31, 1999 and $15.0 million at December 31, 1998.

In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP, which was adopted prospectively as of January 1, 1999, requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. Prior to the adoption of SOP 98-1, we capitalized external software development costs and charged internal costs, primarily payroll and related items, to expense as they were incurred. Pursuant to the SOP, these internal costs are now capitalized. The effect of adopting the SOP was to increase net income for the year ended December 31, 1999 by $0.2 million.

GOODWILL

Goodwill represents the excess of the fair value of assets exchanged over the net assets acquired. Goodwill is generally being amortized on a straight-line basis over a period of 20 years. The carrying value of goodwill is regularly reviewed for indicators of impairment in value, which in the view of management are other than temporary. If facts and circumstances suggest that goodwill is impaired, we assess the fair value of the underlying business and reduce goodwill to an amount that results in the book value of the underlying business approximating fair value. We have not recorded any such writedowns during 1999, 1998 or 1997.

FUTURE POLICY BENEFITS

The liability for future policy benefits for participating traditional life insurance is based on net level premium reserves, including assumptions as to interest, mortality, and other assumptions underlying the guaranteed policy cash values. Reserve interest assumptions are level and range from 2.5% to 6.0%. The average rate of assumed investment yields used in estimating gross margins was 7.83% in 1999, 8.03% in 1998 and 8.15% in 1997. Accrued dividends for participating business are established for anticipated amounts earned to date for the period through the policy's next anniversary and are provided for as a

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) separate liability. The declaration of future dividends for participating business is at the discretion of the Board of Directors. Participating business accounted for 40% of receipts from policyholders during the year ended
December 31, 1999 and represented 17% of life insurance inforce at December 31, 1999. Participating business accounted for 41% of receipts from policyholders during the year ended December 31, 1998 and represented 18% of life insurance inforce at December 31, 1998.

The liabilities for future policy benefits for accident and health insurance are computed using a net level (or an equivalent) method, including assumptions as to morbidity, mortality and interest and to include provisions for possible unfavorable deviations. Policy benefit claims are charged to expense in the period that the claims are incurred.

Future policy benefit reserves for interest sensitive products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

Interest crediting rates for interest sensitive products ranged from 4.00% to 6.25% in 1999, 4.00% to 6.50% in 1998 and 4.00% to 7.00% in 1997.

The unearned revenue reserve reflects the unamortized balance of the excess of first year administration charges over renewal period administration charges (policy initiation fees) on interest sensitive products. These excess charges have been deferred and are being recognized in income over the period benefited using the same assumptions and factors used to amortize deferred policy acquisition costs.

GUARANTY FUND ASSESSMENTS

From time to time, assessments are levied on us and our insurance subsidiaries by guaranty associations in most states in which the companies are licensed. These assessments, which are accrued for, are to cover losses of policyholders of insolvent or rehabilitated companies. In some states, these assessments can be partially recovered through a reduction in future premium taxes.

We had undiscounted reserves of $1.3 million at December 31, 1999 and 1998 to cover estimated future assessments on known insolvencies. We had assets totaling $2.8 million at December 31, 1999 and $3.1 million at December 31, 1998 representing estimated premium tax offsets on paid and future assessments. Expenses (credits) incurred for guaranty fund assessments, net of related premium tax offsets, totaled ($0.1) million in 1999, ($1.2) million in 1998 and $1.9 million (including $1.6 million related to the adoption of an accounting standard requiring the accrual of assessments) in 1997. It is anticipated that estimated future guaranty fund assessments on known insolvencies will be paid during the two year period ended December 31, 2001 and substantially all the related future premium tax offsets will be realized during the six year period ended December 31, 2005. We believe the reserve for guaranty fund assessments is sufficient to provide for future assessments based upon known insolvencies and projected premium levels.

DEFERRED INCOME TAXES

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

SEPARATE ACCOUNTS

The separate account assets and liabilities reported in our accompanying consolidated balance sheets represent funds that are separately administered, principally for the benefit of certain policyholders who bear the underlying investment risk. The separate account assets and liabilities are carried at fair value.

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenues and expenses related to the separate account assets and liabilities, to the extent of benefits paid or provided to the separate account policyholders, are excluded from the amounts reported in the accompanying consolidated statements of income.

RECOGNITION OF PREMIUM REVENUES AND COSTS

Revenues for interest sensitive and variable products consist of policy charges for the cost of insurance, administration charges, amortization of policy initiation fees and surrender charges assessed against policyholder account balances. Expenses related to these products include interest credited to policyholder account balances and benefit claims incurred in excess of policyholder account balances.

Traditional life insurance premiums are recognized as revenues over the premium-paying period. Future policy benefits and policy acquisition costs are recognized as expenses over the life of the policy by means of the provision for future policy benefits and amortization of deferred policy acquisition costs.

All insurance-related revenues, benefits and expenses are reported net of reinsurance ceded.

REINSURANCE

We use reinsurance to manage certain risks associated with our insurance operations. These reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential risks arising from large losses and provide additional capacity for growth.

Our life insurance operations cede reinsurance to various reinsurers. The cost of reinsurance is generally amortized over the contract periods of the reinsurance agreements.

OTHER INCOME AND OTHER EXPENSES

Other income and other expenses include certain revenue and expenses generated by us and our insurance and non-insurance subsidiaries. During 1999, 1998 and 1997 revenues of our insurance companies included as other income aggregated $0.6 million in 1999, $1.4 million in 1998 and $4.0 million in 1997.

COMPREHENSIVE INCOME (LOSS)

Unrealized gains and losses on our available for-sale securities are included in other comprehensive income (loss) in stockholder's equity. Other comprehensive income (loss) excludes net investment gains (losses) included in net income which merely represent transfers from unrealized to realized gains and losses. These amounts totaled $0.3 million in 1999, ($0.9) million in 1998 and $26.5 million in 1997. These amounts, which have been measured through the date of sale, are net of income taxes and adjustments to deferred policy acquisition costs, value of insurance inforce acquired and unearned revenue reserve totaling $0.2 million in 1999, $0.5 million in 1998 and ($15.3) million in 1997.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. For example, significant estimates and assumptions are utilized in the calculation of deferred policy acquisition costs, policyholder liabilities and accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the consolidated financial statements.

PENDING ACCOUNTING CHANGE

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (Statement) No. 133, "Accounting for Derivative Instruments and Hedging Activities."

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Statement No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Accounting for gains or losses resulting from changes in the values of those derivatives is dependent on the use of the derivative and whether it qualifies for hedge accounting. Statement No. 133 also allows companies to transfer securities classified as held for investment to either the available-for-sale or trading categories in connection with the adoption of the new standard. The Statement's effective date for the Company has been extended to the fiscal year beginning January 1, 2001, with earlier adoption encouraged. Because of our minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on our earnings or financial position.

2.  INVESTMENT OPERATIONS

FIXED MATURITIES AND EQUITY SECURITIES

The following tables contain amortized cost and market value information on fixed maturities and equity securities:

                                                   HELD FOR INVESTMENT
                                   ---------------------------------------------------
                                                  GROSS        GROSS
                                   AMORTIZED    UNREALIZED   UNREALIZED    ESTIMATED
                                      COST        GAINS        LOSSES     MARKET VALUE
                                   ---------------------------------------------------
                                                 (DOLLARS IN THOUSANDS)
DECEMBER 31, 1999
Fixed
  maturities--mortgaged-backed
  securities                       $  339,362    $  3,695    $   (5,263)   $  337,794
                                   ===================================================

                                                   AVAILABLE FOR SALE
                                   ---------------------------------------------------
                                                  GROSS        GROSS
                                   AMORTIZED    UNREALIZED   UNREALIZED    ESTIMATED
                                      COST        GAINS        LOSSES     MARKET VALUE
                                   ---------------------------------------------------
                                                 (DOLLARS IN THOUSANDS)
DECEMBER 31, 1999
Bonds:
  United States Government and
    agencies                       $   71,490    $     90    $   (1,831)   $   69,749
  State, municipal and other
    governments                        46,395          51        (2,411)       44,035
  Public utilities                    118,099       1,545        (3,822)      115,822
  Corporate securities              1,060,643      14,796       (60,710)    1,014,729
  Mortgage and asset-backed
    securities                        722,779       3,110       (22,485)      703,404
Redeemable preferred stocks            44,154         365        (4,033)       40,486
                                   ---------------------------------------------------
Total fixed maturities             $2,063,560    $ 19,957    $  (95,292)   $1,988,225
                                   ===================================================
Equity securities                  $   38,147    $  3,572    $   (6,374)   $   35,345
                                   ===================================================

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  INVESTMENT OPERATIONS (CONTINUED)

                                                   HELD FOR INVESTMENT
                                   ---------------------------------------------------
                                                  GROSS        GROSS
                                   AMORTIZED    UNREALIZED   UNREALIZED    ESTIMATED
                                      COST        GAINS        LOSSES     MARKET VALUE
                                   ---------------------------------------------------
                                                 (DOLLARS IN THOUSANDS)
DECEMBER 31, 1998
Bonds:
  Corporate securities             $    5,008    $    542    $       (8)   $    5,542
  Mortgage-backed securities          487,280      24,690          (783)      511,187
                                   ---------------------------------------------------
Total fixed maturities             $  492,288    $ 25,232    $     (791)   $  516,729
                                   ===================================================

                                                   AVAILABLE FOR SALE
                                   ---------------------------------------------------
                                                  GROSS        GROSS
                                   AMORTIZED    UNREALIZED   UNREALIZED    ESTIMATED
                                      COST        GAINS        LOSSES     MARKET VALUE
                                   ---------------------------------------------------
                                                 (DOLLARS IN THOUSANDS)
DECEMBER 31, 1998
Bonds:
  United States Government and
    agencies                       $   81,674    $  5,375    $       (4)   $   87,045
  State, municipal and other
    governments                        61,194       2,516          (101)       63,609
  Public utilities                    137,640       9,626          (536)      146,730
  Corporate securities                970,998      64,729       (16,985)    1,018,742
  Mortgage and asset-backed
    securities                        592,115      24,526        (1,129)      615,512
  Redeemable preferred stocks          30,549         741        (1,575)       29,715
                                   ---------------------------------------------------
Total fixed maturities             $1,874,170    $107,513    $  (20,330)   $1,961,353
                                   ===================================================
Equity securities                  $   39,589    $    748    $   (5,050)   $   35,287
                                   ===================================================

Short-term investments have been excluded from the above schedules as amortized cost approximates market value for these securities.

The carrying value and estimated market value of our portfolio of fixed maturity securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities will differ from

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  INVESTMENT OPERATIONS (CONTINUED)
contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                     HELD FOR INVESTMENT         AVAILABLE FOR SALE
                                   ------------------------   -------------------------
                                   AMORTIZED    ESTIMATED     AMORTIZED     ESTIMATED
                                     COST      MARKET VALUE      COST      MARKET VALUE
                                   ----------------------------------------------------
                                                  (DOLLARS IN THOUSANDS)
Due in one year or less            $     --      $     --     $   17,936    $   17,999
Due after one year through five
  years                                  --            --        209,871       205,294
Due after five years through ten
  years                                  --            --        407,018       388,336
Due after ten years                      --            --        661,802       632,706
                                   ----------------------------------------------------
                                         --            --      1,296,627     1,244,335
Mortgage and asset-backed
  securities                        339,362       337,794        722,779       703,404
Redeemable preferred stocks              --            --         44,154        40,486
                                   ----------------------------------------------------
                                   $339,362      $337,794     $2,063,560    $1,988,225
                                   ====================================================

Net unrealized investment gains (losses) on equity securities and fixed maturity securities classified as available for sale were comprised of the following:

                                                                  DECEMBER 31,
                                                             -----------------------
                                                                1999         1998
                                                             -----------------------
                                                             (DOLLARS IN THOUSANDS)
Unrealized appreciation (depreciation) on fixed maturity
  and equity securities available for sale                    $(78,137)    $ 82,881
Adjustments for assumed changes in amortization pattern of:
  Deferred policy acquisition costs                              5,577       (5,264)
  Value of insurance in force acquired                           1,040       (1,306)
  Unearned revenue reserve                                        (554)         585
Provision for deferred income taxes                             25,226      (26,914)
                                                             -----------------------
                                                               (46,848)      49,982
Proportionate share of net unrealized investment gains
  (losses) of equity investees                                  (3,034)          68
                                                             -----------------------
Net unrealized investment gains (losses)                      $(49,882)    $ 50,050
                                                             =======================

The change in net unrealized investment gains/losses are recorded net of deferred income taxes and other adjustments for assumed changes in the amortization pattern of deferred policy acquisition costs, value of insurance in force acquired and unearned revenue reserve totaling ($64.2) million in 1999, $1.2 million in 1998 and $16.6 million in 1997.

MORTGAGE LOANS ON REAL ESTATE

Our mortgage loan portfolio consists principally of commercial mortgage loans. Our lending policies require that the loans be collateralized by the value of the related property, establish limits on the amount that can be loaned to one borrower and require diversification by geographic location and collateral type.

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  INVESTMENT OPERATIONS (CONTINUED)
We have provided an allowance for possible losses against our mortgage loan portfolio. An analysis of this allowance, which consists of specific and general reserves, is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
                                                           1999          1998          1997
                                                         ------------------------------------
                                                                (DOLLARS IN THOUSANDS)
Balance at beginning of year                               $871          $812         $1,128
  Realized losses                                            --            59             --
  Uncollectible amounts written off, net of recoveries      (65)           --           (316)
                                                         ------------------------------------
Balance at end of year                                     $806          $871         $  812
                                                         ====================================

We did not have any impaired loans (those loans in which we do not believe we will collect all amounts due according to the contractual terms of the respective loan agreements) at December 31, 1999. We had impaired loans with a carrying value of $1.0 million and a corresponding valuation allowance of $0.4 million at December 31, 1998.

NET INVESTMENT INCOME

Components of net investment income are as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                  ------------------------------
                                                    1999       1998       1997
                                                  ------------------------------
                                                      (DOLLARS IN THOUSANDS)
Fixed maturities:
  Held for investment                             $ 32,431   $ 49,176   $ 53,332
  Available for sale                               154,255    136,912    126,366
Equity securities                                    2,145      2,116      1,283
Mortgage loans on real estate                       23,989     25,895     26,160
Investment real estate                               5,098      5,822      4,902
Policy loans                                         7,644      7,642      7,587
Other long-term investments                              2         63      2,920
Short-term investments                               2,930      3,353      3,976
Other                                                6,696      8,196      4,522
                                                  ------------------------------
                                                   235,190    239,175    231,048
Less investment expenses                           (10,150)   (10,681)   (10,716)
                                                  ------------------------------
Net investment income                             $225,040   $228,494   $220,332
                                                  ==============================

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  INVESTMENT OPERATIONS (CONTINUED)
REALIZED AND UNREALIZED GAINS AND LOSSES

Realized gains (losses) and the change in unrealized appreciation/depreciation on investments, excluding amounts attributed to investments held by a subsidiary engaged in the investment company industry, are summarized below:

                                                               YEAR ENDED DECEMBER 31,
                                                           -------------------------------
                                                             1999        1998       1997
                                                           -------------------------------
                                                               (DOLLARS IN THOUSANDS)
REALIZED
Fixed maturities--available for sale                       $  (2,163)  $   318    $  4,295
Equity securities                                              2,307    (1,712)     37,468
Mortgage loans on real estate                                     --       (59)         --
Investment real estate                                          (221)      381         (28)
Other long-term investments                                   (1,345)       --        (300)
Securities and indebtedness of related parties                  (582)     (331)       (487)
Notes receivable and other                                        28    (3,475)         --
                                                           -------------------------------
Realized gains (losses) on investments                     $  (1,976)  $(4,878)   $ 40,948
                                                           ===============================
UNREALIZED
Fixed maturities:
  Held for investment                                      $ (26,009)  $   724    $  8,900
  Available for sale                                        (162,518)    5,555      51,460
Equity securities                                              1,500    (1,538)    (14,957)
                                                           -------------------------------
Change in unrealized appreciation/depreciation of
  investments                                              $(187,027)  $ 4,741    $ 45,403
                                                           ===============================

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  INVESTMENT OPERATIONS (CONTINUED)
An analysis of sales, maturities and principal repayments of our fixed maturities portfolio is as follows:

                                                                GROSS      GROSS
                                                   AMORTIZED   REALIZED   REALIZED
                                                     COST       GAINS      LOSSES    PROCEEDS
                                                   ------------------------------------------
                                                             (DOLLARS IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1999
Scheduled principal repayments and calls:
  Available for sale                               $150,696     $   --    $    --    $150,696
  Held for investment                               154,700         --         --     154,700
Sales--available for sale                            70,789      3,904       (859)     73,834
                                                   ------------------------------------------
    Total                                          $376,185     $3,904    $  (859)   $379,230
                                                   ==========================================

YEAR ENDED DECEMBER 31, 1998
Scheduled principal repayments and calls:
  Available for sale                               $213,082     $  170    $  (291)   $212,961
  Held for investment                               151,298         --         --     151,298
Sales--available for sale                            85,586      5,965     (2,742)     88,809
                                                   ------------------------------------------
    Total                                          $449,966     $6,135    $(3,033)   $453,068
                                                   ==========================================

YEAR ENDED DECEMBER 31, 1997
Scheduled principal repayments and calls:
  Available for sale                               $180,556     $   42    $    --    $180,598
  Held for investment                                49,961         --         --      49,961
Sales--available for sale                           108,399      6,452     (2,199)    112,652
                                                   ------------------------------------------
    Total                                          $338,916     $6,494    $(2,199)   $343,211
                                                   ==========================================

Realized losses on fixed maturities totaling $5.2 million in 1999 and $2.8 million in 1998 were incurred as a result of writedowns for other than temporary impairment of fixed maturity securities. No such writedowns were recorded during 1997.

Income taxes (credits) include a provision of ($0.7) million in 1999, ($1.7) million in 1998 and $14.3 million in 1997 for the tax effect of realized gains and losses on investments.

OTHER

At December 31, 1999, affidavits of deposits covering investments with a carrying value totaling $2,605.0 million were on deposit with state agencies to meet regulatory requirements.

At December 31, 1999, the Company had committed to provide additional funding for mortgage loans on real estate aggregating $15.8 million. These commitments arose in the normal course of business at terms that are comparable to similar investments.

The carrying value of investments which have been non-income producing for the twelve months preceding December 31, 1999 include other long-term investments totaling $5.1 million.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States Government) exceeded ten percent of stockholder's equity at December 31, 1999.

In December 1997, we acquired a 35% interest in an unaffiliated life insurance company, American Equity Investment Life Holding Company (American Equity), for $25.0 million. The excess (approximately $5.9 million) of the carrying amount of the investment, which is classified as securities and indebtedness of

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  INVESTMENT OPERATIONS (CONTINUED)
related parties on the consolidated balance sheets, over the amount of underlying equity in net assets on the acquisition date is attributable to goodwill. This goodwill is being amortized over a 20 year period. The investment is being accounted for using the equity method. American Equity underwrites and markets life insurance and annuity products throughout the United States. In addition, during 1999 we invested an additional $2.3 million in preferred stock issued by a subsidiary of American Equity. Summarized financial information for American Equity is as follows:

                                               AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                              ------------------------------------------
                                                  1999           1998           1997
                                              ------------   ------------   ------------
                                                        (DOLLARS IN THOUSANDS)
Total investments                              $1,477,590     $  634,153     $  212,285
Total assets                                    1,689,868        683,012        229,418
Long-term debt                                     20,600         10,000         10,000
Total liabilities                               1,534,842        616,881        174,992
Minority interest                                  98,460             --             --
Total revenues                                     82,875         37,954         15,455
Income (loss) from continuing operations            3,221            244         (3,369)
Net income (loss)                                   3,221            244         (3,369)
Percentage ownership                                 33.2%          34.1%          35.3%

Also in December 1997, we acquired all of the common stock of EquiTrust Life Insurance Company for $9.7 million. EquiTrust Life Insurance Company is a life insurance company licensed in 42 states. Goodwill totaling $1.5 million was recorded in connection with the acquisition and is being amortized over 20 years.

3.  FAIR VALUES OF FINANCIAL INSTRUMENTS
Statement No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 also excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements and allows companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented herein are limited by each of these factors and do not purport to represent our underlying value.

We used the following methods and assumptions in estimating our fair value disclosures for financial instruments.

FIXED MATURITY SECURITIES: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using a matrix calculation assuming a spread (based on interest rates and a risk assessment of the bonds) over U. S. Treasury bonds.

EQUITY SECURITIES: The fair values for equity securities are based on quoted market prices, where available. For equity securities that are not actively traded, estimated fair values are based on values of comparable issues.

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.  FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
MORTGAGE LOANS ON REAL ESTATE AND POLICY LOANS: Fair values are estimated by discounting expected cash flows using interest rates currently being offered for similar loans.

OTHER LONG-TERM INVESTMENTS: The fair values for nontraditional debt instruments and investment deposits are estimated by discounting expected cash flows using interest rates currently being offered for similar investments.

CASH AND SHORT-TERM INVESTMENTS: The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair values.

SECURITIES AND INDEBTEDNESS OF RELATED PARTIES: Fair values for loans and advances are estimated by discounting expected cash flows using interest rates currently being offered for similar investments. As allowed by Statement No. 107, fair values are not assigned to investments accounted for using the equity method.

ASSETS AND LIABILITIES OF SEPARATE ACCOUNTS: Separate account assets and liabilities are reported at estimated fair value in the Company's consolidated balance sheets.

FUTURE POLICY BENEFITS AND OTHER POLICYHOLDERS' FUNDS: Fair values of our liabilities under contracts not involving significant mortality or morbidity risks (principally deferred annuities, deposit administration funds and supplementary contracts) are stated at cash surrender value, the cost we would incur to extinguish the liability. We are not required to estimate the fair value of our liabilities under other insurance contracts.

LONG-TERM DEBT: The fair values for long-term debt are estimated using discounted cash flow analysis based on our current incremental borrowing rate for similar types of borrowing arrangements.

REDEEMABLE PREFERRED STOCK: The carrying amount reported in the consolidated balance sheet, which equals redemption value, approximates fair value.

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.  FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
The following sets forth a comparison of the fair values and carrying values of our financial instruments subject to the provisions of Statement No. 107:

                                                                    DECEMBER 31,
                                                  -------------------------------------------------
                                                           1999                      1998
                                                  -----------------------   -----------------------
                                                   CARRYING       FAIR       CARRYING       FAIR
                                                    VALUE        VALUE        VALUE        VALUE
                                                  -------------------------------------------------
                                                               (DOLLARS IN THOUSANDS)
ASSETS
Fixed maturities:
  Held for investment                             $  339,362   $  337,794   $  492,288   $  516,729
  Available for sale                               1,988,225    1,988,225    1,961,353    1,961,353
Equity securities                                     35,345       35,345       35,287       35,287
Mortgage loans on real estate                        314,523      301,309      299,372      311,012
Policy loans                                         123,717      135,888      123,328      144,264
Other long-term investments                            4,822        5,111        6,236        6,636
Cash and short-term investments                       83,990       83,990       80,451       80,451
Securities and indebtedness of related parties         4,179        4,278        4,812        5,288
Assets held in separate accounts                     256,028      256,028      190,111      190,111

LIABILITIES
Future policy benefits                            $1,024,285   $1,006,155   $1,020,080   $  996,428
Other policyholders' funds                           243,076      243,076      230,945      230,945
Long-term debt                                        40,000       40,000           71           75
Liabilities related to separate accounts             256,028      256,028      190,111      190,111
Redeemable preferred stock                                --           --        4,503        4,503

4.  REINSURANCE AND POLICY PROVISIONS
In the normal course of business, we seek to limit our exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers. Our reinsurance coverage for life insurance varies according to the age and risk classification of the insured with retention limits ranging up to $1.1 million of coverage per individual life. We do not use financial or surplus relief reinsurance. Life insurance in force ceded on a consolidated basis totaled $1,826.3 million (8.7% of total life insurance in force) at December 31, 1999 and $1,298.7 million (6.6% of total life insurance in force) at December 31, 1998.

Reinsurance contracts do not relieve the Company of its obligations to policyholders. To the extent that reinsuring companies are later unable to meet obligations under reinsurance agreements, we would be liable for these obligations, and payment of these obligations could result in losses. To limit the possibility of such losses, we evaluate the financial condition of our reinsurers and monitor concentrations of credit risk. No allowance for uncollectible amounts has been established against our asset for reinsurance recoverable since none of our receivables are deemed to be uncollectible.

In addition to the cession of risks in excess of specific retention limits, we also have reinsurance agreements with five variable alliance partners to cede a specified percentage of risks associated with variable universal life and variable annuity contracts. Under these agreements, we pay the alliance partners their reinsurance percentage of charges and deductions collected on the reinsured polices. The alliance partners in return pay us their reinsurance percentage of benefits in excess of related account balances. In addition, the alliance partners pay us an expense allowance for certain new business, development and maintenance costs on the reinsured contracts.

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.  REINSURANCE AND POLICY PROVISIONS (CONTINUED)
In total, including amounts applicable to traditional products, insurance premiums and product charges have been reduced by $5.3 million in 1999, $5.9 million in 1998 and $6.0 million in 1997 and insurance benefits have been reduced by $2.4 million in 1999, $2.2 million in 1998 and $6.6 million in 1997 as a result of cession agreements.

Prior to 1998, the amount of reinsurance assumed was not significant. In December 1998, we assumed a block of ordinary annuity policies with reserves totaling $22.0 million. In addition, beginning in 1998, we began assuming variable annuity business from American Equity through a modified coinsurance arrangement. Product charges from this business were not significant during 1999 or 1998.

Unpaid claims on accident and health policies (entirely disability income products) include amounts for losses and related adjustment expense and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors. The activity in the liability for unpaid claims and related adjustment expense, net of reinsurance, is summarized as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               1999       1998       1997
                                                             ------------------------------
                                                                 (DOLLARS IN THOUSANDS)
Unpaid claims liability, net of related reinsurance, at
  beginning of year                                          $20,706    $21,199    $14,801
Add:
  Provision for claims occurring in the current year           6,630      5,520      8,289
  Increase (decrease) in estimated expense for claims
    occurring in the prior years                              (1,417)      (519)     3,038
                                                             ------------------------------
Incurred claim expense during the current year                 5,213      5,001     11,327
Deduct expense payments for claims occurring during:
  Current year                                                 2,274      2,200      2,010
  Prior years                                                  3,212      3,294      2,919
                                                             ------------------------------
                                                               5,486      5,494      4,929
                                                             ------------------------------
Unpaid claims liability, net of related reinsurance, at end
  of year                                                     20,433     20,706     21,199
Active life reserve                                           19,705     17,632     16,924
                                                             ------------------------------
Net accident and health reserves                              40,138     38,338     38,123
Reinsurance ceded                                                853        612      2,940
                                                             ------------------------------
Gross accident and health reserves                           $40,991    $38,950    $41,063
                                                             ==============================

We develop reserves for unpaid claims by using industry mortality and morbidity data. One year development on prior year reserves represents our experience being more or less favorable than that of the industry. Over time, we expect our experience with respect to disability income business to be comparable to that of the industry. A certain level of volatility in development is inherent in these reserves since the underlying block of business is relatively small.

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.  REINSURANCE AND POLICY PROVISIONS (CONTINUED)
An analysis of the value of insurance in force acquired is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               1999       1998       1997
                                                             ------------------------------
                                                                 (DOLLARS IN THOUSANDS)
Excluding impact of net unrealized investment gains and
  losses:
  Balance at beginning of year                               $15,839    $17,105    $18,824
  Accretion of interest during the year                          877        973      1,062
  Amortization of asset                                       (1,862)    (2,239)    (2,781)
                                                             ------------------------------
Balance prior to impact of net unrealized investment gains
  and losses                                                  14,854     15,839     17,105
Impact of net unrealized investment gains and losses           1,040     (1,306)    (1,061)
                                                             ------------------------------
Balance at end of year                                       $15,894    $14,533    $16,044
                                                             ==============================

Net amortization of the value of insurance in force acquired, based on expected future gross profits/ margins, for the next five years and thereafter is expected to be as follows: 2000--$1.1 million; 2001--$1.1 million; 2002--$1.0 million; 2003--$1.0 million; 2004--$0.9 million; and thereafter,through 2023--$9.8 million.

5.  INCOME TAXES
We file a consolidated federal income tax return with FBL Financial Group, Inc. and a majority of its subsidiaries. FBL Financial Group, Inc. and its direct and indirect subsidiaries included in the consolidated federal income tax return each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes.

Deferred income taxes have been established based upon the temporary differences between the financial statement and income tax bases of assets and liabilities. The reversal of the temporary differences will result in taxable or deductible amounts in future years when the related asset or liability is recovered or settled.

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.  INCOME TAXES (CONTINUED)
Income tax expenses (credits) are included in the consolidated financial statements as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                               1999       1998       1997
                                                             ------------------------------
                                                                 (DOLLARS IN THOUSANDS)
Taxes provided in consolidated statements of income on:
  Income before equity income:
    Current                                                  $ 23,990   $24,734    $45,372
    Deferred                                                    1,696     2,501     (7,262)
                                                             ------------------------------
                                                               25,686    27,235     38,110
  Equity income:
    Current                                                     2,010       575      1,048
    Deferred                                                      128        79         78
                                                             ------------------------------
                                                                2,138       654      1,126
Taxes provided in consolidated statement of changes in
  stockholder's equity:
  Change in net unrealized investment
    gains/losses--deferred                                    (53,810)    1,576     10,734
  Adjustment resulting from capital transaction of equity
    investee--deferred                                             --       (33)        --
                                                             ------------------------------
                                                              (53,810)    1,543     10,734
                                                             ------------------------------
                                                             $(25,986)  $29,432    $49,970
                                                             ==============================

The effective tax rate on income before income taxes and equity income is different from the prevailing federal income tax rate as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                            ------------------------------
                                                              1999       1998       1997
                                                            ------------------------------
                                                                (DOLLARS IN THOUSANDS)
Income before income taxes and equity income                $75,640    $84,887    $111,455
                                                            ==============================
Income tax at federal statutory rate (35%)                  $26,474    $29,710    $ 39,009
Tax effect (decrease) of:
  Gain on dividend of home office properties                   (369)    (2,061)         --
  Tax-exempt interest income                                   (226)      (280)       (335)
  Tax-exempt dividend income                                   (597)      (228)     (1,149)
  Other items                                                   404         94         585
                                                            ------------------------------
Income tax expense                                          $25,686    $27,235    $ 38,110
                                                            ==============================

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.  INCOME TAXES (CONTINUED)
The tax effect of temporary differences giving rise to our deferred income tax assets and liabilities is as follows:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              -----------------------
                                                              (DOLLARS IN THOUSANDS)
Deferred income tax liabilities:
  Fixed maturity and equity securities                         $     --     $ 34,581
  Deferred policy acquisition costs                              67,275       57,114
  Value of insurance in force acquired                            5,563        5,087
  Other                                                           9,982       12,382
                                                              -----------------------
                                                                 82,820      109,164

Deferred income tax assets:
  Fixed maturity and equity securities                          (22,327)          --
  Future policy benefits                                        (44,136)     (44,684)
  Accrued dividends                                              (3,851)      (4,045)
  Accrued pension costs                                          (9,469)     (10,037)
  Other                                                         (10,165)      (5,540)
                                                              -----------------------
                                                                (89,948)     (64,306)
                                                              -----------------------
Deferred income tax liability (asset)                          $ (7,128)    $ 44,858
                                                              =======================

Prior to 1984, a portion of our current income was not subject to current income taxation, but was accumulated, for tax purposes, in a memorandum account designated as "policyholders' surplus account." The aggregate accumulation in this account at December 31, 1999 was $11.9 million. Should the policyholders' surplus account exceed the limitation prescribed by federal income tax law, or should distributions be made by us to our stockholder in excess of $519.7 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes of $4.2 million have not been provided on amounts included in this memorandum account.

6.  CREDIT ARRANGEMENTS
We have a note payable to the Federal Home Loan Bank (FHLB) totaling $40.0 million at December 31, 1999. The note is due September 17, 2003, and interest on the note is charged at a variable rate equal to the London Interbank Offered Rate less 0.0475% (5.77% at December 31, 1999). Fixed maturity securities with a carrying value of $41.7 million are on deposit with the FHLB as collateral for the note. As an investor in the FHLB, we have the ability to borrow an additional $15.8 million from the FHLB at December 31, 1999. No debt was outstanding under this credit agreement as of December 31, 1998.

During 1999, FBL Financial Group, Inc. extended a line of credit to us in the amount of $75.0 million. Interest on any borrowings under this arrangement is charged at a rate equal to the prime rate of a national bank. No borrowings have been made on this line of credit.

7.  RETIREMENT AND COMPENSATION PLANS
We participate with several affiliates in various defined benefit plans covering substantially all of our employees. The benefits of these plans are based primarily on years of service and employees' compensation. Net periodic pension cost of the plans is allocated between participants generally on a basis of time incurred by the respective employees for each employer. Such allocations are reviewed annually. Pension expense aggregated $3.7 million in 1999, $4.4 million in 1998 and $5.3 million in 1997.

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7.  RETIREMENT AND COMPENSATION PLANS (CONTINUED)
We participate with several affiliates in a 401(k) defined contribution plan which covers substantially all employees. Beginning in 1998, we contribute FBL Financial Group, Inc. stock in amounts equal to 50 percent of an employee's contributions up to four percent of the annual salary contributed by the employees. Costs are allocated among the affiliates on a basis of time incurred by the respective employees for each employer. Related expense totaled $0.3 million in 1999 and $0.2 million in 1998.

We have established deferred compensation plans for certain key current and former employees and have certain other benefit plans which provide for retirement and other benefits. These plans have been accrued or funded as deemed appropriate by management.

Certain of the assets related to these plans are on deposit with the Company and amounts relating to these plans are included in our financial statements. In addition, certain amounts included in the policy liabilities for interest sensitive products relate to deposit administration funds maintained by the Company on behalf of affiliates offering substantially the same benefit programs as the Company.

In addition to benefits offered under the aforementioned benefit plans, we and several other affiliates sponsor a plan that provides group term life insurance benefits to retired full-time employees who have worked ten years and attained age 55 while in service. Postretirement benefit expense is allocated in a manner consistent with pension expense discussed above. Postretirement benefit expense aggregated $0.1 million for 1999 and 1998 and $0.2 million in 1997.

8.  STOCKHOLDER'S EQUITY

STATUTORY LIMITATIONS ON SUBSIDIARY DIVIDENDS

Our ability to pay dividends to our parent company is restricted because prior approval of the Iowa insurance commissioner is required for payment of dividends to the stockholder which exceed an annual limitation. During 2000, we could pay dividends to the parent company of approximately $40.6 million without prior approval of insurance regulatory authorities.

STATUTORY ACCOUNTING POLICIES

Our financial statements and the financial statements of our insurance subsidiaries included herein differ from related statutory-basis financial statements principally as follows: (a) the bond portfolio is segregated into held-for-investment (carried at amortized cost) and available-for-sale (carried at fair value) classifications rather than generally being carried at amortized cost; (b) acquisition costs of acquiring new business are deferred and amortized over the life of the policies rather than charged to operations as incurred; (c) future policy benefit reserves for participating traditional life insurance products are based on net level premium methods and guaranteed cash value assumptions which may differ from statutory reserves; (d) future policy benefit reserves on certain interest sensitive products are based on full account values, rather than discounting methodologies utilizing statutory interest rates; (e) deferred income taxes are provided for the difference between the financial statement and income tax bases of assets and liabilities; (f) net realized gains or losses attributed to changes in the level of market interest rates are recognized as gains or losses in the statements of income when the sale is completed rather than deferred and amortized over the remaining life of the fixed maturity security or mortgage loan; (g) declines in the estimated realizable value of investments are charged to the statements of income when such declines are judged to be other than temporary rather than through the establishment of a formula-determined statutory investment reserve (carried as a liability), changes in which are charged directly to surplus; (h) agents' balances and certain other assets designated as "non-admitted assets" for statutory purposes are reported as assets rather than being charged to surplus;
(i) revenues for interest sensitive and variable products consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed rather than premiums received; (j) pension income or expense is recognized in accordance with Statement No. 87, "Employers' Accounting for Pensions" rather

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.  STOCKHOLDER'S EQUITY (CONTINUED)
than in accordance with rules and regulations permitted by the Employee Retirement Income Security Act of 1974; (k) the financial statements of subsidiaries are consolidated with those of the Company; (l) redeemable preferred stock is classified as mezzanine financing rather than as a component of stockholder's equity; and (m) assets and liabilities are restated to fair values when a change in ownership occurs that is accounted for as a purchase, with provisions for goodwill and other intangible assets, rather than continuing to be presented at historical cost.

Our net income, as determined in accordance with statutory accounting practices, was $39.8 million in 1999, $52.1 million in 1998 and $85.2 million in 1997. Our statutory net gain from operations, which excludes realized gains and losses, totaled $40.6 million in 1999, $55.5 million in 1998 and $46.8 million in 1997. Our total statutory capital and surplus was $301.5 million at December 31, 1999 and $376.9 million at December 31, 1998.

Net income of our insurance subsidiaries, as determined in accordance with statutory accounting practices, was $0.6 million in 1999, $0.4 million in 1998 and $0.1 million in 1997. Total statutory capital and surplus for our insurance subsidiaries was $37.0 million at December 31, 1999 and $36.4 million at December 31, 1998.

9.  MANAGEMENT AND OTHER AGREEMENTS
We share certain office facilities and services with the Iowa Farm Bureau Federation, the majority owner of FBL Financial Group, Inc., and its affiliated companies. These expenses are allocated on the basis of cost and time studies that are updated annually and consist primarily of salaries and related expenses, travel and other operating costs.

We participate in a management agreement with FBL Financial Group, Inc., under which FBL Financial Group, Inc. provides general business, administration and management services. In addition, Farm Bureau Management Corporation, a wholly-owned subsidiary of the Iowa Farm Bureau Federation, provides certain management services to us under a separate arrangement. We incurred related expenses totaling $1.0 million in 1999 and 1998 and $0.8 million in 1997.

We have equipment and auto lease agreements with FBL Leasing Services, Inc., an indirect wholly-owned subsidiary of FBL Financial Group, Inc. We incurred expenses totaling $2.3 million during 1999, $2.0 million during 1998 and $2.3 million during 1997 under these agreements.

EquiTrust Investment Management Services, Inc., an indirect wholly-owned subsidiary of FBL Financial Group, Inc., provides investment advisory services for us. The related fees are based on the level of assets under management plus certain out-of-pocket expenses. We incurred expenses totaling $4.0 million during 1999 and 1998 and $4.8 million during 1997 relating to these services.

We have marketing agreements with the Farm Bureau property-casualty companies operating within our marketing territory, including Farm Bureau Mutual Insurance Company and other affiliates. Under the marketing agreements, the property-casualty companies are responsible for development and management of our agency force for a fee equal to a percentage of commissions on first year life insurance premiums and annuity deposits. We paid $5.0 million in 1999, $4.5 million in 1998 and $3.9 million in 1997 to the property-casualty companies under these arrangements.

We are licensed by the Iowa Farm Bureau Federation to use the "Farm Bureau" and "FB" designations in Iowa. In connection with this license, royalties of $0.9 million in 1999, $0.7 million in 1998 and $0.5 million in 1997 were paid to the Iowa Farm Bureau Federation. We have similar arrangements with Farm Bureau organizations in other states in its market territory. Total royalties paid to Farm Bureau organizations other than the Iowa Farm Bureau Federation were $1.0 million in 1999 and 1998, and $1.1 million in 1997.

                       FARM BUREAU LIFE INSURANCE COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.  MANAGEMENT AND OTHER AGREEMENTS (CONTINUED)
Beginning in 1998, we established administrative services agreements with American Equity under which we provide underwriting, claim processing, accounting, compliance and other administrative services relating to certain variable insurance products underwritten by them. Fee income from performing these services totaled $0.3 million during 1999 and $0.2 million in 1998.

10. COMMITMENTS AND CONTINGENCIES
In the normal course of business, we may be involved in litigation where amounts are alleged that are substantially in excess of contractual policy benefits or certain other agreements. At December 31, 1999, management is not aware of any claims for which a material loss is reasonably possible.

Our parent leases its home office properties under a 15-year operating lease. Our expected share of future remaining minimum lease payments under this lease as of December 31, 1999 are as follows: 2000--$1.5 million; 2001--$1.5 million; 2002--$1.5 million; 2003--$1.7 million; 2004--$1.7 million and thereafter, through 2013--$15.1 million. Rent expense for the lease totaled $1.8 million (net of $1.1 million in amortization of the deferred gain on the transfer of the home office properties) and $1.0 million in 1998 (net of $0.8 million in amortization of the deferred gain on the transfer of the home office properties) (see Note 1).

We have extended a line of credit in the amount of $0.5 million to Western Computer Services, Inc., an affiliate. Interest on this agreement is equal to the prime rate of a national bank and payable monthly. There was $0.3 million at December 31, 1999 and $0.4 million at December 31, 1998 outstanding on the line of credit.

We have also extended a line of credit in the amount of $40.0 million to FBL Leasing Services, Inc. Interest on this agreement is charged at a variable rate equal to the London Interbank Offered Rate plus 0.0025% (5.82% at December 31,
1999). There was $34.6 million outstanding on the line of credit at December 31, 1999 and $11.3 million at December 31, 1998. Interest income on the line of credit totaled $1.3 million during the year ended December 31, 1999.

In connection with an investment in a limited real estate partnership, we have agreed to pay any cash flow deficiencies of a medium-sized shopping center owned by the partnership through January 1, 2001. We recorded a reserve for expected future cash flow deficiencies totaling $0.4 million at December 31, 1999 and $0.3 million at December 31, 1998. At December 31, 1999, the limited partnership had a $5.3 million mortgage loan, secured by the shopping center, with Farm Bureau Mutual Insurance Company.

--------------------------------------------------------------------------------

APPENDIX A
--------------------------------------------------------------------------------

ILLUSTRATIONS OF DEATH BENEFITS AND ACCUMULATED VALUE
    The following tables illustrate how the death benefits, Accumulated Value and Surrender Values of a Policy may vary over an extended period of time at certain ages, assuming hypothetical gross rates of investment return for the Investment Options equivalent to constant gross annual rates of 0%, 4%, 8% and 12%. The hypothetical rates of investment return are for purposes of illustration only and should not be deemed a representation of past or future rates of investment return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors including the investment allocations made by a Policyowner. Also, values would be different from those shown if the gross annual investment returns averaged 0%, 4%, 8% and 12% over a period of years but fluctuated above and below those averages for individual Policy Years.


    The amounts shown are as of the end of each Policy Year. The tables assume that the assets in the Investment Options are subject to an annual expense ratio of 0.65% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the Investment Options available under the Policy for the last fiscal year and takes into account current expense reimbursement arrangements. The fees and expenses of each Investment Option vary, and in 1999 the total fees and expenses ranged from an annual rate of 0.28% to an annual rate of 1.05% of average daily net assets. For information on Investment Option expenses, see "SUMMARY AND DIAGRAM OF THE POLICY" and the prospectuses for the Investment Options.


    The tables reflect deduction of the premium expense charge, the monthly policy expense charges, the first-year monthly administrative charge, the first-year monthly expense charge, the daily charge for the Company's assumption of mortality and expense risks, and cost of insurance charges for the hypothetical Joint Insureds. The surrender values illustrated in the tables also reflect deduction of applicable surrender charges. The charges the Company may assess are reflected in separate tables on each of the following pages.


    Applying the current charges and the average Investment Option fees and expenses of 0.65% of average net assets, the gross annual rates of investment return of 0%, 4%, 8% and 12% would produce net annual rates of return of -1.55%, 2.45%, 6.45% and 10.45%, respectively. If any Investment Option's expense reimbursement arrangement was discontinued, the average Investment Option fees and expenses would be higher and the resulting net annual rates of return would be lower.


    The hypothetical values shown in the tables do not reflect any charges for federal income taxes against the Variable Account since the Company is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 4%, 8% or 12% by an amount sufficient to cover tax charges in order to produce the death benefits and Accumulated Value illustrated. (See "FEDERAL TAX MATTERS--Taxation of the Company.")

    The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Variable Account and if no Policy Loans have been made. The tables are also based on the assumptions that the Policyowner has not requested an increase or decrease in Specified Amount, and that no partial withdrawals or transfers have been made.

    For comparative purposes, the second column of each table shows the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest at 5% compounded annually.

                                      *  *  *


    Upon request, the Company will provide a comparable illustration based upon the proposed Joint Insureds' age, sex and premium class, the Specified Amount or premium requested, and the proposed frequency of premium payments.

         FLEXIBLE PREMIUM LAST SURVIVOR VARIABLE LIFE INSURANCE POLICY
                      JOINT EQUAL AGE 55 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
          INITIAL SPECIFIED AMOUNT $250,000--ANNUAL PREMIUM OF $2,165
                           NON-TOBACCO PREMIUM CLASS



                                             ASSUMING 0% HYPOTHETICAL GROSS RETURN,    ASSUMING 0% HYPOTHETICAL GROSS RETURN,
                                              GUARANTEED MAXIMUM COST OF INSURANCE    NON-GUARANTEED CURRENT COST OF INSURANCE
                                                 CHARGES, AND GUARANTEED MAXIMUM         CHARGES, AND NON-GUARANTEED CURRENT
                                                         EXPENSE CHARGES                           EXPENSE CHARGES
                                 PREMIUMS    ---------------------------------------  -----------------------------------------
            END OF              ACCUMULATED  END OF YEAR   END OF YEAR  END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR
            POLICY                 AT 5%     ACCUMULATED    SURRENDER      DEATH      ACCUMULATED     SURRENDER       DEATH
             YEAR                PER YEAR       VALUE         VALUE       BENEFIT        VALUE          VALUE        BENEFIT
------------------------------  -----------  ------------  -----------  ------------  ------------  -------------  ------------
      1                           $2,273       $  1,071      $    0       $251,071      $ 1,353        $     0       $251,353
      2                            4,660          2,677           0       252,677         3,090              0        253,090
      3                            7,166          4,222           0       254,222         4,787              0        254,787
      4                            9,798          5,696         176       255,696         6,440            920        256,440
      5                           12,561          7,093       2,270       257,093         8,046          3,224        258,046
      6                           15,462          8,400       4,305       258,400         9,602          5,507        259,602
      7                           18,509          9,603       6,263       259,603        11,102          7,762        261,102
      8                           21,708         10,683       8,128       260,683        12,541          9,986        262,541
      9                           25,066         11,616       9,876       261,616        13,914         12,174        263,914
    10                            28,593         12,374      11,487       262,374        15,212         14,324        265,212
    15                            49,053         12,386      12,386       262,386        20,129         20,129        270,129
    20                            75,167            806         806       250,806        20,346         20,346        270,346
    25                           108,496              *           *             *        10,650         10,650        260,650
    30                                 *              *           *             *             *              *              *
    35                                 *              *           *             *             *              *              *
    40                                 *              *           *             *             *              *              *
    45                                 *              *           *             *             *              *              *
    50                                 *              *           *             *             *              *              *
    55                                 *              *           *             *             *              *              *
    60                                 *              *           *             *             *              *              *
 Age 65                           28,593         12,374      11,487       262,374        15,212         14,324        265,212
 Age 70                           49,053         12,386      12,386       262,386        20,129         20,129        270,129
Age 115                                *              *           *             *             *              *              *


------------------------

(*) In the absence of an additional premium, the policy would lapse.



The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.



The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.



THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATE OF RETURN MAY BE MORE OR LESS THAN THAT SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AND THE ACTUAL INVESTMENT EXPERIENCE OF THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 0% SHOWN ABOVE CORRESPOND TO A NET ANNUAL RATE OF RETURN OF -1.55%. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

         FLEXIBLE PREMIUM LAST SURVIVOR VARIABLE LIFE INSURANCE POLICY
                      JOINT EQUAL AGE 55 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
          INITIAL SPECIFIED AMOUNT $250,000--ANNUAL PREMIUM OF $2,165
                           NON-TOBACCO PREMIUM CLASS



                                             ASSUMING 4% HYPOTHETICAL GROSS RETURN,    ASSUMING 4% HYPOTHETICAL GROSS RETURN,
                                              GUARANTEED MAXIMUM COST OF INSURANCE    NON-GUARANTEED CURRENT COST OF INSURANCE
                                                 CHARGES, AND GUARANTEED MAXIMUM         CHARGES, AND NON-GUARANTEED CURRENT
                                                         EXPENSE CHARGES                           EXPENSE CHARGES
                                 PREMIUMS    ---------------------------------------  -----------------------------------------
            END OF              ACCUMULATED  END OF YEAR   END OF YEAR  END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR
            POLICY                 AT 5%     ACCUMULATED    SURRENDER      DEATH      ACCUMULATED     SURRENDER       DEATH
             YEAR                PER YEAR       VALUE         VALUE       BENEFIT        VALUE          VALUE        BENEFIT
------------------------------  -----------  ------------  -----------  ------------  ------------  -------------  ------------
      1                           $2,273       $  1,131      $    0       $251,131      $ 1,420        $     0       $251,420
      2                            4,660          2,855           0       252,855         3,288              0        253,288
      3                            7,166          4,583           0       254,583         5,189              0        255,189
      4                            9,798          6,306         786       256,306         7,118          1,598        257,118
      5                           12,561          8,015       3,192       258,015         9,073          4,251        259,073
      6                           15,462          9,696       5,601       259,696        11,050          6,955        261,050
      7                           18,509         11,334       7,994       261,334        13,043          9,703        263,043
      8                           21,708         12,904      10,349       262,904        15,046         12,491        265,046
      9                           25,066         14,380      12,640       264,380        17,053         15,313        267,053
    10                            28,593         15,728      14,841       265,728        19,055         18,167        269,055
    15                            49,053         19,115      19,115       269,115        28,457         28,457        278,457
    20                            75,167         10,287      10,287       260,287        34,341         34,341        284,341
    25                           108,496              *           *             *        30,154         30,154        280,154
    30                           151,032              *           *             *         4,624          4,624        254,624
    35                                 *              *           *             *             *              *              *
    40                                 *              *           *             *             *              *              *
    45                                 *              *           *             *             *              *              *
    50                                 *              *           *             *             *              *              *
    55                                 *              *           *             *             *              *              *
    60                                 *              *           *             *             *              *              *
 Age 65                           28,593         15,728      14,841       265,728        19,055         18,167        269,055
 Age 70                           49,053         19,115      19,115       269,115        28,457         28,457        278,457
Age 115                                *              *           *             *             *              *              *


------------------------

(*) In the absence of an additional premium, the policy would lapse.



The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.



The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.



THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATE OF RETURN MAY BE MORE OR LESS THAN THAT SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AND THE ACTUAL INVESTMENT EXPERIENCE OF THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 4% SHOWN ABOVE CORRESPOND TO A NET ANNUAL RATE OF RETURN OF 2.45%. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

         FLEXIBLE PREMIUM LAST SURVIVOR VARIABLE LIFE INSURANCE POLICY
                      JOINT EQUAL AGE 55 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
          INITIAL SPECIFIED AMOUNT $250,000--ANNUAL PREMIUM OF $2,165
                           NON-TOBACCO PREMIUM CLASS



                                             ASSUMING 8% HYPOTHETICAL GROSS RETURN,    ASSUMING 8% HYPOTHETICAL GROSS RETURN,
                                              GUARANTEED MAXIMUM COST OF INSURANCE    NON-GUARANTEED CURRENT COST OF INSURANCE
                                                 CHARGES, AND GUARANTEED MAXIMUM         CHARGES, AND NON-GUARANTEED CURRENT
                                                         EXPENSE CHARGES                           EXPENSE CHARGES
                                 PREMIUMS    ---------------------------------------  -----------------------------------------
            END OF              ACCUMULATED  END OF YEAR   END OF YEAR  END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR
            POLICY                 AT 5%     ACCUMULATED    SURRENDER      DEATH      ACCUMULATED     SURRENDER       DEATH
             YEAR                PER YEAR       VALUE         VALUE       BENEFIT        VALUE          VALUE        BENEFIT
------------------------------  -----------  ------------  -----------  ------------  ------------  -------------  ------------
      1                           $2,273       $  1,192      $    0       $251,192      $ 1,487        $     0       $251,487
      2                            4,660          3,038           0       253,038         3,492              0        253,492
      3                            7,166          4,964           0       254,964         5,613              0        255,613
      4                            9,798          6,966       1,446       256,966         7,852          2,332        257,852
      5                           12,561          9,039       4,217       259,039        10,214          5,391        260,214
      6                           15,462         11,176       7,081       261,176        12,701          8,606        262,701
      7                           18,509         13,363      10,023       263,363        15,316         11,976        265,316
      8                           21,708         15,582      13,027       265,582        18,060         15,505        268,060
      9                           25,066         17,808      16,068       267,808        20,934         19,194        270,934
    10                            28,593         20,011      19,123       270,011        23,939         23,051        273,939
    15                            49,053         29,202      29,202       279,202        40,669         40,669        290,669
    20                            75,167         27,964      27,964       277,964        58,377         58,377        308,377
    25                           108,496              *           *             *        70,743         70,743        320,743
    30                           151,032              *           *             *        64,831         64,831        314,831
    35                           205,321              *           *             *        20,304         20,304        270,304
    40                                 *              *           *             *             *              *              *
    45                                 *              *           *             *             *              *              *
    50                                 *              *           *             *             *              *              *
    55                                 *              *           *             *             *              *              *
    60                                 *              *           *             *             *              *              *
 Age 65                           28,593         20,011      19,123       270,011        23,939         23,051        273,939
 Age 70                           49,053         29,202      29,202       279,202        40,669         40,669        290,669
Age 115                                *              *           *             *             *              *              *


------------------------

(*) In the absence of an additional premium, the policy would lapse.



The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.



The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.



THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATE OF RETURN MAY BE MORE OR LESS THAN THAT SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AND THE ACTUAL INVESTMENT EXPERIENCE OF THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 8% SHOWN ABOVE CORRESPOND TO A NET ANNUAL RATE OF RETURN OF 6.45%. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

         FLEXIBLE PREMIUM LAST SURVIVOR VARIABLE LIFE INSURANCE POLICY
                      JOINT EQUAL AGE 55 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION A
          INITIAL SPECIFIED AMOUNT $250,000--ANNUAL PREMIUM OF $2,165
                           NON-TOBACCO PREMIUM CLASS



                                             ASSUMING 12% HYPOTHETICAL GROSS RETURN,   ASSUMING 12% HYPOTHETICAL GROSS RETURN,
                                              GUARANTEED MAXIMUM COST OF INSURANCE    NON-GUARANTEED CURRENT COST OF INSURANCE
                                                 CHARGES, AND GUARANTEED MAXIMUM         CHARGES, AND NON-GUARANTEED CURRENT
                                                         EXPENSE CHARGES                           EXPENSE CHARGES
                                 PREMIUMS    ---------------------------------------  -----------------------------------------
            END OF              ACCUMULATED  END OF YEAR   END OF YEAR  END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR
            POLICY                 AT 5%     ACCUMULATED    SURRENDER      DEATH      ACCUMULATED     SURRENDER       DEATH
             YEAR                PER YEAR       VALUE         VALUE       BENEFIT        VALUE          VALUE        BENEFIT
------------------------------  -----------  ------------  -----------  ------------  ------------  -------------  ------------
      1                           $2,273       $  1,253      $    0       $251,253       $1,554        $     0       $251,554
      2                            4,660          3,226           0       253,226        3,702               0        253,702
      3                            7,166          5,365           0       255,365        6,059               0        256,059
      4                            9,798          7,679       2,159       257,679        8,644           3,124        258,644
      5                           12,561         10,175       5,353       260,175       11,478           6,656        261,478
      6                           15,462         12,860       8,765       262,860       14,580          10,485        264,580
      7                           18,509         15,737      12,397       265,737       17,972          14,632        267,972
      8                           21,708         18,804      16,249       268,804       21,680          19,125        271,680
      9                           25,066         22,051      20,311       272,051       25,726          23,986        275,726
    10                            28,593         25,468      24,581       275,468       30,140          29,252        280,140
    15                            49,053         44,273      44,273       294,273       58,602          58,602        308,602
    20                            75,167         60,129      60,129       310,129       99,758          99,758        349,758
    25                           108,496         51,946      51,946       301,946      154,467         154,467        404,467
    30                           151,032              *           *             *      219,390         219,390        469,390
    35                           205,321              *           *             *      286,048         286,048        536,048
    40                           274,608              *           *             *      344,907         344,907        594,907
    45                           363,038              *           *             *      382,299         382,299        632,299
    50                           475,900              *           *             *      378,226         378,226        628,226
    55                           619,944              *           *             *      335,113         335,113        585,113
    60                           803,784              *           *             *      241,894         241,894        491,894
 Age 65                           28,593         25,468      24,581       275,468       30,140          29,252        280,140
 Age 70                           49,053         44,273      44,273       294,273       58,602          58,602        308,602
Age 115                          803,784              *           *             *      241,894         241,894        491,894


------------------------

(*) In the absence of an additional premium, the policy would lapse.



The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.



The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.



THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATE OF RETURN MAY BE MORE OR LESS THAN THAT SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AND THE ACTUAL INVESTMENT EXPERIENCE OF THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 12% SHOWN ABOVE CORRESPOND TO A NET ANNUAL RATE OF RETURN OF 10.45%. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

         FLEXIBLE PREMIUM LAST SURVIVOR VARIABLE LIFE INSURANCE POLICY
                      JOINT EQUAL AGE 55 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
          INITIAL SPECIFIED AMOUNT $250,000--ANNUAL PREMIUM OF $2,165
                           NON-TOBACCO PREMIUM CLASS



                                             ASSUMING 0% HYPOTHETICAL GROSS RETURN,    ASSUMING 0% HYPOTHETICAL GROSS RETURN,
                                              GUARANTEED MAXIMUM COST OF INSURANCE    NON-GUARANTEED CURRENT COST OF INSURANCE
                                                 CHARGES, AND GUARANTEED MAXIMUM         CHARGES, AND NON-GUARANTEED CURRENT
                                                         EXPENSE CHARGES                           EXPENSE CHARGES
                                 PREMIUMS    ---------------------------------------  -----------------------------------------
            END OF              ACCUMULATED  END OF YEAR   END OF YEAR  END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR
            POLICY                 AT 5%     ACCUMULATED    SURRENDER      DEATH      ACCUMULATED     SURRENDER       DEATH
             YEAR                PER YEAR       VALUE         VALUE       BENEFIT        VALUE          VALUE        BENEFIT
------------------------------  -----------  ------------  -----------  ------------  ------------  -------------  ------------
      1                           $2,273       $  1,071      $    0       $250,000      $ 1,353        $     0       $250,000
      2                            4,660          2,678           0       250,000         3,090              0        250,000
      3                            7,166          4,224           0       250,000         4,787              0        250,000
      4                            9,798          5,702         182       250,000         6,442            922        250,000
      5                           12,561          7,103       2,281       250,000         8,050          3,228        250,000
      6                           15,462          8,419       4,324       250,000         9,610          5,515        250,000
      7                           18,509          9,635       6,295       250,000        11,115          7,775        250,000
      8                           21,708         10,735       8,180       250,000        12,563         10,008        250,000
      9                           25,066         11,695       9,955       250,000        13,946         12,206        250,000
    10                            28,593         12,490      11,603       250,000        15,260         14,373        250,000
    15                            49,053         12,906      12,906       250,000        20,374         20,374        250,000
    20                            75,167          1,973       1,973       250,000        21,190         21,190        250,000
    25                           108,496              *           *             *        12,677         12,677        250,000
    30                                 *              *           *             *             *              *              *
    35                                 *              *           *             *             *              *              *
    40                                 *              *           *             *             *              *              *
    45                                 *              *           *             *             *              *              *
    50                                 *              *           *             *             *              *              *
    55                                 *              *           *             *             *              *              *
    60                                 *              *           *             *             *              *              *
 Age 65                           28,593         12,490      11,603       250,000        15,260         14,373        250,000
 Age 70                           49,053         12,906      12,906       250,000        20,374         20,374        250,000
Age 115                                *              *           *             *             *              *              *


------------------------

(*) In the absence of an additional premium, the policy would lapse.



The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.



The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.



THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATE OF RETURN MAY BE MORE OR LESS THAN THAT SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AND THE ACTUAL INVESTMENT EXPERIENCE OF THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 0% SHOWN ABOVE CORRESPOND TO A NET ANNUAL RATE OF RETURN OF -1.55%. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

         FLEXIBLE PREMIUM LAST SURVIVOR VARIABLE LIFE INSURANCE POLICY
                      JOINT EQUAL AGE 55 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
          INITIAL SPECIFIED AMOUNT $250,000--ANNUAL PREMIUM OF $2,165
                           NON-TOBACCO PREMIUM CLASS



                                             ASSUMING 4% HYPOTHETICAL GROSS RETURN,    ASSUMING 4% HYPOTHETICAL GROSS RETURN,
                                              GUARANTEED MAXIMUM COST OF INSURANCE    NON-GUARANTEED CURRENT COST OF INSURANCE
                                                 CHARGES, AND GUARANTEED MAXIMUM         CHARGES, AND NON-GUARANTEED CURRENT
                                                         EXPENSE CHARGES                           EXPENSE CHARGES
                                 PREMIUMS    ---------------------------------------  -----------------------------------------
            END OF              ACCUMULATED  END OF YEAR   END OF YEAR  END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR
            POLICY                 AT 5%     ACCUMULATED    SURRENDER      DEATH      ACCUMULATED     SURRENDER       DEATH
             YEAR                PER YEAR       VALUE         VALUE       BENEFIT        VALUE          VALUE        BENEFIT
------------------------------  -----------  ------------  -----------  ------------  ------------  -------------  ------------
      1                           $2,273       $  1,132      $    0       $250,000      $ 1,420        $     0       $250,000
      2                            4,660          2,856           0       250,000         3,289              0        250,000
      3                            7,166          4,585           0       250,000         5,190              0        250,000
      4                            9,798          6,312         792       250,000         7,120          1,600        250,000
      5                           12,561          8,027       3,205       250,000         9,078          4,256        250,000
      6                           15,462          9,719       5,624       250,000        11,059          6,964        250,000
      7                           18,509         11,373       8,033       250,000        13,059          9,719        250,000
      8                           21,708         12,968      10,413       250,000        15,073         12,518        250,000
      9                           25,066         14,480      12,740       250,000        17,094         15,354        250,000
    10                            28,593         15,879      14,991       250,000        19,118         18,230        250,000
    15                            49,053         19,901      19,901       250,000        28,814         28,814        250,000
    20                            75,167         12,687      12,687       250,000        35,771         35,771        250,000
    25                           108,496              *           *             *        34,501         34,501        250,000
    30                           151,032              *           *             *        13,730         13,730        250,000
    35                                 *              *           *             *             *              *              *
    40                                 *              *           *             *             *              *              *
    45                                 *              *           *             *             *              *              *
    50                                 *              *           *             *             *              *              *
    55                                 *              *           *             *             *              *              *
    60                                 *              *           *             *             *              *              *
 Age 65                           28,593         15,879      14,991       250,000        19,118         18,230        250,000
 Age 70                           49,053         19,901      19,901       250,000        28,814         28,814        250,000
Age 115                                *              *           *             *             *              *              *


------------------------

(*) In the absence of an additional premium, the policy would lapse.



The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.



The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.



THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATE OF RETURN MAY BE MORE OR LESS THAN THAT SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AND THE ACTUAL INVESTMENT EXPERIENCE OF THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 4% SHOWN ABOVE CORRESPOND TO A NET ANNUAL RATE OF RETURN OF 2.45%. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGED 4% OVER A PERIOD OF YEARS BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

         FLEXIBLE PREMIUM LAST SURVIVOR VARIABLE LIFE INSURANCE POLICY
                      JOINT EQUAL AGE 55 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
          INITIAL SPECIFIED AMOUNT $250,000--ANNUAL PREMIUM OF $2,165
                           NON-TOBACCO PREMIUM CLASS



                                             ASSUMING 8% HYPOTHETICAL GROSS RETURN,    ASSUMING 8% HYPOTHETICAL GROSS RETURN,
                                              GUARANTEED MAXIMUM COST OF INSURANCE    NON-GUARANTEED CURRENT COST OF INSURANCE
                                                 CHARGES, AND GUARANTEED MAXIMUM         CHARGES, AND NON-GUARANTEED CURRENT
                                                         EXPENSE CHARGES                           EXPENSE CHARGES
                                 PREMIUMS    ---------------------------------------  -----------------------------------------
            END OF              ACCUMULATED  END OF YEAR   END OF YEAR  END OF YEAR   END OF YEAR    END OF YEAR   END OF YEAR
            POLICY                 AT 5%     ACCUMULATED    SURRENDER      DEATH      ACCUMULATED     SURRENDER       DEATH
             YEAR                PER YEAR       VALUE         VALUE       BENEFIT        VALUE          VALUE        BENEFIT
------------------------------  -----------  ------------  -----------  ------------  ------------  -------------  ------------
      1                           $2,273       $  1,192      $    0       $250,000      $ 1,487        $     0       $250,000
      2                            4,660          3,039           0       250,000         3,492              0        250,000
      3                            7,166          4,966           0       250,000         5,613              0        250,000
      4                            9,798          6,972       1,452       250,000         7,854          2,334        250,000
      5                           12,561          9,053       4,231       250,000        10,219          5,397        250,000
      6                           15,462         11,202       7,107       250,000        12,711          8,616        250,000
      7                           18,509         13,409      10,069       250,000        15,335         11,995        250,000
      8                           21,708         15,660      13,105       250,000        18,092         15,537        250,000
      9                           25,066         17,934      16,194       250,000        20,987         19,247        250,000
    10                            28,593         20,206      19,318       250,000        24,020         23,133        250,000
    15                            49,053         30,391      30,391       250,000        41,194         41,194        250,000
    20                            75,167         32,618      32,618       250,000        60,826         60,826        250,000
    25                           108,496          6,406       6,406       250,000        79,894         79,894        250,000
    30                           151,032              *           *             *        92,534         92,534        250,000
    35                           205,321              *           *             *        87,866         87,866        250,000
    40                                 *              *           *             *        41,622         41,622        250,000
    45                                 *              *           *             *             *              *              *
    50                                 *              *           *             *             *              *              *
    55                                 *              *           *             *             *              *              *
    60                                 *              *           *             *             *              *              *
 Age 65                           28,593         20,206      19,318       250,000        24,020         23,133        250,000
 Age 70                           49,053         30,391      30,391       250,000        41,194         41,194        250,000
Age 115                                *              *           *             *             *              *              *


------------------------

(*) In the absence of an additional premium, the policy would lapse.



The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.



The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.



THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATE OF RETURN MAY BE MORE OR LESS THAN THAT SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AND THE ACTUAL INVESTMENT EXPERIENCE OF THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 8% SHOWN ABOVE CORRESPOND TO A NET ANNUAL RATE OF RETURN OF 6.45%. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGED 8% OVER A PERIOD OF YEARS BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

         FLEXIBLE PREMIUM LAST SURVIVOR VARIABLE LIFE INSURANCE POLICY
                      JOINT EQUAL AGE 55 AT LAST BIRTHDAY
                             DEATH BENEFIT OPTION B
          INITIAL SPECIFIED AMOUNT $250,000--ANNUAL PREMIUM OF $2,165
                           NON-TOBACCO PREMIUM CLASS



                                             ASSUMING 12% HYPOTHETICAL GROSS RETURN,  ASSUMING 12% HYPOTHETICAL GROSS RETURN,
                                              GUARANTEED MAXIMUM COST OF INSURANCE    NON-GUARANTEED CURRENT COST OF INSURANCE
                                                 CHARGES, AND GUARANTEED MAXIMUM        CHARGES, AND NON-GUARANTEED CURRENT
                                                         EXPENSE CHARGES                          EXPENSE CHARGES
                                 PREMIUMS    ---------------------------------------  ----------------------------------------
            END OF              ACCUMULATED  END OF YEAR   END OF YEAR  END OF YEAR   END OF YEAR   END OF YEAR   END OF YEAR
            POLICY                 AT 5%     ACCUMULATED    SURRENDER      DEATH      ACCUMULATED    SURRENDER       DEATH
             YEAR                PER YEAR       VALUE         VALUE       BENEFIT        VALUE         VALUE        BENEFIT
------------------------------  -----------  ------------  -----------  ------------  ------------  ------------  ------------
      1                           $2,273       $  1,254      $    0       $250,000     $    1,554    $        0    $  250,000
      2                            4,660          3,227           0       250,000           3,702             0       250,000
      3                            7,166          5,368           0       250,000           6,060             0       250,000
      4                            9,798          7,686       2,166       250,000           8,647         3,127       250,000
      5                           12,561         10,191       5,368       250,000          11,484         6,662       250,000
      6                           15,462         12,891       8,796       250,000          14,592        10,497       250,000
      7                           18,509         15,793      12,453       250,000          17,995        14,655       250,000
      8                           21,708         18,899      16,344       250,000          21,719        19,164       250,000
      9                           25,066         22,209      20,469       250,000          25,792        24,052       250,000
    10                            28,593         25,720      24,832       250,000          30,244        29,357       250,000
    15                            49,053         46,065      46,065       250,000          59,377        59,377       250,000
    20                            75,167         68,840      68,840       250,000         103,974       103,974       250,000
    25                           108,496         84,886      84,886       250,000         173,515       173,515       250,000
    30                           151,032         68,801      68,801       250,000         291,579       291,579       306,158
    35                           205,321              *           *             *         484,993       484,993       509,242
    40                           274,608              *           *             *         799,741       799,741       807,738
    45                           363,038              *           *             *       1,318,777     1,318,777     1,331,965
    50                           475,900              *           *             *       2,162,424     2,162,424     2,184,049
    55                           619,944              *           *             *       3,534,038     3,534,038     3,569,378
    60                           803,784              *           *             *       5,764,001     5,764,001     5,821,641
 Age 65                           28,593         25,720      24,832       250,000          30,244        29,357       250,000
 Age 70                           49,053         46,065      46,065       250,000          59,377        59,377       250,000
Age 115                          803,784              *           *             *       5,764,001     5,764,001     5,821,641


------------------------

(*) In the absence of an additional premium, the policy would lapse.



The values illustrated assume the premium is paid at the beginning of the Policy Year. Values would be different if premiums are paid with a different frequency or in different amounts.



The values and benefits are as of the Policy Year shown. They assume that no Policy Loans or partial withdrawals have been made. Excessive Policy Loans or partial withdrawals may cause this Policy to lapse because of insufficient Net Accumulated Value.



THE HYPOTHETICAL GROSS ANNUAL INVESTMENT RATE OF RETURN SHOWN ABOVE IS ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST, OR A PREDICTION OF FUTURE, INVESTMENT RATES OF RETURN. THE ACTUAL INVESTMENT RATE OF RETURN MAY BE MORE OR LESS THAN THAT SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER AND THE ACTUAL INVESTMENT EXPERIENCE OF THE SUBACCOUNTS. THE GROSS HYPOTHETICAL ANNUAL INVESTMENT RATE OF RETURN OF 12% SHOWN ABOVE CORRESPOND TO A NET ANNUAL RATE OF RETURN OF 10.45%. THE DEATH BENEFIT AND ACCUMULATED VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATE OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS BUT FLUCTUATED ABOVE OR BELOW THAT AVERAGE FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY THE COMPANY OR THE FUND THAT THIS HYPOTHETICAL INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED FOR ANY PERIOD OF TIME.

--------------------------------------------------------------------------------

APPENDIX B
--------------------------------------------------------------------------------

DEATH BENEFIT OPTIONS

        OPTION A EXAMPLE. For purposes of this example, assume that the Joint Insureds' Joint Equal Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option A, a Policy with a Specified Amount of $50,000 will generally provide a death benefit of $50,000 plus Accumulated Value. Thus, for example, a Policy with a Accumulated Value of $5,000 will have a death benefit of $55,000 ($50,000 + $5,000); a Accumulated Value of $10,000 will provide a death benefit of $60,000 ($50,000 + $10,000). The death benefit, however, must be at least 2.50 multiplied by the Accumulated Value. As a result, if the Accumulated Value of the Policy exceeds $33,333, the death benefit will be greater than the Specified Amount plus Accumulated Value. Each additional dollar of Accumulated Value above $33,333 will increase the death benefit by $2.50. A Policy with a Specified Amount of $50,000 and a Accumulated Value of $40,000 will provide a death benefit of $100,000 ($40,000 x 2.50); a Accumulated Value of $60,000 will provide a death benefit of $150,000 ($60,000 x 2.50).

    Similarly, any time Accumulated Value exceeds $33,333, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $40,000 to $35,000 because of partial surrenders, charges, or negative investment performance, the death benefit will be reduced from $100,000 to $87,500. If at any time, however, Accumulated Value multiplied by the specified amount factor is less than the Specified Amount plus the Accumulated Value, then the death benefit will be the current Specified Amount plus Accumulated Value of the Policy.

    The specified amount factor becomes lower as the Joint Insureds' Joint Equal Attained Age increases. If the Joint Equal Attained Age of the Joint Insureds in the example above were, for example, 50 (rather than under 40), the specified amount factor would be 1.85. The amount of the death benefit would be the sum of the Accumulated Value plus $50,000 unless the Accumulated Value exceeded $58,824 (rather than $33,333), and each dollar then added to or taken from the Accumulated Value would change the death benefit by $1.85 (rather than $2.50).

        OPTION B EXAMPLE. For purposes of this example, assume that the Joint Insureds' Joint Equal Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option B, a Policy with a $50,000 Specified Amount will generally pay $50,000 in death benefits. However, because the death benefit must be equal to or be greater than 2.50 multiplied by the Accumulated Value, any time the Accumulated Value of the Policy exceeds $20,000, the death benefit will exceed the $50,000 Specified Amount. Each additional dollar added to Accumulated Value above $20,000 will increase the death benefit by $2.50. A Policy with a $50,000 Specified Amount and a Accumulated Value of $30,000 will provide death proceeds of $75,000 ($30,000 x 2.50); a Accumulated Value of $40,000 will provide a death benefit of $100,000 ($40,000 x 2.50); a Accumulated Value of $50,000 will provide a death benefit of $125,000 ($50,000 x 2.50).

    Similarly, so long as Accumulated Value exceeds $20,000, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $25,000 to $20,000 because of partial surrenders, charges, or negative investment performance, the death benefit will be reduced from $62,500 to $50,000. If at any time, however, the Accumulated Value multiplied by the specified amount factor is less than the Specified Amount, the death benefit will equal the current Specified Amount of the Policy.

    The specified amount factor becomes lower as the Joint Insureds' Joint Equal Attained Age increases. If the Joint Equal Attained Age of the Joint Insureds in the example above were, for example, 50 (rather than between 0 and 40), the specified amount factor would be 1.85. The death proceeds would not exceed the $50,000 Specified Amount unless the Accumulated Value exceeded approximately $27,028 (rather than $20,000), and each dollar then added to or taken from the Accumulated Value would change the life insurance proceeds by $1.85 (rather than $2.50).


JOINT EQUAL ATTAINED AGE  SPECIFIED AMOUNT FACTOR
40 or younger                       2.50
41                                  2.43
42                                  2.36
43                                  2.29
44                                  2.22
45                                  2.15
46                                  2.09
47                                  2.03
48                                  1.97
49                                  1.91
50                                  1.85
51                                  1.78
52                                  1.71
53                                  1.64
54                                  1.57
55                                  1.50
56                                  1.46
57                                  1.42
58                                  1.38
59                                  1.34
60                                  1.30
61                                  1.28
62                                  1.26
63                                  1.24
64                                  1.22
65                                  1.20
66                                  1.19
67                                  1.18
68                                  1.17
69                                  1.16
70                                  1.15
71                                  1.13
72                                  1.11
73                                  1.09
74                                  1.07
75 to 90                            1.05
91                                  1.04
92                                  1.03
93                                  1.02
94 to 114                           1.01
115 or older                        1.00

--------------------------------------------------------------------------------

APPENDIX C
--------------------------------------------------------------------------------

MAXIMUM SURRENDER CHARGES

    The chart below reflects the maximum surrender charge per $1,000 of Specified Amount for selected issue ages as policy years increase.

                      NON-TOBACCO
                      ISSUE                                                 POLICY YEAR
                      AGE              1       2       3       4       5       6       7       8       9       10      11+
                      ---------------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
                      20                11.25   10.35    9.37    8.35    7.30    6.20    5.05    3.86    2.63    1.34    0.00
                      30                13.67   12.61   11.42   10.18    8.89    7.55    6.15    4.71    3.20    1.63    0.00
                      40                17.62   16.30   14.76   13.16   11.50    9.76    7.96    6.09    4.14    2.11    0.00
                      50                24.28   22.58   20.45   18.23   15.92   13.52   11.03    8.43    5.73    2.92    0.00
                      60                36.13   33.88   30.66   27.33   23.87   20.28   16.55   12.68    8.64    4.42    0.00
                      70                54.10   51.00   46.06   41.01   35.84   30.54   25.07   19.37   13.36    6.95    0.00
                      80                51.96   47.73   43.12   38.44   33.91   29.44   24.86   19.97   14.49    8.04    0.00

                      TOBACCO
                      ISSUE                                                 POLICY YEAR
                      AGE              1       2       3       4       5       6       7       8       9       10      11+
                      ---------------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
                      20                12.10   11.14   10.09    8.99    7.86    6.67    5.44    4.16    2.83    1.44    0.00
                      30                15.00   13.84   12.53   11.17    9.76    8.29    6.76    5.17    3.51    1.79    0.00
                      40                19.74   18.29   16.56   14.76   12.90   10.95    8.93    6.83    4.64    2.37    0.00
                      50                27.59   25.71   23.28   20.75   18.12   15.40   12.56    9.61    6.54    3.34    0.00
                      60                41.03   38.50   34.83   31.04   27.12   23.06   18.85   14.47    9.89    5.08    0.00
                      70                53.81   50.57   45.64   40.67   35.62   30.45   25.11   19.51   13.55    7.10    0.00
                      80                51.77   47.50   42.93   38.42   34.07   29.74   25.27   20.42   14.91    8.31    0.00

                      COMBINED
                      ISSUE                                                 POLICY YEAR
                      AGE              1       2       3       4       5       6       7       8       9       10      11+
                      ---------------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------  ------
                      20                11.61   10.69    9.68    8.63    7.53    6.40    5.22    3.99    2.71    1.38    0.00
                      30                14.23   13.13   11.89   10.60    9.26    7.86    6.41    4.90    3.33    1.70    0.00
                      40                18.52   17.14   15.52   13.84   12.09   10.26    8.37    6.40    4.35    2.22    0.00
                      50                25.68   23.91   21.65   19.30   16.85   14.32   11.68    8.93    6.07    3.10    0.00
                      60                38.26   35.88   32.47   28.94   25.28   21.49   17.55   13.45    9.17    4.70    0.00
                      70                53.97   50.81   45.87   40.85   35.74   30.49   25.08   19.42   13.44    7.01    0.00
                      80                51.87   47.62   43.02   38.42   33.98   29.58   25.05   20.18   14.69    8.16    0.00

                                    PART II

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

Article XII of the Company's By-Laws provides for the indemnification by the Company of any person who is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Article XII also provides for the indemnification by the Company of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its factor by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, offer, employee or agent of another corporation, partnership, joint venture, trust or another enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

Farm Bureau Life Insurance Company represents that the aggregate charges under the Policies are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

A reconciliation and tie-in of information shown in the Prospectus with the items of Form N-8B-2.


The Prospectus consisting of 105 pages.


The undertaking to file reports.

The undertaking pursuant to Rule 484.

Representation pursuant to Section 26(e)(2)(A).

The signatures.

Written consents of the following persons:

       Stephen M. Morain, Esquire
       Messrs. Sutherland Asbill & Brennan LLP
       Ernst & Young LLP, Independent Auditors
       Christopher G. Daniels, FSA, MSAA, Life Product Development and Pricing Vice President

The following exhibits:


1.A.  1.      Certified Resolution of the Board of Directors of the Company
              establishing the Variable Account.(1)
      2.      None.
      3.      (a) Underwriting Agreement.(3)
              (b) Forms of Career Agent's Contract.(1)
              (c) Commission schedules. (See Exhibit 3(b) above.)(1)
      4.      None.
      5.      (a)  Policy Form.(2)
              (b)  Application Form.(1)
      6.      (a)  Certificate of Incorporation of the Company.(1)
              (b)  By-Laws of the Company.(1)
      7.      None.
      8.      None.
      9.      (a)  Participation Agreement relating to EquiTrust Variable
                     Insurance Series Fund.(1)
              (b)  Participation Agreement relating to Fidelity Variable
                     Insurance Products Fund.(2)
              (c)  Participation Agreement relating to Fidelity Variable
                     Insurance Products Fund II.(2)
              (d)  Participation Agreement relating to Fidelity Variable
                     Insurance Products Fund III.(2)
              (e)  Participation Agreement relating to T. Rowe Price Equity
                     Series, Inc. and T. Rowe Price International
                     Series, Inc.(2)
      10.     Form of Application (see Exhibit 1.A.(5)(b) above.)
2.    *Opinion and Consent of Stephen M. Morain, Esquire.
3.    *Financial Statement Schedules.
4.    None.
5.    Not applicable.
6.    *Opinion and Consent of Christopher G. Daniels, FSA, MSAA, Life Product
      Development and Pricing Vice President.
7.    (a)     *Consent of Ernst & Young LLP
      (b)     *Consent of Messrs. Sutherland Asbill & Brennan LLP
8.    Memorandum describing the Company's conversion procedure (included in
      Exhibit 9 hereto).
9.    *Memorandum describing the Company's issuance, transfer and redemption procedures for the Policy.
10.   Powers of Attorney.(1)


*Attached as an exhibit.

(1) Incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form S-6 (File No. 33-12789) filed with the Securities and Exchange Commission on May 1, 1998.


(2) Incorporated herein by reference to the Initial Filing of this Registration Statement on Form S-6 (File No. 333-31444) filed with the Securities and Exchange Commission on March 1, 2000.



(3) Incorporated herein by reference to Post-Effective Amendment No. 15 to the Registration Statement on Form S-6 (File No. 33-12789) filed with the Securities and Exchange Commission on April 28, 2000.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Farm Bureau Life Variable Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of West Des Moines, State of Iowa, on the 25th day of April, 2000.


                                FARM BUREAU LIFE INSURANCE COMPANY
                                FARM BUREAU LIFE VARIABLE ACCOUNT

                                By:          /s/ EDWARD M. WIEDERSTEIN
                                     -----------------------------------------
                                               Edward M. Wiederstein
                                                     PRESIDENT
                                         Farm Bureau Life Insurance Company

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the dates set forth below.


          SIGNATURE                       TITLE                    DATE
          ---------                       -----                    ----
  /s/ EDWARD M. WIEDERSTEIN     President and Director
------------------------------    [Principal Executive        April 25, 2000
    Edward M. Wiederstein         Officer]

                                Senior Vice President and
     /s/ JERRY C. DOWNIN          Secretary-Treasurer
------------------------------    [Principal Financial        April 25, 2000
       Jerry C. Downin            Officer]

      /s/ JAMES W. NOYCE        Chief Financial Officer
------------------------------    [Principal Accounting       April 25, 2000
        James W. Noyce            Officer]

              *
------------------------------  Vice President and            April 25, 2000
     Roger Bill Mitchell          Director

              *
------------------------------  Director                      April 25, 2000
     Eric K. Aasmundstad

              *
------------------------------  Director                      April 25, 2000
       Kenneth R. Ashby

              *
------------------------------  Director                      April 25, 2000
      Al Christopherson

------------------------------  Director                      April 25, 2000
        Kenny J. Evans

              *
------------------------------  Director                      April 25, 2000
      Ernest A. Glienke

------------------------------  Director                      April 25, 2000
        Karen J. Henry

          SIGNATURE                       TITLE                    DATE
          ---------                       -----                    ----
              *
------------------------------  Director                      April 25, 2000
        Craig D. Hill

              *
------------------------------  Director                      April 25, 2000
     Richard G. Kjerstad

              *
------------------------------  Director                      April 25, 2000
      G. Steven Kouplen

------------------------------  Director                      April 25, 2000
        Craig A. Lang

              *
------------------------------  Director                      April 25, 2000
      Lindsey D. Larsen

------------------------------  Director                      April 25, 2000
       David L. McClure

              *
------------------------------  Director                      April 25, 2000
       Bryce P. Neidig

              *
------------------------------  Director                      April 25, 2000
      Howard D. Poulson

------------------------------  Director                      April 25, 2000
      Frank S. Priestley

              *
------------------------------  Director                      April 25, 2000
     Beverly L. Schnepel

------------------------------  Director                      April 25, 2000
      John J. VanSweden


*By     /s/ STEPHEN M. MORAIN
      -------------------------
          Stephen M. Morain
          ATTORNEY-IN-FACT,
        PURSUANT TO POWER OF
              ATTORNEY.